  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1997
                                                     REGISTRATION NO. 333-27599

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 3
                                      TO

                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                       FRIEDE GOLDMAN INTERNATIONAL INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                      3731                       72-1362492
   (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
     JURISDICTION         CLASSIFICATION CODE NUMBER)     IDENTIFICATION NUMBER)
 OF INCORPORATION OR   525 E. CAPITOL STREET, SUITE 402
    ORGANIZATION)         JACKSON, MISSISSIPPI 39201
                                (601) 352-1107
              (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                                J. L. HOLLOWAY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       525 E. CAPITOL STREET, SUITE 402
                          JACKSON, MISSISSIPPI 39201
                                (601) 352-1107
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
              NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
             copy to:                                 copy to:


          THOMAS P. MASON                        ROBERT D. CAMPBELL
      Andrews & Kurth L.L.P.                   Thompson & Knight, P.C.
    4200 Texas Commerce Tower              1700 Pacific Avenue, Suite 3300
       Houston, Texas 77002                   Dallas, Texas 75201-4693
          (713) 220-4200                           (214) 969-1700

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                                ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
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
                                             PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF            AGGREGATE OFFERING      AMOUNT OF
        SECURITIES TO BE REGISTERED              PRICE(1)      REGISTRATION FEE(2)
----------------------------------------------------------------------------------
Common Stock, $.01 par value...............    $85,836,000           $26,011
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

(2) The Company has previously paid a fee of $19,202.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 16, 1997

PROSPECTUS

 LOGO
[LOGO OF FRIEDE GOLDMAN APPEARS HERE]

                             4,665,000 SHARES

                       FRIEDE GOLDMAN INTERNATIONAL INC.
                                  COMMON STOCK

                                 ------------

  Friede Goldman International Inc. ("Friede Goldman International" or the "Company") is offering 2,650,000 shares, and certain selling stockholders (the "Selling Stockholders") are offering 2,015,000 shares, of common stock (the "Common Stock") of the Company (the "Offering"). Prior to the Offering, there has been no public market for the Common Stock. The Common Stock has been approved for quotation on the NASDAQ National Market, subject to official notice of issuance, under the symbol "FGII." It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for factors to be considered in determining the initial public offering price.

                                 ------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS
               THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      PRICE                  PROCEEDS   PROCEEDS TO
                                       TO      UNDERWRITING     TO        SELLING
                                     PUBLIC    DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
------------------------------------------------------------------------------------
Per Share........................       $         $           $            $
------------------------------------------------------------------------------------
Total(3).........................  $           $            $           $
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated to be $467,500.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 699,750 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Stockholders will be $     , $     , $      and $     , respectively. See
    "Underwriting."

                                 ------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made against
payment therefor in New York, New York on or about       , 1997.

JEFFERIES & COMPANY, INC.
                            BEAR, STEARNS & CO. INC.
                                                   JOHNSON RICE & COMPANY L.L.C.

     , 1997

          [PICTURES OF DRILLING RIGS BEING CONVERTED AND RETROFITTED]


  FRIEDE GOLDMAN INTERNATIONAL INC. CONVERTS, RETROFITS AND REPAIRS OFFSHORE
      DRILLING RIGS AT ITS EXISTING SHIPYARD IN PASCAGOULA, MISSISSIPPI.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) included elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option with respect to the sale of Common Stock will not be exercised. Except as otherwise specified, (a) all references to the Company include Friede Goldman International Inc. and, unless the context otherwise requires, its wholly-owned subsidiaries, HAM Marine, Inc. ("HAM Marine") and Friede & Goldman, Ltd. ("Friede & Goldman"), and (b) all references to the activities of Friede & Goldman prior to December 2, 1996 relate to the activities of the predecessor company with respect to which the Company acquired certain of its assets and business on such date (the "Friede Acquisition") and all references to Friede & Goldman refer to the assets and business of such predecessor company acquired by the Company. See "The Company--Corporate Restructuring."

                                  THE COMPANY

  Friede Goldman International Inc. is a leading provider of conversion, retrofit and repair services for offshore drilling rigs, including jackups, submersibles, semisubmersibles and drillships, and has entered the emerging market for conversion of offshore drilling units and tankers into deepwater floating production, storage and offloading vessels ("FPSOs"). In the last seven years, the Company has completed 47 offshore drilling rig conversion or retrofit projects. The Company, through its acquisition of Friede & Goldman in December 1996, is also one of the world's largest designers of offshore drilling rigs. The Company offers its customers a full range of design, engineering, construction, conversion, retrofit and repair services for offshore drilling rigs, including construction of new-build offshore drilling rigs. The Company's customers consist primarily of drilling contractors that drill offshore exploratory and development wells for oil and gas companies throughout the world, particularly in the Gulf of Mexico, the North Sea and areas offshore of West Africa and South America.

  The Company currently operates a 32-acre shipyard that is strategically located in Pascagoula, Mississippi with direct access to the Gulf of Mexico. The shipyard has the capacity to provide conversion, retrofit and repair services on six offshore drilling rigs simultaneously. Due to increased demand for its services, the Company has increased its backlog from $15.4 million at March 31, 1996 to $66.9 million at March 31, 1997. To accommodate this increased demand, the Company has recently leased additional dock space and fabrication buildings adjacent to its existing shipyard in Pascagoula, Mississippi and has increased its workforce from approximately 300 employees at December 1, 1996 to approximately 800 employees at March 31, 1997.

  The Company plans to commence construction in the second quarter of 1997 of a new state-of-the-art shipyard on a 85-acre site located approximately six miles from the existing shipyard. The new shipyard has been designed specifically to promote the most timely and efficient construction of new offshore drilling rigs, and could also be used for conversion, retrofit and repair services. The Company believes that the expected efficiencies of its new shipyard, together with the Company's offshore drilling rig design capabilities, its established relationships with drilling contractor customers and its extensive construction experience, will provide the Company with competitive advantages in the developing market for new construction of offshore drilling rigs.

OFFSHORE DRILLING INDUSTRY

  The level of worldwide offshore drilling activity has increased substantially over the last two years, resulting in an increase in worldwide utilization for marketed offshore drilling rigs to 99% in May 1997. Dayrates worldwide for cantilever jackups capable of drilling in water depths of 300 or more feet have increased from a weighted average of $36,600 in May 1996 to a weighted average of $61,100 in May 1997, with a recently reported high of $116,000. Similarly, dayrates worldwide for third and fourth generations of semisubmersibles have increased from a weighted average of $83,500 in May 1996 to a weighted average of $118,200 in May 1997, with a recently reported high of $175,000. In addition, oil and gas operators have recently begun to enter into multi-year contracts with drilling contractors for offshore drilling rigs due to the tightness of supply for available units. In deepwater areas where larger and more technically advanced drilling rigs are needed, increased drilling activity has also increased demand for retrofitting offshore drilling rigs to enhance their technical capabilities and improved pricing levels for such services. In addition, increased drilling activity in and around more mature fields in shallower waters has contributed to the increase in demand for conversion, retrofit and repair services for jackups and other offshore drilling rigs.

  The Company believes that these positive trends will continue due to (i) the increasing percentage of worldwide oil supply being produced from offshore areas, (ii) the increases in capital expenditure budgets of oil and gas companies for offshore drilling activity, (iii) technological advancements that have increased drilling success rates and (iv) the increased focus on deepwater exploration and production projects, particularly in the Gulf of Mexico.

  The Company believes that the current supply of offshore drilling rigs worldwide is inadequate to satisfy increasing demand. From 1985 to 1996, there has been a decrease in the total number of offshore drilling rigs worldwide from 809 to 639 rigs. The Company believes that, of the 366 jackups currently marketed worldwide, only 47 are capable of drilling in water depths greater than 300 feet and, of the 139 semisubmersibles currently marketed worldwide, only 25 are capable of drilling in water depths greater than 3,000 feet. In addition, substantially all of the current fleet of offshore drilling rigs were built more than ten years ago, and many of these rigs need to be converted or modified in order to continue to operate economically or to meet the requirements for deepwater drilling.

COMPANY OPERATIONS

  The Company's operations currently consist primarily of conversion, retrofit and repair services for offshore drilling rigs and the development of designs for new offshore drilling rigs. The Company plans to construct a new shipyard designed to build new offshore drilling rigs, which shipyard could also be used for conversion, retrofit and repair services.

  CONVERSION, RETROFIT AND REPAIR SERVICES. The Company's conversion and retrofit projects primarily include the conversion of jackup drilling rigs from a slot design to a cantilever design, the lengthening of legs on jackup rigs, the conversion of submersible rigs into semisubmersible rigs and the retrofit of early generation semisubmersible rigs to provide the enhanced capabilities associated with later generation semisubmersibles. These conversion and retrofit projects are designed to improve the operating efficiency of a drilling rig or provide increased technical capabilities, such as the ability to operate in deeper water. The Company also has been involved in the conversion of offshore drilling units and tankers to production units, including FPSOs and mobile offshore production units ("MOPUs"). In addition, the Company provides a broad range of structural rig repairs, including the replacement of legs on jackup rigs, the repair of pontoons on semisubmersible rigs and the repair of deck structures on offshore drilling rigs and production platforms.

  OFFSHORE DRILLING RIG AND FPSO DESIGN. In December 1996, the Company acquired Friede & Goldman, a company that designs mobile offshore drilling and production units, including jackups, semisubmersibles, drillships and FPSOs, and provides design and engineering services with respect to conversion and retrofit projects. Friede & Goldman has more than 50 years of experience in premier offshore rig design, beginning with the design of the first semisubmersibles to operate in the Gulf of Mexico. The Company's designs include the Friede & Goldman L-780 jackup design and Pacesetter and Trendsetter semisubmersible designs. Approximately 10% of jackup rigs and approximately 30% of semisubmersible rigs currently operating worldwide were designed by Friede & Goldman. The Company has recently designed a new jackup for use in water depths of approximately 400 feet that the Company believes would provide increased operational efficiencies over currently available designs, at a cost to construct that would be similar to the last generation of jackups. The Company has also developed a series of FPSOs suitable for operations worldwide and is currently in the process of developing new designs for a semisubmersible drilling rig for use in deepwater environments.

   CONSTRUCTION OF NEW OFFSHORE DRILLING RIGS AND FPSOS. Since the early 1980's and until recently, there has not been any significant construction of new-build offshore drilling rigs. The Company has recently completed a survey of its customers that has indicated a substantial interest in new rig construction. In addition, as of May 1997, 15 new offshore drilling rigs were being constructed worldwide, consisting of six jackups, six semisubmersibles and three drillships. Management of the Company attributes this increased demand for new-build offshore drilling rigs to (i) the recent increases in offshore drilling rig dayrates, (ii) the recent increases in offshore drilling rig utilization and (iii) the recent willingness of oil and gas companies to enter into longer-term contracts with drilling contractors.

  Due to capacity constraints of the Company's existing shipyard, the Company has not been able to participate in the developing market for new offshore drilling rig construction. In order to participate in this market, the Company plans to commence construction in the second quarter of 1997 of a state-of-the-art shipyard scheduled to be operational by early 1998 and completed later that year at a total cost of approximately $29 million. The new shipyard has been designed specifically for the construction of new offshore drilling rigs and FPSOs, and it will have the capacity to perform various stages of construction and outfitting activities on up to four drilling rigs or FPSOs simultaneously. In addition, the Company may use its shipyard facilities, or establish a separate manufacturing facility, to construct and assemble various components of Friede & Goldman designed jackups that it would sell as kits that could be used in the construction of new-build jackups either at the Company's shipyards or at other shipyards. These kits would consist of such manufactured components, including Friede & Goldman's patented rack chock leg fixation system, and a Friede & Goldman jackup design.

  In addition to new offshore drilling rig construction, 13 new FPSOs were under construction worldwide in early 1997, and management of the Company anticipates that there will be an increase in the demand for new construction of FPSOs for use in deepwater areas where there is not sufficient pipeline infrastructure to adequately transport oil and gas production onshore. FPSOs have only recently been constructed, typically through the conversion of a crude oil tanker or a semisubmersible rig. The Company believes that demand for FPSOs will increase as deepwater drilling activity increases, and that newly constructed FPSOs will be more cost-effective than conversions of existing crude oil tankers or semisubmersible rigs.

BUSINESS STRATEGY

  The Company's business strategy is to be a leading participant in the developing market for new offshore drilling rig and FPSO construction and to enhance its position as a leader in the conversion, retrofit and repair of offshore drilling rigs and production units. The key elements of the Company's business strategy are as follows:

  MAINTAIN FOCUS ON RIG CONVERSION, RETROFIT AND REPAIR SERVICES. Due to increased demand for offshore drilling rigs with enhanced technical capabilities, the demand for the Company's conversion, retrofit and repair services has increased significantly during the past 12 months. As a result, the Company's backlog has increased from $15.4 million at March 31, 1996 to $66.9 million at March 31, 1997.

  PURSUE NEW OFFSHORE DRILLING RIG AND FPSO CONSTRUCTION. The Company believes that a market for construction of new offshore drilling rigs and FPSOs is developing. The Company intends to pursue opportunities to construct new offshore drilling rigs and FPSOs by capitalizing on its existing relationships with drilling contractors, its expertise and reputation for design of new offshore drilling rigs, its reputation for high quality and reliability and the state-of-the-art construction capabilities of its new shipyard. In particular, the Company intends to pursue the construction of offshore drilling rigs utilizing new Friede & Goldman designs, including its design for a JU 2000 jackup rig capable of drilling in water depths of approximately 400 feet.

  CAPITALIZE ON FRIEDE & GOLDMAN DESIGN CAPABILITIES. The Company intends to emphasize its research and development efforts with respect to new designs for offshore drilling rigs and floating production units. The Company believes that its ability to provide its customers new designs for offshore drilling rigs and production units will provide it with a competitive advantage in the developing market for construction of new offshore drilling rigs and FPSOs.

  PROVIDE INTEGRATED SERVICES. The Company offers its customers a full range of design, engineering, construction, conversion, retrofit and repair services for offshore drilling rigs, including construction of new-build drilling rigs. The Company believes that its full range of services will enable it to achieve vertical integration with respect to new-build offshore drilling rigs through the ability to provide state-of-the-art designs, the ability to provide engineering expertise and the capability to build drilling rigs at the Company's facilities.

  PURSUE STRATEGIC ACQUISITIONS AND JOINT VENTURES. The Company is actively pursuing prospects to broaden its international exposure and expand its capabilities to convert, retrofit and repair offshore drilling rigs, as well as fabricate certain components of new offshore drilling rigs, through acquisitions, joint ventures or subcontracting arrangements with one or more shipyards in the U.S. or in foreign countries.

                                THE OFFERING (1)

 Common Stock offered by the Company. 2,650,000 shares
 Common Stock offered by the
  Selling Stockholders............... 2,015,000 shares
  Total Common Stock offered......... 4,665,000 shares
 Common Stock to be outstanding
  after the Offering................. 11,850,000 shares
 Use of proceeds..................... To fund a portion of the Company's anticipated capital requirements over the
                                      next 12 to 18 months, including capital
                                      expenditures to construct and equip a new
                                      shipyard, capital expenditures to improve
                                      the productive capacity and efficiency of
                                      the existing shipyard, research and
                                      development costs relating to the design
                                      of new offshore drilling rigs and
                                      floating production units, working
                                      capital requirements and other general
                                      corporate purposes. See "Use of
                                      Proceeds."
 NASDAQ National Market Symbol....... FGII

--------
(1) Excludes the shares subject to the Underwriters' over-allotment option as well as options to purchase 138,410 shares which are currently outstanding and options to purchase 346,500 shares which are expected to be granted upon consummation of this Offering. See "Management--Equity Incentive Plan."

                             SUMMARY FINANCIAL DATA

  The following table sets forth summary historical financial data as of the dates and for the periods indicated. The historical financial data for the year ended July 31, 1992 and for each of the years ended December 31, 1994, 1995 and 1996 are derived from the audited financial statements of the predecessors of the Company (the "Predecessors"). The historical financial data for the year ended December 31, 1993, for the three months ended March 31, 1996 and 1997 and as of March 31, 1997 are derived from unaudited financial statements of the Predecessors. The unaudited financial statements of the Predecessors for the three months ended March 31, 1996 and 1997 and as of March 31, 1997 reflect, in the opinion of the Company's management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial condition and results of operations for such periods. The following table also sets forth pro forma statement of operations data of the Company for the year ended December 31, 1996 that give pro forma effect to certain transactions, including the Friede Acquisition and the issuance of Common Stock of the Company in exchange for all of the outstanding common stock of the Predecessors (the "Reorganization"). The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical financial statements of the Predecessors and the related notes thereto, the historical financial statements of the predecessor company to Friede & Goldman and the related notes thereto, the historical balance sheet of the Company and the related notes thereto and the pro forma statement of operations of the Company and the related notes thereto included elsewhere in this Prospectus.

                                            YEAR ENDED DECEMBER 31,
                            YEAR    --------------------------------------------    THREE MONTHS
                           ENDED                                           PRO     ENDED MARCH 31,
                          JULY 31,                                        FORMA    ----------------
                          1992(1)    1993(1)   1994     1995     1996     1996(2)   1996     1997
                          --------  -------   -------  -------  -------  -------   -------  -------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenue.................  $22,703   $10,355   $23,891  $19,865  $21,759  $25,533   $ 2,965  $18,655
Cost of revenue.........   18,186     6,770    18,063   13,510   15,769   18,663     2,426   12,800
                          -------   -------   -------  -------  -------  -------   -------  -------
 Gross profit...........    4,517     3,585     5,828    6,355    5,990    6,870       539    5,855
Selling, general and
 administrative
 expenses(3)............    1,961     1,699     2,203    3,862    6,673    7,318       942    2,622
                          -------   -------   -------  -------  -------  -------   -------  -------
 Operating income
  (loss)................    2,556     1,886     3,625    2,494     (684)    (448)     (404)   3,232
Net interest expense....     (265)     (135)     (346)    (197)    (448)    (538)      (83)    (120)
Gain on asset sales(4)..        3        11       808    1,869      349      349       230    1,379
Litigation
 settlement(5)..........       --        --        --      750    3,467    3,467     3,467       --
Other...................       84        55        23        6      104      104       (27)      66
                          -------   -------   -------  -------  -------  -------   -------  -------
 Net income.............  $ 2,378   $ 1,817   $ 4,110  $ 4,921  $ 2,788  $ 2,934   $ 3,183  $ 4,558
                          =======   =======   =======  =======  =======  =======   =======  =======
UNAUDITED PRO FORMA
 DATA:
Net income as reported
 above..................  $ 2,378   $ 1,817   $ 4,110  $ 4,921  $ 2,788  $ 2,934   $ 3,183  $ 4,558
Pro forma provision for
 income taxes(6)........     (880)     (672)   (1,521)  (1,821)  (1,032)  (1,090)   (1,178)  (1,685)
                          -------   -------   -------  -------  -------  -------   -------  -------
 Pro forma net income...  $ 1,498   $ 1,145   $ 2,589  $ 3,100  $ 1,756  $ 1,844   $ 2,005  $ 2,873
                          =======   =======   =======  =======  =======  =======   =======  =======
Pro forma net income per
 share(7)...............                                        $  0.18  $  0.19            $  0.30
Common and equivalent
 shares outstanding.....                                          9,668    9,668              9,454
STATEMENT OF CASH FLOWS
 DATA:
Cash provided by
 operating activities...  $ 2,542   $ 3,062   $ 3,094  $   269  $ 4,875            $ 1,092  $ 5,352
Cash provided by (used
 in) investing
 activities.............     (644)   (1,143)      410   (2,410)  (3,866)            (2,228)    (777)
Cash provided by (used
 in) financing
 activities.............   (2,033)   (1,704)   (3,123)   2,581     (706)               879   (3,989)
OTHER FINANCIAL DATA:
Depreciation and
 amortization...........  $   426   $   339   $   347  $   425  $   696  $   896   $   174  $   215
Capital expenditures....      144     1,167     1,150    2,670    2,357    2,502     1,596    1,358
EBITDA(8)...............    2,982     2,225     4,054    2,919    1,092    2,066      (230)   3,922

                                                         AS OF MARCH 31, 1997
                                                      --------------------------
                                                                  PRO FORMA AS
                                                      HISTORICAL ADJUSTED(9)(10)
                                                      ---------- ---------------
BALANCE SHEET DATA:                                         (IN THOUSANDS)
Working capital......................................  $ 2,387       $30,911
Net property, plant and equipment....................    6,043         6,043
Total assets.........................................   31,456        54,694
Long-term debt.......................................    1,979         1,979
Stockholders' equity.................................    8,717        36,441

--------
(1) Prior to December 31, 1992, the Company utilized a July 31 fiscal year end. Beginning in 1993, the Company adopted a calendar year as its fiscal year. Contract revenues for the five-month period ended December 31, 1992 were approximately $2.6 million. Other statement of operations data for the five-month period ended December 31, 1992 have not been presented because the amounts were not material.

(2) The pro forma statement of operations data for the year ended December 31, 1996 give pro forma effect to (i) the Friede Acquisition as if it had occurred as of the beginning of the period presented and (ii) the Reorganization.

(3) Included in selling, general and administrative expenses are bonuses paid to three executive officers and stockholders of HAM Marine (the "Stockholder Employees") of approximately $0.2 million, $1.2 million and $2.1 million for the years ended December 31, 1994, 1995 and 1996, respectively, which were intended primarily to provide a means by which the Stockholder Employees could meet the individual income tax obligations arising from the pass through of the Company's taxable income to the Stockholder Employees due to the status of the Predecessors as S Corporations in 1996 and prior periods. See Note 6 below. Cash compensation paid to the Stockholder Employees during the year ended December 31, 1996 exceeded the amount of compensation levels set forth in the employment contracts entered into between the Company and the Stockholder Employees in May 1997 by approximately $1.9 million. Also included in selling, general and administrative expenses for the year ended December 31, 1996, and the three months ended March 31, 1997, is non-cash compensation expense of $1,080,000 and $475,000, respectively, related to stock issued to employees. Such amounts are based on an estimated initial public offering price of the Company's Common Stock, less a 10% discount. See Note 2 of Notes to the historical financial statements of the Predecessors included elsewhere in this Prospectus.

(4) The gain on asset sales in 1994 and 1996 resulted primarily from the sale of assets not used in the Company's operations. The gain on asset sales in 1995 resulted from the sale of assets acquired from an affiliated entity. Gain on asset sales for the three months ended March 31, 1997 includes approximately $0.9 million related to the distribution of real estate held for investment and an airplane to the stockholders of one of the Predecessors. The assets were not used directly in the Company's operations. See Notes 7 and 14 of Notes to the historical financial statements of the Predecessors included elsewhere in this Prospectus.

(5) The litigation settlement in 1995 represents the amount received as a result of a claim by the Company against a general contractor for which the Company served as a subcontractor. The litigation settlement in 1996 represents the amount received by the Company as a result of a claim against a customer. See Note 13 of Notes to the historical financial statements of the Predecessors included elsewhere in this Prospectus.

(6) The pro forma provision for income taxes gives pro forma effect to the application of federal and state income taxes to the Company as if it were a C Corporation for tax purposes. For all periods presented herein, the Company and the Predecessors have operated as S Corporations for federal and state income tax purposes. Prior to the consummation of the Offering, the stockholders of the Company and the Predecessors will have terminated the S Corporation status of such entities. As a result, the Company will become subject to corporate level income taxation following such termination. See "The Company--Corporate Restructuring," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 2 of Notes to the historical financial statements of the Predecessors included elsewhere in this Prospectus.

(7) Pro forma net income per share is based on the number of shares of Common Stock to be outstanding immediately after the Reorganization (9,200,000) as if such shares had been outstanding throughout each period presented, as increased for each period to reflect sufficient additional shares required to be sold for such period to pay the pro forma distribution payable to stockholders in excess of historical net income for such period. The number of such additional shares is based on the assumed initial public offering price of $15.00 per share, net of offering expenses. See "The Company-- Corporate Restructuring."

(8) EBITDA represents operating income plus depreciation, amortization and non-cash compensation expense related to the issuance of stock and stock options to employees. EBITDA is not a measure of cash flow, operating results or liquidity as determined by generally accepted accounting principles. The Company has included information concerning EBITDA as supplemental disclosure because management believes that EBITDA is commonly accepted as providing useful information regarding a company's historical ability to incur and service debt. Management of the Company believes that factors which should be considered by investors in evaluating EBITDA include, but are not limited to, trends in EBITDA as compared to cash flow from operations, debt service requirements, and capital expenditures. Management of the Company believes that the trends depicted by the Company's historical EBITDA reflect historical fluctuations in the Company's business and the recent increase in the level of the Company's activities. EBITDA as defined and measured by the Company may not be comparable to similarly titled measures of other companies. Further EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow provided by operations as determined in accordance with generally accepted accounting principles as an indicator of the Company's profitability or liquidity.

(9) The pro forma balance sheet data of the Company as of March 31, 1997 give pro forma effect to (i) the distribution of cash to the stockholders of one of the Predecessors prior to the closing of the Offering in an amount equal to the estimated federal and state income taxes payable by such stockholders on the undistributed earnings of such Predecessor through the closing of the Offering, (ii) the distribution of marketable securities and the assumption by such stockholders of the margin account indebtedness associated with such marketable securities, (iii) borrowings of $4.5 million under the Company's revolving credit facility to fund a portion of the cash distribution to such stockholders, (iv) the recording of a deferred tax liability as a result of the termination of the status of the Predecessors as S Corporations prior to the closing of the Offering and (v) the Reorganization, in each case as if such event had occurred as of March 31, 1997. See "The Company--Corporate Restructuring" and "Capitalization."

(10) Assumes the public offering of 2,650,000 shares of Common Stock by the Company at an assumed price of $15.00 per share resulting in net proceeds of $36.5 million (after deducting the underwriting discount and expenses of the Offering estimated at $3.3 million) and the application thereof as described herein. See "Use of Proceeds."

                  WORLDWIDE OFFSHORE DRILLING RIG UTILIZATION

  The following table sets forth certain information relating to worldwide offshore drilling rig utilization for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 and the three months ended March 31, 1997. All information in the following table has been derived from Offshore Data Services.

                                                                                AVERAGE FOR THE
                              AVERAGES FOR THE YEAR ENDED DECEMBER 31,            THREE MONTHS
                         ----------------------------------------------------        ENDED
                           1992       1993       1994       1995       1996     MARCH 31, 1997
                         --------   --------   --------   --------   --------   ---------------
SEMISUBMERSIBLES:
  Number of Total
   Rigs(1)..............      167        161        159        142        143         144
  Utilization of Total
   Rigs(2)..............       77%        79%        78%        84%        92%         95%
  Utilization of
   Marketed Rigs(3).....       82%        86%        85%        91%        99%         99%
JACKUPS:
  Number of Total
   Rigs(1)..............      399        394        392        388        382         378
  Utilization of Total
   Rigs(2)..............       76%        85%        82%        84%        91%         94%
  Utilization of
   Marketed Rigs(3).....       84%        90%        87%        89%        96%         99%
ALL OFFSHORE DRILLING
 RIGS:
  Number of Total
   Rigs(1)..............      682        666        661        644        639         636
  Utilization of Total
   Rigs(2)..............       76%        83%        81%        84%        89%         92%
  Utilization of
   Marketed Rigs(3).....       83%        89%        87%        90%        96%         97%

--------
(1) Includes rigs held for disposition.

(2) Defined as rigs working as a percentage of total rigs.

(3) Defined as rigs working as a percentage of rigs available for work (excludes mothballed, out of service, cold stacked and shipyard rigs).

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors as well as the other information contained in this Prospectus.

DEPENDENCE ON CONDITIONS IN THE OFFSHORE DRILLING INDUSTRY

  The Company's business and operations depend principally upon conditions prevailing in the offshore drilling industry. In particular, the level of demand for the Company's services is affected by the level of demand for the services of offshore drilling contractors, which in turn is dependent upon the condition of the oil and gas industry and, in particular, the level of capital expenditures of oil and gas companies with respect to offshore drilling activities. These capital expenditures are influenced by prevailing oil and natural gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of offshore leases in the United States and overseas, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, and the ability of oil and gas companies to access or generate capital sufficient to fund capital expenditures for offshore exploration, development and production activities. Although the trend of oil and natural gas prices over the past year has been generally favorable, over the past several years, oil and natural gas prices and the level of offshore drilling and exploration activity have fluctuated substantially. A significant or prolonged reduction in oil or natural gas prices in the future would likely depress offshore drilling and development activity. A substantial reduction of such activity would reduce demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations.

EXPANSION OF OPERATIONS

  Expansion of Existing Shipyard; Acquisition of Rig Design Business. The Company has recently expanded its capacity to convert, retrofit and repair offshore drilling rigs through the lease of additional dockspace and fabrication buildings adjacent to its existing shipyard in Pascagoula, Mississippi and the charter of a drydock vessel. In addition, the Company has increased its number of employees from approximately 300 employees at December 1, 1996 to approximately 800 employees at March 31, 1997. There can be no assurance that the Company will effectively manage its additional capacity and additional laborers. The Company has also recently acquired Friede & Goldman, a company that designs offshore drilling rigs and floating production units. As the rig design business is a new activity for the Company, the Company will be dependent upon retaining the employees of the predecessor to Friede & Goldman who have become employees of Friede & Goldman, as well as additional managers hired by the Company, to manage this business effectively.

  New Shipyard. The Company has recently entered into a memorandum of understanding with Jackson County, Mississippi to construct a new shipyard on 85 acres approximately six miles from its existing shipyard that would be capable of building new drilling rigs as well as converting, retrofitting and repairing existing drilling rigs. In conjunction with such actions, the Company plans to utilize its existing capabilities to fabricate the structural components of drilling rigs, the design capabilities of Friede & Goldman and the production capabilities of the new shipyard to build new drilling rigs to the extent market conditions permit such applications to be commercially viable. There can be no assurance that market conditions, including dayrates realized by offshore drilling contractors, will permit the Company to obtain orders for the construction of new drilling rigs on a profitable basis or that the Company will realize orders for a sufficient quantity of new drilling rigs to justify the costs and expenses of constructing, equipping and operating the new shipyard. In addition, the Company has not completed all of the arrangements necessary to commence construction of the new shipyard or to establish a new jackup component manufacturing operation. In particular, with respect to the new shipyard, the Company has not completed the negotiation of a construction contract to build the shipyard and has not received all necessary governmental approvals. As a result, there can be no assurance that the new shipyard will be completed or, if completed, that the new shipyard will be completed on the schedule or at the total cost to complete currently estimated by the Company.

  Additional Expansion Possibilities. The Company is exploring opportunities for establishing a manufacturing operation, either at its shipyards or at another location, that would be capable of constructing components for new-build jackups that the Company would sell, along with Friede & Goldman jackup designs, as kits that could be used in the construction of new-build jackups. In addition, the Company is considering various opportunities to acquire, or to enter into joint venture or subcontracting arrangements with, existing shipyards in the United States, Mexico and Canada that would provide additional capabilities to perform structural fabrication or repair operations. The Company has not determined that it will proceed with the establishment of a jackup component manufacturing operation nor has it determined to make any acquisition, or enter into any joint venture or subcontracting arrangement to obtain additional fabrication and repair capabilities. As a result, there can be no assurance that the Company will establish such an operation or obtain such additional capabilities.

  Risks Related to Managing Growth. Any significant increase in the level of conversion, retrofit and repair activity, as well as the development of a new drilling and production unit construction business, will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate additional management personnel and skilled laborers. Although the Company has hired senior level management personnel who have experience in the business of building new drilling rigs, there can be no assurance that additional management personnel or skilled laborers will be identified and retained by the Company. In addition, there can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. If the Company is unable to manage its growth efficiently and effectively, or if it is unable to attract and retain additional qualified management personnel and skilled laborers, there could be a material adverse effect on the Company's financial condition and results of operations.

OPERATING RISKS

  The Company's activities relating to conversion, retrofit and repair of drilling rigs and its proposed activities relating to new construction of drilling rigs and production units involve the fabrication and refurbishment of large steel structures, the operation of cranes and other heavy machinery and other operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The failure of the structure of a drilling rig after the rig leaves the Company's shipyard can result in similar injuries and damages. In addition, the Company's employees who are engaged in offshore operations are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to exempt these employees from the limits of liability established under worker's compensation laws and, instead, permit them or their representatives to maintain actions against the Company for damages or job-related injuries, with no limitations on the Company's potential liability. The operation of the drydock vessel bareboat chartered by the Company can give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinkings, fires and other marine casualties, which could result in significant claims for damages against both the Company and third parties for, among other things, personal injury, death, property damage, pollution and loss of business. The failure to adequately design a drilling rig or production unit could also result in personal injury, loss of life or severe damage to and destruction of property and equipment. Litigation arising from any such occurrences may result in the Company being named as a defendant in lawsuits asserting large claims. In addition, due to their proximity to the Gulf of Mexico, the Company's facilities are subject to the possibility of physical damage caused by hurricanes or flooding.

RISKS OF INADEQUATE INSURANCE

  Although the Company maintains such insurance protection as it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. In particular, due to the high cost of errors and omissions policies relating to the design of drilling rigs and production units, the Company does not carry insurance covering claims for personal injury, loss of life or property damage relating to such design activity. A successful claim for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers economical.

CONTRACT BIDDING RISKS

  Due to the nature of the drilling rig construction industry, the Company generally performs a portion of the work on each project on a fixed-price basis and a portion of the work on a cost-plus basis, particularly for projects completed in stages. With respect to the fixed-price portions of a project, the Company receives the price fixed for such portion, and therefore the Company must absorb any cost overruns relating to such portion of the project. Under cost-plus arrangements, the Company receives its direct labor cost and material cost plus specified percentages of such labor costs and material costs. As a result, the Company is protected against cost overruns under these cost-plus arrangements but does not benefit directly from cost savings. See "Business--Contract Structure and Pricing."

  The revenue and costs associated with the fixed-price portion of any particular project will often vary from the amounts originally estimated therefor because of variations in the cost of labor and materials and variations in productivity of labor from the original estimates. These variations and the risks inherent in the drilling rig construction industry may result in revenue and gross profits different from those originally estimated and may result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated performance may have a significant impact on the Company's operating results for any particular fiscal quarter or year.

PERCENTAGE-OF-COMPLETION ACCOUNTING

  Most of the Company's revenue is earned on a percentage-of-completion basis based generally on the ratio of total costs incurred to the total estimated costs. Accordingly, contract price and cost estimates are reviewed periodically as the work progresses, and adjustments to income proportionate to the percentage of completion are reflected in the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, the Company would have to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SIGNIFICANT CUSTOMERS

  A large portion of the Company's revenue has historically been generated by a few customers, although not necessarily the same customers from year to year. For the years ended December 31, 1994, 1995 and 1996, the Company's three largest customers in such years collectively accounted for 86%, 82% and 72% of revenue, respectively. For 1996, the Company derived more than 10% of its revenue from each of Diamond Offshore Drilling, Inc., Hercules Offshore Corporation, Noble Drilling Corporation and Sedco Forex S.A. Based on its current backlog of projects, the Company expects that a significant portion of the Company's revenues for 1997 will be derived from one customer, Noble Drilling Corporation. Because the level of services that the Company may provide to any particular customer depends on that customer's needs for drilling rig conversion, retrofit or repairs in a particular year, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years. However, the loss of a significant customer for any reason, including a sustained decline in that customer's capital expenditure budget or competitive factors, could result in a substantial loss of revenue and could have a material adverse effect on the Company's operating performance. See "Business--Customers and Marketing."

BACKLOG

  The Company's backlog is based on management's estimate of future revenue attributable to (i) the remaining amounts to be invoiced with respect to those projects, or portions of projects, as to which a customer has authorized the Company to begin work or purchase materials and (ii) projects, or portions of projects, that have been awarded to the Company as to which the Company has not commenced work. All projects currently included in the Company's backlog are subject to change and/or termination at the option of the customer, either of which could substantially change the amount of backlog currently reported. In the case of a termination, the customer is required to pay the Company for work performed and materials purchased through the date of termination; however, due to the large dollar amounts of backlog estimated for each of a small number of projects, amounts included in the Company's backlog could decrease substantially if one or more of these projects were to be terminated by the Company's customers. In particular, approximately 82% of the Company's backlog as of March 31, 1997 was attributable to three projects, two of which were with one customer. A termination of one or more of these large projects or the loss of a significant customer could have a material adverse effect on the Company's revenue, net income and cash flow for 1997. See "Business-- Backlog."

REGULATORY AND ENVIRONMENTAL MATTERS

  The Company's operations and properties are subject to and affected by various types of governmental regulation, including numerous federal, state and local environmental protection laws and regulations, compliance with which is becoming increasingly complex, stringent and expensive. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for the environmental damage without regard to its negligence or fault. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. In addition, the Company depends on the demand for its services from the oil and gas industry and is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons would adversely affect the Company's operations by limiting demand for its services. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations. See "Business--Government and Environmental Regulation."

FRIEDE ACQUISITION DEFAULT PROVISIONS

  Pursuant to the terms of the Friede Acquisition, the Company is obligated to pay the former owner of the predecessor company to Friede & Goldman (i) certain design and licensing payments on sales by Friede & Goldman of designs for new-build vessels and (ii) specified payments in the event the Company fails to design at least 20% of the new-build vessels ordered by U.S.-based drilling companies (subject to a maximum payment of $1 million per year), in each case with respect to a 10-year period that commenced in December 1996. In the event the Company fails to make such required payments, the former owner of such predecessor company will have the right to (i) require the Company to return all Friede & Goldman assets purchased by the Company (including the design for drilling rigs and production units in existence at the time of the acquisition but excluding the name Friede & Goldman and derivatives thereof and excluding new designs developed by the Company after the acquisition) and
(ii) terminate the consulting and noncompetition provisions of such acquisition. See "Business--Friede Acquisition."

DEPENDENCE ON KEY PERSONNEL

  The Company's operations are dependent on the continued efforts of its executive officers. Although each of the Company's executive officers has entered into an employment agreement with the Company, there can be no assurance that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could have an adverse effect on the Company's business, financial condition and results of operations. The Company does not carry key-person life insurance on any of its employees. See "Management."

CONTROL BY EXISTING MANAGEMENT AND STOCKHOLDERS

  Following the completion of the Offering, the Company's executive officers and directors will beneficially own 58.3% of the outstanding shares of Common Stock (55.1% if the Underwriters' over-allotment option is exercised in full). In addition, J. L. Holloway, the Company's Chairman of the Board, Chief Executive Officer and President, will beneficially own 48.5% of the outstanding shares of Common Stock (45.8% if the Underwriters' over-allotment option is exercised in full). Consequently, these persons, if they were to act together, would have the ability to exercise control over the Company's affairs, to elect the entire Board of Directors and to control the disposition of any matter submitted to a vote of stockholders. See "Principal and Selling Stockholders."

NO PRIOR MARKET, POSSIBLE VOLATILITY OF STOCK

  Prior to this Offering, no public market for the Common Stock has existed, and the initial public offering price, which will be determined by negotiation between the Company and representatives of the Underwriters, may not be indicative of the price at which the Common Stock will trade after the Offering. See "Underwriting" for the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the NASDAQ National Market, but no assurance can be given that an active trading market for the Common Stock will develop or, if developed, continue after the Offering. The market price of the Common Stock after the Offering may be subject to significant fluctuations from time to time in response to numerous factors, including variations in the reported financial results of the Company and changing conditions in the economy in general or in the Company's industry in particular. In addition, the stock markets experience significant price and volume volatility from time to time which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

CERTAIN ANTI-TAKEOVER EFFECTS

  The Company's Amended and Restated Certificate of Incorporation (the "Charter") and Bylaws contain various provisions that may hinder, delay or prevent the acquisition of control of the Company without the approval of the Board of Directors of the Company. Certain provisions of the Charter and the Bylaws, among other things, (i) authorize the issuance of "blank-check" Preferred Stock without stockholder action, (ii) divide the Company's Board into three classes, the members of which (after an initial transition period) will serve for three-year terms, (iii) establish advance notice requirements for director nominations and stockholder proposals to be considered at annual meetings and (iv) prohibit stockholder action by written consent. Certain provisions of the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by the Board of Directors. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately prior to the closing of the Offering, 9,200,000 shares of Common Stock of the Company will be issued and outstanding. None of these shares was or will be issued in a transaction registered under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, other than any such shares included in the Offering, the shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration, including the exemption contained in Rule 144 under the Securities Act. When these shares become saleable, the market price of the Common Stock could be adversely affected by the sale of substantial amounts of the shares in the public market. The current stockholders of the Company have certain registration rights with respect to their shares. If such stockholders, by exercising such registration rights, cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

  Upon the closing of this Offering, the Company also will have outstanding options to purchase up to a total of 484,910 shares of Common Stock issued pursuant to the Company's 1997 Equity Incentive Plan (the "Equity Incentive Plan"). A total of 1,150,000 shares will be issuable pursuant to the Equity Incentive Plan. The Company intends to register all the shares subject to these options under the Securities Act for public resale. See "Management-- Equity Incentive Plan."

  The effect, if any, that the availability for sale, or sale, of the shares of Common Stock eligible for future sale will have on the market price of the Common Stock prevailing from time to time is unpredictable, and no assurance can be given that the effect will not be adverse.

DILUTION

  The purchasers of the shares of Common Stock offered hereby will experience immediate dilution in the net tangible book value of their shares of $12.03 per share (assuming an initial public offering price of $15.00 per share). See "Dilution." In the event the Company issues additional shares of Common Stock in the future, including shares which may be issued in connection with acquisitions or other public or private financings, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of the Common Stock of the Company.

                                  THE COMPANY

GENERAL

  Friede Goldman International Inc. is a leading provider of conversion, retrofit and repair services for offshore drilling rigs, including jackups, submersibles, semisubmersibles and drillships, and has entered the emerging market for conversion of offshore drilling units into FPSOs. In the last seven years, the Company has completed 47 offshore drilling rig conversion or retrofit projects. The Company, through its acquisition of Friede & Goldman, is also one of the world's largest independent designers of offshore drilling rigs. The Company offers its customers a full range of design, engineering, construction, conversion, retrofit and repair services for offshore drilling rigs, including construction of new-build offshore drilling rigs.

RECENT DEVELOPMENTS

  Recently, the Company has taken several strategic initiatives to capitalize on offshore drilling industry trends towards increased rig conversions and retrofits and new rig construction.

  . THE FRIEDE ACQUISITION. The Company recently acquired Friede & Goldman, one of the world's largest designers of offshore drilling rigs. The Friede Acquisition broadened the Company's range of services that it can provide to its customers, and the Company believes that its design capabilities will provide it with a competitive advantage with respect to attracting new offshore drilling rig construction business.

  . CAPACITY EXPANSION. In December 1996, the Company significantly expanded its Pascagoula shipyard through the lease of additional dockspace, land and covered buildings for machine and fabrication shops, blast painting and storage.

  . INCREASED WORKFORCE. The Company has increased its workforce from approximately 300 employees at December 1, 1996 to approximately 800 employees at March 31, 1997 from the available supply of skilled shipyard workers in the Pascagoula, Mississippi area.

  . UNIQUE TOWABLE DRYDOCK VESSEL. The Company recently entered into a bareboat charter that gives the Company operational control of a towable drydock vessel with heavy lift capacity and 30,000-ton load bearing capabilities. The Company believes that the towable drydock is the only vessel of its kind in the Gulf of Mexico, where increasing offshore vessel activity has significantly constrained drydock capacity.

  . NEW STATE-OF-THE-ART SHIPYARD. The Company plans to commence construction in the second quarter of 1997 of a modern 85-acre yard designed specifically for new offshore drilling rig construction and could also be used for conversion, retrofit and repair of existing offshore drilling rigs and production units. The Company expects that its new shipyard will be operational by early 1998 and completed later that year.

  As a result of these strategic initiatives, the Company believes it is well positioned to meet the needs of offshore drilling contractors and offshore operators as they convert, retrofit, repair and expand their offshore drilling rig fleets and floating production systems for the Gulf of Mexico and other areas of the world.

CORPORATE RESTRUCTURING

  The Company's business of converting, retrofitting and repairing offshore drilling rigs has been conducted by HAM Marine since its formation in 1982. In December 1996, a company controlled by the stockholders of HAM Marine acquired certain assets and business of the predecessor company of Friede & Goldman ("Friede Predecessor"), including substantially all of the designs developed by Friede Predecessor and the name "Friede & Goldman, Ltd." and all derivatives thereof. Following the completion of the acquisition, the acquiring company changed its name to Friede & Goldman, Ltd.

  The Company was incorporated in Delaware in February 1997 to serve as the holding company for HAM Marine and Friede & Goldman, collectively referred to herein as the Predecessors. The stockholders of each of HAM Marine and Friede & Goldman have entered into an agreement (the "Exchange Agreement") pursuant to which such stockholders will exchange their shares in such corporations for shares of Common Stock of the Company prior to the closing of the Offering. In accordance with the terms of the Exchange Agreement, the stockholders of HAM Marine and Friede & Goldman will receive a number of shares of Common Stock proportionate to their relative share holdings in each of HAM Marine and Friede & Goldman.

  Each of HAM Marine and Friede & Goldman has operated as an S Corporation for federal and state income tax purposes. As a result, each of the Predecessors currently pays no federal or state income tax, and their earnings are subject to tax directly at the stockholder level. In June 1997, the stockholders of each of the Predecessors made an election to terminate the S Corporation status of such Predecessors. Accordingly, each of the Predecessors became subject to corporate level income taxation following the termination of such elections and, as a result, the Company will be required to record a net deferred income tax liability through a charge to earnings estimated to be approximately $0.8 million in the second quarter of 1997 attributable primarily to the difference in financial reporting and tax reporting methods of accounting for depreciation and sales-type leases. See the pro forma statement of operations of the Company and related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  In the past, each of the Predecessors has made distributions to its stockholders in order to provide a cash return to them and to fund their federal and state income tax liability that resulted from the S Corporation status of the Predecessors. In accordance with this practice, one of the Predecessors intends to make a distribution, prior to the completion of the Offering, of cash in an amount equal to the estimated federal and state income taxes payable by the stockholders of the Predecessors on the aggregate undistributed earnings of the Predecessors through the date of their election to terminate S Corporation status of the Predecessors, which amount is expected to be approximately $5.9 million. In addition, in March 1997, one of the Predecessors made a distribution to its stockholders of certain nonoperating assets that have a fair market value of approximately $1.6 million in the aggregate. One of the Predecessors also plans to distribute to its stockholders, prior to the completion of the Offering, (i) cash of approximately $0.7 million received by such Predecessor in June 1997 in settlement of claims for unpaid amounts related to a project completed prior to 1997 and (ii) marketable securities having a fair market value of approximately $4.8 million as of March 31, 1997. In connection with the distribution of marketable securities, such stockholders will assume the related margin account indebtedness ($2.7 million as of March 31, 1997).

  The Company's executive offices are located at 525 E. Capitol Street, Suite 402, Jackson, Mississippi 39201, and its telephone number at that address is
(601) 352-1107.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company, after deducting the underwriting discount and offering expenses payable by the Company, are estimated to be approximately $36.5 million (approximately $46.3 million if the Underwriters' over-allotment option is exercised in full), based on an assumed initial public offering price of $15.00 per share.

  The Company currently intends to utilize the net proceeds to be received by it from the Offering to fund a portion of its anticipated capital requirements over the next 12 to 18 months of between $50 million and $65 million, including (i) approximately $29 million to construct and equip its new shipyard, (ii) approximately $3 million for capital expenditures to increase the productive capacity and efficiency of its existing shipyard, (iii) approximately $3 million for research and development expenditures related to the design of new, technologically innovative offshore drilling rigs and floating production units, (iv) between $10 million and $20 million of additional working capital related to increased levels of conversion, retrofit and repair activities and new construction of offshore drilling rigs and floating production units and (v) $5 million to $10 million for general corporate purposes, which may include the establishment of a manufacturing operation, either at the Company's shipyards or at another location, that would be capable of constructing and assembling components of new-build jackups or the acquisition of one or more businesses that are complementary to the Company's operations.

  The Company is currently exploring opportunities for acquiring additional shipyard capacity, either in the United States, Canada or Mexico, at which the Company could construct and assemble new-build jackup rig components, such as the rack chock system and the jacking components. Although the Company is investigating several opportunities to acquire additional shipyard capacity for this purpose, it does not have any agreements or understandings with respect to any acquisition, and there can be no assurances that the Company will be successful in acquiring such additional capacity on terms satisfactory to the Company. The Company is not currently pursuing any other acquisition opportunities but may do so in the future.

  The Company would expect to fund the remaining portion of its anticipated capital requirements from cash flow from operations, borrowings available under its existing revolving credit facility or additional borrowings. As an additional source of borrowing capacity, the Company has received a commitment letter from the United States Maritime Administration ("MARAD") specifying that, subject to the completion of documentation and the satisfaction of certain other conditions, MARAD would provide its guarantee, supported by the full faith and credit of the United States, for up to $24.8 million of bonds to be issued by the Company. The proceeds from the sale of any MARAD-guaranteed bonds may be used only for capital expenditures relating to the costs of constructing and equipping the Company's new shipyard. The terms of the MARAD financing permit the Company to issue and sell bonds in increments. Due to the generally favorable interest rates and payment terms of MARAD financing, the Company anticipates that it would sell bonds under the MARAD financing arrangement in increments as capital expenditures are incurred with respect to the new shipyard. Any funds obtained from the MARAD financing would result in the availability of other sources of capital, including proceeds from the Offering, cash from operations and other borrowings, for use to satisfy the Company's other capital requirements described above. There can be no assurance that the Company will sell any MARAD- guaranteed bonds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Pending the Company's use of the net proceeds of the Offering, the Company intends to repay borrowings under its existing revolving credit facility ($2.6 million in principal amount of borrowings outstanding as of March 31, 1997 and $7.1 million as of March 31, 1997 giving pro forma effect to borrowings to be incurred to fund a distribution of proceeds to the stockholders of one of the Predecessors prior to the closing of the Offering) and to invest the remaining net proceeds to be received by it from the Offering in short-term, investment-grade, interest-bearing instruments. For a description of the terms of the revolving credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company will not realize any of the proceeds from the sale of the shares offered by the Selling Stockholders.

                                DIVIDEND POLICY

  It is the Company's current intention to retain earnings to finance the expansion of its business. Any future dividends will be at the discretion of the Board of Directors of the Company after taking into account various factors, including, among others, the Company's financial condition, results of operations, cash flows from operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, HAM Marine's current credit facility prohibits the payment of dividends from HAM Marine to the Company in the event that HAM Marine defaults under the terms of such facility. In such an event, the Company's ability to receive sufficient funds from HAM Marine to pay dividends to the Company's stockholders would be significantly impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth as of March 31, 1997 (i) the historical capitalization of the Predecessors, (ii) the capitalization of the Company on a pro forma basis prior to the Offering giving effect to (a) the distribution of cash during April and May 1997 to the stockholders of one of the Predecessors of approximately $1.4 million, primarily to provide the stockholders with cash to meet income tax obligations for income of the Predecessor prior to 1997, (b) cash distributions expected to be made in July 1997, using borrowings under the Company's existing credit facilities, of approximately $4.5 million to provide the stockholders of one of the Predecessors with cash to meet income tax obligations for income of the Company from January 1, 1997 through June 15, 1997, the date of the termination of the Predecessors' status as S Corporations, (c) distributions of marketable securities with a fair value of approximately $4.8 million, together with related margin account debt of approximately $2.7 million, and
(d) the transfer of the balance in retained earnings (deficit) at the date of the S Corporation termination of $(1.8) million to additional paid in capital, and (iii) the capitalization of the Company on a pro forma basis after the Offering giving effect to (a) the pro forma adjustments prior to the Offering described in clause (ii) above, (b) the recording of a deferred income tax liability as a result of the termination of the status of the Predecessors as S Corporations prior to the closing of the Offering and (c) the completion of the Reorganization, as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom. See "The Company-- Corporate Restructuring" and "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Predecessors and the related notes thereto included elsewhere in this Prospectus.

                                                  AS OF MARCH 31, 1997
                                              -----------------------------
                                                                 PRO FORMA
                                                      PRO FORMA AS ADJUSTED
                                                      PRIOR TO     AFTER
                                              ACTUAL  OFFERING   OFFERING
                                              ------- --------- -----------
                                                 (DOLLARS IN THOUSANDS)
Cash and cash equivalents(1)................. $ 3,203  $1,822     $31,222
                                              =======  ======     =======

Short-term debt and current maturities of
 long-term debt(2)........................... $ 7,506  $9,321     $ 2,221
                                              =======  ======     =======
Long-term debt, less current maturities...... $ 1,979  $1,979     $ 1,979
                                              -------  ------     -------
Stockholders' equity:
  Preferred Stock: $0.01 par value, 5,000,000
   shares authorized; no shares issued and
   outstanding...............................      --      --          --
  Common Stock: $0.01 par value, 25,000,000
   shares authorized; 9,200,000 shares issued
   and outstanding, 11,850,000 shares issued
   and outstanding pro forma as adjusted
   after Offering(3).........................       5       5         119
Additional paid-in capital...................   2,532     736      36,322
Retained earnings............................   5,276      --          --
Unrealized gain on marketable securities.....     905      --          --
                                              -------  ------     -------
  Total stockholders' equity.................   8,717     741      36,441
                                              -------  ------     -------
    Total capitalization..................... $10,696  $2,720      38,420
                                              =======  ======     =======

--------
(1) Includes certificates of deposit that are pledged as security for short-term borrowings.

(2) Short-term debt and current maturities of long-term debt include $1.1 million of short-term debt secured by certificates of deposit and $2.7 million of brokerage margin account debt secured by marketable securities.

(3) Excludes the shares of Common Stock subject to the Underwriters' over-allotment option as well as options to purchase 138,410 shares which are currently outstanding and options to purchase 346,500 shares which are expected to be granted upon consummation of this Offering.

                                   DILUTION

  As of March 31, 1997, the net tangible book value per share of Common Stock was $0.82. The "net tangible book value per share" represents the amount of the net tangible book value (total book value of tangible assets less total liabilities) of the Company divided by the number of shares of Common Stock outstanding. After giving effect to the distribution of cash to the stockholders of one of the Predecessors prior to the closing of the Offering and the sale of the shares of Common Stock offered hereby (at an assumed price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by the Company), the pro forma net tangible book value of the Company at March 31, 1997 would have been $35.2 million or $2.97 per share, representing an immediate increase in net tangible book value of $2.15 per share to existing stockholders and an immediate dilution of $12.03 per share to the investors purchasing shares of Common Stock in the Offering ("New Investors"). See "The Company--Corporate Restructuring" and "Use of Proceeds." The following table illustrates this dilution to New Investors:

Assumed initial public offering price per share...................        $15.00
  Net tangible book value per share at March 31, 1997.............  $0.82
  Increase per share attributable to sale of Common Stock in the
   Offering.......................................................   2.15
                                                                    -----
Pro forma net tangible book value per share after giving effect to
 the Offering.....................................................          2.97
                                                                          ------
Dilution in net tangible book value per share to New Investors....        $12.03
                                                                          ======

  The following table sets forth as of the date of this Prospectus the number of shares of Common Stock purchased from the Company, the total consideration received by the Company and the average price per share paid by existing stockholders of the Company and by New Investors, assuming a public offering price of $15.00 per share:

                            SHARES PURCHASED  TOTAL CONSIDERATION
                           ------------------ ------------------- AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                           ---------- ------- ----------- ------- -------------
Existing
 stockholders(1)(2).......  9,200,000   77.6% $ 2,536,567    6.0%    $ 0.28
New Investors.............  2,650,000   22.4   39,750,000   94.0%     15.00
                           ----------  -----  -----------  -----
  Total................... 11,850,000  100.0% $42,286,567  100.0%
                           ==========  =====  ===========  =====

--------
(1) The existing stockholders of the Company, after giving effect to the Reorganization, will have acquired all of their shares of Common Stock in exchange for the common stock of the Predecessors. Accordingly, the total consideration paid by the existing stockholders for their shares of Common Stock of the Company represents the total consideration paid by the existing stockholders for their shares of common stock of the Predecessors.

(2) The information shown for existing stockholders excludes options to purchase an aggregate of 484,910 shares of Common Stock to be held by employees, officers and directors of the Company upon the closing of the Offering. See "Management--Equity Incentive Plan."

                            SELECTED FINANCIAL DATA

  The following table sets forth summary historical financial data as of the dates and for the periods indicated. The historical financial data for the year ended July 31, 1992 and for each of the years ended December 31, 1994, 1995 and 1996 are derived from the audited financial statements of the Predecessors. The historical financial data for the year ended December 31, 1993, for the three months ended March 31, 1996 and 1997 and as of March 31, 1997 are derived from unaudited financial statements of the Predecessors. The unaudited financial statements of the Predecessors for the three months ended March 31, 1996 and 1997 and as of March 31, 1997 reflect, in the opinion of the Company's management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial condition and results of operations for such periods. The following table also sets forth pro forma statement of operations data of the Company for the year ended December 31, 1996 that give pro forma effect to certain transactions, including the Friede Acquisition and the Reorganization. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical financial statements of the Predecessors and the related notes thereto, the historical financial statements of the predecessor company to Friede & Goldman and the related notes thereto, the historical balance sheet of the Company and the related notes thereto and the pro forma statement of operations of the Company and the related notes thereto included elsewhere in this Prospectus.

                                             YEAR ENDED DECEMBER 31,
                             YEAR    --------------------------------------------    THREE MONTHS
                            ENDED                                           PRO     ENDED MARCH 31,
                           JULY 31,                                        FORMA    ----------------
                           1992(1)    1993(1)   1994     1995     1996     1996(2)   1996     1997
                           --------  -------   -------  -------  -------  -------   -------  -------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenue..................  $22,703   $10,355   $23,891  $19,865  $21,759  $25,533   $ 2,965  $18,655
Cost of revenue..........   18,186     6,770    18,063   13,510   15,769   18,663     2,426   12,800
                           -------   -------   -------  -------  -------  -------   -------  -------
 Gross profit............    4,517     3,585     5,828    6,355    5,990    6,870       539    5,855
Selling, general and
 administrative
 expenses(3)...............  1,961     1,699     2,203    3,862    6,673    7,318       942    2,622
                           -------   -------   -------  -------  -------  -------   -------  -------
 Operating income (loss).    2,556     1,886     3,625    2,494     (684)    (448)     (404)   3,232
Net interest expense.....     (265)     (135)     (346)    (197)    (448)    (538)      (83)    (120)
Gain on asset sales(4)...        3        11       808    1,869      349      349       230    1,379
Litigation settlement(5).       --        --        --      750    3,467    3,467     3,467       --
Other....................       84        55        23        6      104      104       (27)      66
                           -------   -------   -------  -------  -------  -------   -------  -------
 Net income..............  $ 2,378   $ 1,817   $ 4,110  $ 4,921  $ 2,788  $ 2,934   $ 3,183  $ 4,558
                           =======   =======   =======  =======  =======  =======   =======  =======
UNAUDITED PRO FORMA DATA:
Net income as reported
 above...................  $ 2,378   $ 1,817   $ 4,110  $ 4,921  $ 2,788  $ 2,934   $ 3,183  $ 4,558
Pro forma provision for
 income taxes(6).........     (880)     (672)   (1,521)  (1,821)  (1,032)  (1,090)   (1,178)  (1,685)
                           -------   -------   -------  -------  -------  -------   -------  -------
 Pro forma net income....  $ 1,498   $ 1,145   $ 2,589  $ 3,100  $ 1,756  $ 1,844   $ 2,005  $ 2,873
                           =======   =======   =======  =======  =======  =======   =======  =======
Pro forma net income per
 share(7)................                                        $  0.18  $  0.19            $  0.30
Common and equivalent
 shares outstanding......                                          9,668    9,668              9,454
STATEMENT OF CASH FLOWS
 DATA:
Cash provided by
 operating activities....  $ 2,542   $ 3,062   $ 3,094  $   269  $ 4,875            $ 1,092  $ 5,352
Cash provided by (used
 in) investing
 activities..............     (644)   (1,143)      410   (2,410)  (3,866)            (2,228)    (777)
Cash provided by (used
 in) financing
 activities..............   (2,033)   (1,704)   (3,123)   2,581     (706)               879   (3,989)
OTHER FINANCIAL DATA:
Depreciation and
 amortization............  $   426   $   339   $   347  $   425  $   696  $   896   $   174  $   215
Capital expenditures.....      144     1,167     1,150    2,670    2,357    2,502     1,596    1,358
EBITDA(8)................    2,982     2,225     4,054    2,919    1,092    2,066      (230)   3,922

                                                                    AS OF MARCH 31, 1997
                          AS OF        AS OF DECEMBER 31,       -----------------------------
                         JULY 31, -----------------------------                PRO FORMA
                           1992    1993   1994   1995    1996   HISTORICAL AS ADJUSTED(9)(10)
                         -------- ------ ------ ------- ------- ---------- ------------------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........  $  653  $   88 $2,370 $ 2,714 $ 1,104  $ 2,387        $30,911
Net property, plant and
 equipment..............   3,337   2,952  3,582   4,079   5,546    6,043          6,043
Total assets............   6,921   7,069  8,584  14,980  27,582   31,456         54,694
Long-term debt..........   3,589   3,252  3,217   3,270   2,853    1,979          1,979
Stockholders' equity....   2,622   1,980  2,681   5,255   6,219    8,717         36,441

--------
(1) Prior to December 31, 1992, the Company utilized a July 31 fiscal year end. Beginning in 1993, the Company adopted a calendar year as its fiscal year. Contract revenues for the five-month period ended December 31, 1992 were approximately $2.6 million. Other statement of operations data for the five-month period ended December 31, 1992 have not been presented because the amounts were not material.

(2) The pro forma statement of operations data for the year ended December 31, 1996 give pro forma effect to (i) the Friede Acquisition as if it had occurred as of the beginning of the period presented and (ii) the Reorganization.

(3) Included in selling, general and administrative expenses are bonuses paid to the Stockholder Employees of approximately $0.2 million, $1.2 million and $2.1 million for the years ended December 31, 1994, 1995 and 1996, respectively, which were intended primarily to provide a means by which the Stockholder Employees could meet the individual income tax obligations arising from the pass through of the Company's taxable income to the Stockholder Employees due to the status of the Predecessors as S Corporations in 1996 and prior periods. See Note 6 below. Cash compensation paid to the Stockholder Employees during the year ended December 31, 1996 exceeded the amount of compensation levels set forth in the employment contracts entered into between the Company and the Stockholder Employees in May 1997 by approximately $1.9 million. Also included in selling, general and administrative expenses for the year ended December 31, 1996, and the three months ended March 31, 1997, is non-cash compensation expense of $1,080,000 and $475,000, respectively, related stock issued to employees. Such amounts are based on an estimated initial public offering price of the Company's Common Stock, less a 10% discount. See Note 2 of Notes to the historical financial statements of the Predecessors included elsewhere in this Prospectus.

(4) The gain on asset sales in 1994 and 1996 resulted primarily from the sale of assets not used in the Company's operations. The gain on asset sales in 1995 resulted from the sale of assets acquired from an affiliated entity. Gain on asset sales for the three months ended March 31, 1997 includes approximately $0.9 million related to the distribution of real estate held for investment and an airplane to the stockholders of one of the Predecessors. The assets were not used directly in the Company's operations. See Notes 7 and 14 of Notes to the historical financial statements of the Predecessors included elsewhere in this Prospectus.

(5) The litigation settlement in 1995 represents the amount received as a result of a claim by the Company against a general contractor for which the Company served as a subcontractor. The litigation settlement in 1996 represents the amount received by the Company as a result of a claim against a customer. See Note 13 of Notes to the historical financial statements of the Predecessors included elsewhere in this Prospectus.

(6) The pro forma provision for income taxes gives pro forma effect to the application of federal and state income taxes to the Company as if it were a C Corporation for tax purposes. For all periods presented herein, the Company and the Predecessors have operated as S Corporations for federal and state income tax purposes. In June 1997, the stockholders of the Company and the Predecessors made elections terminating the S Corporation status of the Company and the Predecessors. As a result, the Company became subject to corporate level income taxation following the termination of such elections. See "The Company--Corporate Restructuring," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 2 of Notes to the historical financial statements of the Predecessors included elsewhere in this Prospectus.

(7) Pro forma net income per share is calculated based on the number of shares of Common Stock to be outstanding immediately after the Reorganization (9,200,000) as if such shares had been outstanding throughout each period presented, as increased for each period to reflect sufficient additional shares required to be sold for such period to pay the pro forma distribution payable to stockholders in excess of historical net income for such period. The number of such additional shares is based on the assumed initial public offering price of $15.00 per share, net of offering expenses. See "The Company--Corporate Restructuring."

(8) EBITDA represents operating income plus depreciation, amortization and non-cash compensation expense related to the issuance of stock and stock options to employees. EBITDA is not a measure of cash flow, operating results or liquidity as determined by generally accepted accounting principles. The Company has included information concerning EBITDA as supplemental disclosure because management believes that EBITDA is commonly accepted as providing useful information regarding a company's historical ability to incur and service debt. Management of the Company believes that factors which should be considered by investors in evaluating EBITDA include, but are not limited to, trends in EBITDA as compared to cash flow from operations, debt service requirements, and capital expenditures. Management of the Company believes that the trends depicted by the Company's historical EBITDA reflect historical fluctuations in the Company's business and the recent increase in the level of the Company's activities. EBITDA as defined and measured by the Company may not be comparable to similarly titled measures of other companies. Further EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow provided by operations as determined in accordance with generally accepted accounting principles as an indicator of the Company's profitability or liquidity.

(9) The pro forma balance sheet data of the Company as of March 31, 1997 gives pro forma effect to (i) the distribution of cash to the stockholders of one of the Predecessors prior to the closing of the Offering in an amount equal to the estimated federal and state income taxes payable by such stockholders on the undistributed earnings of such Predecessor through the closing of the Offering, (ii) the distribution of marketable securities and the assumption by such stockholders of the margin account indebtedness associated with such marketable securities, (iii) borrowings of $4.5 million under the Company's revolving credit facility to fund a portion of the cash distribution to such stockholders, (iv) the recording of a deferred tax liability as a result of the termination of the status of the Predecessors as S Corporations prior to the closing of the Offering and
     (v) the Reorganization, in each case as if such event had occurred as of March 31, 1997. See "The Company--Corporate Restructuring" and "Capitalization."

(10) Assumes the public offering of 2,650,000 shares of Common Stock by the Company at an assumed price of $15.00 per share resulting in net proceeds of $36.5 million (after deducting the underwriting discount and expenses of the Offering estimated at $3.3 million) and the application thereof as described herein. See "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  The Company's results of operations are affected primarily by conditions affecting offshore drilling contractors, including the level of offshore drilling activity by oil and gas companies. The level of offshore drilling activity is affected by a number of factors, including prevailing and expected oil and natural gas prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of offshore leases in the United States and overseas, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions and the ability of oil and gas companies to access or generate capital sufficient to fund capital expenditures for offshore exploration, development and production activities. Improving oil and gas price levels over the past five years have led to increased drilling activity in the Gulf of Mexico. This increase in drilling activity is also attributable to a number of recent industry trends, including three-dimensional seismic mapping, directional drilling and other advances in technology that have increased drilling success rates and efficiency and have led to the discoveries of oil and gas in subsalt geological formations (which generally are located in depths of 300 to 800 feet of water) and deepwater areas of the Gulf of Mexico. In the deepwater areas where larger and more technically advanced drilling rigs are needed, increased drilling activity has increased demand for retrofitting offshore drilling rigs and improved pricing levels for such services. In addition, increased drilling activity in and around more mature fields in shallower waters has contributed to the increase in demand for conversion, retrofit and repair services for jackups and other offshore drilling rigs.

  The Company believes that the current supply of offshore drilling rigs worldwide is inadequate to satisfy increasing demand. From 1985 to 1996, there has been a decrease in the number of offshore drilling rigs worldwide from 809 to 639 rigs. The Company believes that, of the 366 jackups currently marketed worldwide, only 47 are capable of drilling in water depths greater than 300 feet and, of the 139 semisubmersibles currently marketed worldwide, only 25 are capable of drilling in water depths greater than 3,000 feet. In addition, substantially all of the current fleet of offshore drilling rigs were built more than ten years ago, and many of these rigs need to be converted or modified in order to continue to operate economically or to meet the requirements for deepwater drilling.

  Due to increased demand for its services, the Company's backlog has increased from $15.4 million at March 31, 1996 to $66.9 million at March 31, 1997. To accommodate this increased demand, the Company has recently leased additional acreage adjacent to its existing shipyard in Pascagoula, Mississippi that provides it with additional dockspace and covered fabrication capacity and has increased its workforce from approximately 300 employees at December 1, 1996 to approximately 800 employees at March 31, 1997. In addition, the Company plans to commence construction in the second quarter of 1997 of a state-of-the-art shipyard that will be capable of constructing new offshore drilling rigs and production units as well as converting, retrofitting and repairing existing offshore drilling rigs and production units. The addition of such facilities and capacity and the related increase in workforce will cause a significant increase in the Company's costs due to increased labor, lease rental and depreciation and amortization expenses. Selling, general and administrative expenses and interest expense are also expected to increase as a result of these business growth activities. Management expects the increases in such costs will directly correlate to anticipated increases in revenue from increased construction, conversion, retrofit and repair activity. If such activity does not increase to the extent management anticipates, the Company's gross profits, operating income and net income could be adversely impacted by such increased costs.

  For the last several years, substantially all of the Company's work force was leased to the Company by employee leasing companies serving the Company exclusively. All employee leasing arrangements were terminated as of May 18, 1997, and the Company now directly employs its employees at levels of wages and benefits substantially equivalent to those formerly provided by the employee leasing companies. Management of the Company believes that the costs of directly employing its laborers will be essentially the same as the historic cost of the employee leasing arrangement most recently terminated. In connection with the termination of employee leasing arrangements, the Company restructured its workmen's compensation insurance arrangements and utilizes a different carrier from that used by the employee leasing companies. Management of the Company believes that the change in workmen's compensation insurance arrangements and carriers will not result in costs which are significantly different than those which would have been incurred under the previous arrangements.

  The Company generally performs conversion, retrofit and repair services pursuant to contracts that provide for a portion of the work to be performed on a fixed-price basis and a portion of the work to be performed on a cost-plus basis. In addition, the scope of the services to be performed with respect to a particular drilling rig often increases as the project progresses due to additional retrofits or modifications requested by the customer or additional repair work necessary to meet the safety or environmental standards established by the Coast Guard or other regulatory authorities. With respect to the fixed-price portions of a project, the Company receives the negotiated contract price, subject to adjustment only for change orders placed by the customer. As a result, under fixed price arrangements, the Company retains all cost savings but is also responsible for all cost over-runs. Under cost-plus arrangements, the Company receives specified amounts in excess of its direct labor and materials cost so that it is protected against cost overruns but does not benefit from cost savings. The cost and productivity of the Company's labor force are primary factors affecting the Company's operating profits. Accordingly, control by the Company of the cost and productivity of direct labor hours worked on its projects is essential. The Company has developed a cost reporting system that provides accurate cost information to the Company's project managers on a daily basis. The Company believes that the access to information provided in this system allows it to better manage its current projects as well as to negotiate contracts on new projects on a profitable basis. See "Business--Customers and Marketing."

  The Company's operations are subject to variations from quarter to quarter resulting from fluctuations in demand for the Company's services and, due to the large amounts of revenue that are typically derived from a small quantity of projects, the timing of the receipt of awards for new projects. In addition, the Company schedules projects based on the timing of available capacity to perform the services requested and, to the extent that there are delays in the arrival of a drilling rig or production unit into the shipyard, the Company generally is not able to utilize the excess capacity created by such delays. Although the Company may be able to offset the effect of such delays through adjustments to the size of its skilled labor force on a temporary basis, such delays may adversely affect the Company's results of operations in any period in which such delays occur.

  The Company's revenue on contracts is earned, for the most part, on the percentage-of-completion method based upon the percentage that incurred costs to date bear to total estimated costs. Accordingly, contract price and costs estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage of completion are reflected in the accounting period in which the facts which require such adjustments become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Other changes, including those arising from contract penalty provisions and final contract settlements, are recognized in the period in which the revisions are determined. To the extent that these adjustments result in a reduction or elimination of previously reported profits, the Company would report such a change by recognizing a charge against current earnings, which might be significant depending on the size of the project or the adjustment. Cost of revenue includes costs associated with the fabrication process and can be further broken down between direct costs (such as direct labor hours and raw materials) allocated to specific projects and indirect costs (such as supervisory labor, utilities, welding supplies and equipment costs) that are associated with production but are not directly related to a specific project.

  Each of HAM Marine and Friede & Goldman has operated as an S Corporation for federal and state income tax purposes. As a result, each of the Predecessors currently pays no federal or state income tax, and their earnings are subject to tax directly at the stockholder level. Prior to the consummation of the Offering, the stockholders of the Company and the Predecessors will have terminated the S Corporation status of such entities. As a result, the Company and each of the Predecessors will become subject to corporate level income taxation following such termination, and the Company will be required to record a net deferred income tax liability through a charge to earnings estimated to be approximately $0.8 million in the second quarter of 1997 attributable primarily to the difference in financial reporting and tax reporting methods of accounting for depreciation and sales-type leases.

RESULTS OF OPERATIONS

 Comparison of Three Months Ended March 31, 1996 and 1997

  During the three months ended March 31, 1997, the Company generated revenue of $18.7 million, an increase of 529%, compared to the $3.0 million generated in the three months ended March 31, 1996. This increase reflects the substantial increase in demand for conversion and retrofit services for the three months ended March 31, 1997, including a greater number of relatively larger projects, as compared to the three months ended March 31, 1996.

  Cost of revenue was $12.8 million for the three months ended March 31, 1997, compared to $2.4 million for the three months ended March 31, 1996, reflecting the significant increase in contract revenue. Gross profit for the three months ended March 31, 1997 was $5.9 million as compared to $0.5 million for the three months ended March 31, 1996. As a percent of revenue, gross profit for the three months ended March 31, 1997 increased as a result of the nature of the projects being performed. Generally, larger scale conversion and modification projects provide an opportunity for a higher gross profit than do repair and inspection services.

  Selling, general and administrative expenses ("SG&A expenses") were $2.6 million for the three months ended March 31, 1997 compared to $0.9 million for the three months ended March 31, 1996. The increase in SG&A expenses is primarily the result of the expansion of the Company's administrative staff and facilities in relation to increased contract activity. SG&A expenses for the three months ended March 31, 1997 also include $0.5 million in non-cash compensation expenses related to stock granted to an employee. The decline in SG&A expenses as a percent of revenue for the three months ended March 31, 1997 as compared to the three months ended March 31, 1996 is a result of the relatively low level of contract activity in the three months ended March 31, 1996.

  Operating income increased to $3.2 million for the three months ended March 31, 1997, from an operating loss of $0.4 million for the three months ended March 31, 1996, reflecting primarily the significant increase in contract revenue and related gross profit.

  Net interest expense was $0.1 million for each of the three months ended March 31, 1997 and 1996, reflecting a relatively stable interest rate environment and a consistent level of net borrowings by the Company.

  During the three months ended March 31, 1996, the Company received approximately $3.5 million in proceeds from the settlement of a lawsuit filed in 1992 related to a contract. There were no similar settlement proceeds received in 1997.

  In the three months ended March 31, 1997, the Company realized a gain of approximately $0.9 million as a result of the distribution of certain appreciated assets not used in the business to the stockholders of one of the Predecessors. Also, gains of approximately $0.5 million resulted from the sale of real estate held for investment and marketable securities. The gain on the asset sales in the three months ended March 31, 1996 relates primarily to the sale of marketable securities.

  The pro forma provision for income taxes is the result of the application of a combined federal and state tax rate (37%) to income before income taxes. Prior to the consummation of the Offering, the stockholders of the Company and the Predecessors will have terminated the S Corporation status of such entities. As a result, the Company will become subject to corporate level income taxation following such termination.

 Comparison of the Years Ended December 31, 1996 and 1995

  During the year ended December 31, 1996, the Company generated revenue of $21.8 million, an increase of 9.5%, compared to the $19.9 million generated in 1995. This increase was caused primarily by an increase in overall demand for conversion and retrofit services and a general increase in the size of the conversion and retrofit projects in 1996 as compared to 1995.

  Cost of revenue was $15.8 million in 1996 compared to $13.5 million in 1995, resulting in a decline in gross profit from $6.4 million in 1995 to $6.0 million in 1996. This decline is primarily the result of the change in nature of the contracts performed in each year. In 1995, a much larger portion of contract revenue was derived from contracts performed under a pooled resources arrangement between the Company and PMB Engineering, Inc. ("PMB"), a subsidiary of Bechtel Corporation. See "Business--PMB Arrangement." Under this arrangement, the Company's cost of revenue consisted primarily of direct and indirect labor related charges. Gross profit, as a percentage of revenue, under such arrangements was generally higher than under contracts performed solely by the Company. For contracts performed solely by the Company, cost of contract revenue includes charges related to materials purchased on which the gross profit percentage realized by the Company is generally lower, resulting in an lower overall gross profit percentage.

  SG&A expenses were $6.7 million in 1996 compared to $3.9 million in 1995. SG&A expenses for 1996 and 1995 include bonuses of approximately $2.1 million and $1.2 million, respectively, paid to the Stockholder Employees. Cash compensation paid to the Stockholder Employees during the year ended December 31, 1996 exceeded the amount of compensation levels set forth in the employment contracts entered into between the Company and the Stockholder Employees in May 1997 by approximately $1.9 million. SG&A expenses for 1996 include $1.1 million of compensation expense related to the issuance of stock to an employee of one of the Predecessors. Excluding such bonuses from both years and the compensation expense related to the issuance of stock, SG&A expenses increased by approximately $0.8 million. Such increase is primarily the result of costs incurred by the Company related to increased business development activities, including the pursuit of alternatives to increase the Company's shipyard capacity, the opening of a Houston sales office and an increase in charitable contributions resulting from a one-time contribution of real property to a college.

  Operating income declined by $3.2 million as a result of a slightly lower gross profit margin combined with higher SG&A expenses. Excluding the effect of the increase in bonuses and the issuance of stock discussed above, operating income declined approximately $1.2 million, reflecting the change in gross profit margin and the increase in SG&A expenses.

  Net interest expense increased to $0.4 million in 1996 from $0.2 million in 1995. Interest expense increased by $0.2 million as a result of increased borrowings to finance capital expenditures and approximately $2.1 million in increased brokerage margin account borrowings. Interest income remained constant at approximately $0.4 million, representing primarily interest on certificates of deposit pledged against borrowings and interest earned on a sales-type lease.

  During 1996, the Company received approximately $3.5 million in proceeds from the settlement of a lawsuit filed in 1992 related to a contract. In 1995, the Company received $0.8 million in settlement proceeds related to a claim against a general contractor for which the Company had served as a subcontractor.

  The gain on the sale of assets in 1996 relates to the disposition of certain nonoperating assets, primarily land, and, to a lesser degree, the sale of certain marketable securities. The 1995 gain on sale of assets relates to the sale, under a sales-type lease, of certain land, buildings and a dock facility formerly operated by the Company.

  The pro forma provision for income taxes is the result of the application of a combined federal and state tax rate (37%) to income before income taxes. Prior to the consummation of the Offering, the stockholders of the Company and the Predecessors will have terminated the S Corporation status of such entities. As a result, the Company will become subject to corporate level income taxation following such termination.

 Comparison of the Years Ended December 31, 1995 and 1994

  During the year ended December 31, 1995, the Company generated revenue of $19.9 million, a decrease of 16.9%, compared to the $23.9 million generated in 1994. This decrease was caused primarily by a decrease in demand for conversion and retrofit services and a general decrease in the size of the conversion and modification projects in 1995 as compared to 1994. In February 1994, the Company entered into a pooled resources arrangement with PMB which resulted in a large contract that accounted for approximately $16.2 million in contract revenues in 1994 and $8.7 million in contract revenues in 1995.

  Cost of revenue was $13.5 million in 1995 compared to $18.1 million in 1994, resulting in an increase in gross profit from $5.8 million in 1994 to $6.4 million in 1995. This increase is primarily as a result of change orders and contract renegotiations which occurred in 1995 during the later stages of a major contract begun in 1994, thereby enabling the Company to realize a higher gross profit than was realized in 1994 during the earlier stages of the contract.

  SG&A expenses were $3.9 million in 1995 compared to $2.2 million in 1994. SG&A expenses for 1995 include bonuses of approximately $1.2 million paid to the Stockholder Employees whereas SG&A expenses for 1994 include only $0.2 million of such bonuses. Excluding such bonuses from both years, SG&A expenses increased by approximately $0.7 million in 1995. Such increase is primarily the result of increases in marketing and corporate travel, and the addition to administrative personnel.

  Operating income declined by $1.1 million from 1994 to 1995 primarily as a result of higher SG&A expenses. Excluding the effect of the increases in bonuses discussed above, operating income declined approximately $0.1 million reflecting the increase in gross profit and the increase in SG&A expenses discussed above.

  Net interest expense decreased from $0.3 million in 1994 to $0.2 million in 1995. Interest expense increased by $0.3 million as a result of increased borrowings to finance capital expenditures and to provide working capital. Interest income increased by $0.4 million, representing primarily interest on certificates of deposit pledged against borrowings and interest earned on a sales-type lease.

  The gain on the sale of assets in 1994 resulted primarily from the sales of nonoperating assets.

PRO FORMA RESULTS OF OPERATIONS

  On December 2, 1996, the Company completed the Friede Acquisition. On a pro forma basis for 1996, giving effect to the Friede Acquisition as if completed on January 1, 1996, the Company's revenues would have been $25.5 million, gross profit would have been $6.9 million and operating income (loss) would have been ($0.5) million. Excluding the $1.1 million of compensation expense related to stock issued to employees and the $1.9 million amount by which cash compensation paid to the Stockholder Employees exceeded the amount of compensation levels set forth in the employment contracts entered into between the Company and the Stockholder Employees in May 1997, pro forma operating income would have been approximately $2.3 million. See the Pro Forma Statement of Operations of the Company and the related notes thereto included elsewhere in this Prospectus.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company has financed its business activities through funds generated from operations, a credit facility secured by accounts receivable, and long-term borrowings secured by assets purchased with proceeds from such borrowings. Net cash provided by operations was $3.1 million, $0.3 million and $4.9 million for 1994, 1995 and 1996, respectively and $1.1 million and $5.4 million for the three months ended March 31, 1996 and 1997, respectively. Net borrowings from all credit arrangements were $0.1 million, $4.8 million and $4.0 million for 1994, 1995 and 1996, respectively, and $1.7 million for the three months ended March 31, 1996. For the three months ended March 31, 1997, the Company made net repayments on all credit arrangements of $3.6 million.

  The Company's capital requirements historically have been primarily for improvements to its facilities and related equipment. During 1996, capital expenditures were approximately $2.4, including $1.2 million for the purchase of cranes, $0.3 million for the improvements to existing facilities and $0.6 million for equipment. Capital expenditures were approximately $2.7 million in 1995 and $1.1 million in 1994, primarily for real estate and shipyard equipment.

  At March 31, 1997, the Company had approximately $9.5 million of outstanding indebtedness, of which approximately $3.8 million was secured by certificates of deposit or marketable securities. Management expects to repay $1.1 million of such indebtedness upon maturity of the remaining certificates of deposit in July 1997. Of the remaining debt, approximately $1.4 million is secured by a sales-type lease under which the lessee makes payments directly to the lender.

  At March 31, 1997, the Company held marketable securities with a fair market value of approximately $4.8 million that were considered available for sale. At March 31, 1997, the Company also owed $2.7 million on brokerage margin account borrowings.

  In March 1997, HAM Marine entered into a new credit facility (the "Credit Facility") which provides for borrowings of up to $10.0 million, subject to a borrowing base limitation equal to 80% of eligible receivables. The Credit Facility is secured by contract-related receivables. In connection with obtaining the Credit Facility, HAM Marine repaid all outstanding indebtedness under the provisions of the existing credit facility and such facility was terminated. At March 31, 1997, $2.6 million was outstanding under the Credit Facility and the borrowing base amount was $6.7 million. Borrowings under the Credit Facility bear interest equal to the lender's prime lending rate plus 1/2% per annum. At March 31, 1997, the interest rate under the Credit Facility was 9.0% per annum. The Credit Facility contains a number of restrictions, including a provision which would prohibit the payment of dividends by HAM Marine to the Company in the event that HAM Marine defaults under the terms of such facility.

  The Company currently intends to utilize the net proceeds of the Offering to fund a portion of its anticipated capital requirements over the next 12 to 18 months of between $50 million and $65 million, including (i) approximately $29 million to construct and equip its new shipyard, (ii) approximately $3 million for capital expenditures to increase the productive capacity and efficiency of its existing shipyard, (iii) approximately $3 million for research and development expenditures related to the design of new, technologically innovative offshore drilling rigs and floating production units, (iv) between $10 million and $20 million of additional working capital related to increased levels of conversion, retrofit and repair activities and new construction of offshore drilling rigs and floating production units and (v) $5 million to $10 million for general corporate purposes, which may include the establishment of a manufacturing operation, either at the Company's shipyards or at another location, that would be capable of constructing and assembling components of new-build jackups or the acquisition of one or more businesses that are complementary to the Company's operations. The Company would expect to fund the remaining portion of its anticipated capital requirements from cash flow from operations, borrowings available under its existing revolving credit facility or additional borrowings. Pending the Company's use of the net proceeds of the Offering, the Company intends to repay borrowings under its existing revolving credit facility ($2.6 million in principal amount of borrowings outstanding as of March 31, 1997 and $7.2 million as of March 31, 1997 giving pro forma effect to borrowings to be incurred to fund a distribution of proceeds to the stockholders of one of the Predecessors prior to the closing of the Offering) and to invest the remaining net proceeds to be received by it from the Offering in short-term, investment-grade, interest-bearing instruments.

  As an additional source of borrowing capacity, the Company has received a commitment letter from MARAD specifying that, subject to the completion of documentation and the satisfaction of certain other conditions, MARAD would provide its guarantee, supported by the full faith and credit of the United States, for up to $24.8 million of bonds to be issued by the Company. The proceeds from the sale of any MARAD-guaranteed bonds may be used only for capital expenditures relating to the costs of constructing and equipping the Company's new shipyard. The terms of the MARAD financing would permit the Company to issue and sell bonds in increments. Due to the generally favorable interest rates and payment terms of MARAD financing, the Company anticipates that it would sell bonds under the MARAD financing arrangement in increments as capital expenditures are incurred with respect to the new shipyard. Any funds obtained from the MARAD financing would result in the availability of other sources of capital, including proceeds from the Offering, cash from operations and other borrowings, for use to satisfy the Company's other capital requirements described above. There can be no assurance that the Company will sell any MARAD-guaranteed bonds.

  Management believes that the net proceeds from the Offering, cash generated by operating activities, and funds available under the Credit Facility will be sufficient to fund the construction of the new shipyard and its working capital needs at current levels of activity; however, additional debt financing (such as the MARAD financing) or equity financing may be required in the future if the Company increases its conversion, retrofit and repair business or obtains orders to construct new drilling rigs or production units. Although the Company believes that, under such circumstances, it would be able to obtain additional financing, there can be no assurance that any additional debt or equity financing will be available to the Company for these purposes or, if available, will be available on terms satisfactory to the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" ("SFAS No. 121"). The Company adopted SFAS No. 121 on January 1, 1996 and there was no material impact on the Company's financial statements.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The disclosure requirements of this Statement are effective for the Company's financial statements beginning in fiscal 1996. The Company intends to apply the accounting provisions of Account Principles Board Opinion 25, "Accounting for Stock Issued to Employees." With the Company's plan of adoption, the impact will be limited to additional footnote disclosure.

  In March 1997, the FASB issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which adopts a revised methodology for computing earnings per share for publicly owned companies. The Company will be required to adopt the new methodology in the fourth quarter of 1997 and could also be required to restate previously reported amounts. Early adoption of SFAS No. 128 is not permitted. The Company does not expect the application of SFAS No. 128 to materially change the Company's reported earnings per share.

                                   BUSINESS

  Friede Goldman International Inc. is a leading provider of conversion, retrofit and repair services for offshore drilling rigs, including jackups, submersibles, semisubmersibles and drillships, and has entered the emerging market for conversion of offshore drilling units and tankers into deepwater FPSOs. The Company, through its subsidiary HAM Marine, has been continuously engaged in the business of converting, retrofitting and repairing offshore drilling rigs since 1982. In the last seven years, the Company has completed 47 offshore drilling rig conversion or retrofit projects. The Company, through its acquisition of Friede & Goldman in December 1996, is one of the world's largest designers of offshore drilling rigs. Friede & Goldman and its predecessors have been continuously engaged in the business of offshore rig design for more than 50 years. The Company offers its customers a full range of design, engineering, construction, conversion, retrofit and repair services for offshore drilling rigs, including construction of new-build offshore drilling rigs. The Company's customers consist primarily of drilling contractors that drill offshore exploratory and development wells for oil and gas companies throughout the world, particularly in the Gulf of Mexico, the North Sea and areas offshore of West Africa and South America.

  The Company currently operates a 32-acre shipyard that is strategically located in Pascagoula, Mississippi with direct access to the Gulf of Mexico. The shipyard has the capacity to provide conversion, retrofit and repair services on six offshore drilling rigs simultaneously. Due to increased demand for its services, the Company has increased its backlog from $15.4 million at March 31, 1996 to $66.9 million at March 31, 1997. To accommodate this increased demand, the Company has recently leased additional dock space and fabrication buildings adjacent to its existing shipyard in Pascagoula, Mississippi and has increased its workforce from approximately 300 employees at December 1, 1996 to approximately 800 employees at March 31, 1997.

  The Company plans to commence construction in the second quarter of 1997 of a new state-of-the-art shipyard on a 85-acre site located approximately six miles from the existing shipyard. The new shipyard has been designed specifically to promote the most timely and efficient construction of new offshore drilling rigs, and could also be used for conversion, retrofit and repair services. The Company believes that the expected efficiencies of its new shipyard, together with the Company's offshore drilling rig design capabilities, its established relationships with its drilling contractor customers and its extensive construction experience, will provide the Company with competitive advantages in the developing market for new construction of offshore drilling rigs. In addition, the Company may use its shipyards, or establish a separate manufacturing facility, to construct and assemble various components of Friede & Goldman designed jackups that it would sell as kits that could be used in the construction of new-build jackups either at the Company's shipyards or other shipyards. These kits would include such manufactured components, including Friede & Goldman's patented rack chock leg fixation system, and a Friede & Goldman jackup design.

OFFSHORE DRILLING INDUSTRY

 The level of worldwide offshore drilling activity has increased substantially over the last two years, resulting in an increase in worldwide drilling rig utilization to 99% in May 1997. Dayrates worldwide for cantilever jackups capable of drilling in water depths of 300 or more feet have increased from a weighted average of $36,600 in May 1996 to a weighted average of $61,100 in May 1997, with a recently reported high of $116,000. Similarly, dayrates worldwide for third and fourth generations of semisubmersibles have increased from a weighted average of $83,500 in May 1996 to a weighted average of $118,200 in May 1997, with a recently reported high of $175,000. In addition, oil and gas operators have recently begun to enter into multi-year contracts with drilling contractors for offshore drilling rigs due to the tightness of supply for available units. In deepwater areas where larger and more technically advanced drilling rigs are needed, increased drilling activity has also increased demand for retrofitting offshore drilling rigs to enhance their technical capabilities and improved pricing levels for such services. In addition, increased drilling activity in and around more mature fields in shallower waters has contributed to the increase in demand for conversion, retrofit and repair services for jackups and other offshore drilling rigs.

  The Company believes that these positive trends will continue due to (i) the increasing percentage of worldwide oil supply being produced from offshore areas, (ii) the large increases in cash flow experienced by many oil and gas companies, (iii) the increases in capital expenditure budgets for offshore drilling activity by oil and gas companies, (iv) technological advancements relating to exploration, development and production techniques, including three-dimensional seismic mapping and geological interpretation, directional drilling and subsea completions, that have increased drilling success rates and improved efficiencies of development and production activities and (v) the increased focus on deepwater exploration and production projects, particularly in the Gulf of Mexico, as evidenced by significant increases in the number of deepwater blocks under lease and the prices paid for deepwater leases during each of the last five years and the record $1.25 billion paid for offshore leases at the most recent lease sale held in March 1997.

  The Company believes that the current supply of offshore drilling rigs worldwide is inadequate to satisfy increasing demand. From 1985 to 1996, there has been a decrease in the total number of offshore drilling rigs worldwide from 809 to 639 rigs. The Company believes that, of the 366 jackups currently marketed worldwide, only 47 are capable of drilling in water depths greater than 300 feet and, of the 139 semisubmersibles currently marketed worldwide, only 25 are capable of drilling in water depths greater than 3,000 feet. In addition, substantially all of the current fleet of offshore drilling rigs were built more than ten years ago, and many of these rigs need to be converted or modified in order to continue to operate economically or to meet the requirements for deepwater drilling.

COMPETITIVE STRENGTHS

  The Company believes that one of its principal competitive strengths is its capability to offer its drilling contractor customers a full range of design, engineering, construction, conversion, retrofit and repair services for offshore drilling rigs, including construction of new-build offshore drilling rigs. The Company also believes that its reputation for quality and reliability, its long-standing relationships with most of the large offshore drilling contractors, its experienced management team, its existing skilled labor force and its extensive fabrication and construction experience are competitive strengths. In addition, the Company's existing shipyard and the site for its proposed new shipyard are located in an area that has a long history of shipyard activity due to its access to the Gulf of Mexico. As a consequence of slowdowns in the construction of other types of marine ships and vessels, particularly those used for military defense purposes, the Company believes that there are currently additional skilled workers available in this area whom the Company could employ to the extent necessary to satisfy any increased demand for conversion, retrofit and repair services and to staff the new shipyard.

CURRENT ACTIVITIES

  The following table sets forth certain information relating to the conversion, retrofit and repair projects as to which the Company is currently involved or recently completed.

                                                NAME OF
          CUSTOMER         TYPE OF RIG       DRILLING RIG           NATURE OF PROJECT
          --------         -----------       ------------           -----------------
Noble Drilling            Jackup            Bill Jennings     Convert slot jackup to
 Corporation                                                  cantilevered jackup(1)
Noble Drilling            Jackup            Leonard Jones     Convert slot jackup to
 Corporation                                                  cantilevered jackup(1)
Sedco Forex S.A.          Semisubmersible   Bill Shoemaker    Retrofit semisubmersible
                                                              for deepwater capabilities(1)
Noble Drilling            Semisubmersible   Paul Romano       Convert submersible to
 Corporation                                                  semisubmersible with
                                                              deepwater capabilities(1)
Marine Drilling           Jackup            Marine 15         Replace hull and quarters
 Companies, Inc.                                              damaged by fire(2)
Diamond Offshore          Semisubmersible   Saratoga          Perform U.S. Coast Guard
 Drilling, Inc.                                               mandated 5-year inspection(2)
Reading & Bates           Semisubmersible   M. G. Hulme, Jr.  Drill floor upgrade(1)
 Corporation
Global Industries, Ltd.   Crane barge       Hercules          Structural upgrade(1)

--------
(1) Projects currently in progress.
(2) Projects recently completed.

  On July 7, 1997, a subsidiary of Noble Drilling Corporation authorized the Company to perform the fabrication and installation of pontoons and columns in connection with the conversion of a submersible drilling rig to a semisubmersible drilling rig. The Company plans to perform the installation of the lower hull pontoons aboard the Company's towable drydock.

OVERVIEW OF OFFSHORE DRILLING EQUIPMENT

  The Company's primary customers are drilling contractors with operations in the Gulf of Mexico, the North Sea, offshore West Africa and South America and other offshore areas of the world. These drilling contractors generally own and operate offshore drilling rigs and provide drilling services to oil and gas companies. Several factors determine the type of rig most suitable for a particular project, the more significant of which are the marine environment, water depth and seabed conditions at the proposed drilling location, whether the drilling is to be done over a production platform or other fixed structure, the intended well depth, and variable deck load and well control requirements. A brief description of the types of offshore drilling rigs and production units currently serviced by the Company is set forth below.

  SEMISUBMERSIBLES. Semisubmersible rigs consist of an upper working and living deck resting on vertical columns connected to lower hull members. Such rigs operate in a "semi-submerged" position, remaining afloat, in a position which places the water-line approximately half way between the top of the lower hulls and bottom of the deck. The rig is typically anchored in position and remains stable for drilling in the semi-submerged floating position.



                                     LOGO
                              [LOGO APPEARS HERE]

          FRIEDE & GOLDMAN DESIGN PACESETTER - CLASS SEMISUBMERSIBLE

  There have been four generations of semisubmersible drilling rigs, with each successive generation incorporating improvements which enable the rigs to drill more efficiently and in increasingly harsh marine environments. Fourth generation semisubmersibles are typically capable of operating in water depths of up to 5,000 feet and, in some cases, greater depths. Certain fourth generation semisubmersibles are equipped with computer controlled thrusters to allow for dynamic positioning of the rig, which allows it to remain on location over a drillsite in deep waters without the use of anchors.

  While the Company has performed some modification and repair work on fourth generation semisubmersibles, the majority of the Company's work to date has involved the retrofit and repair of earlier generation semisubmersibles which generally operate in maximum water depths of between 1,000 to 2,000 feet.

The design of many of these semisubmersible rigs, including long fatigue-life and advantageous stress characteristics, together with increasing demand for deepwater drilling capabilities have made them well-suited for significant retrofitting projects. The Company has completed 17 projects involving semisubmersibles and is currently working on a conversion of a submersible rig to a semisubmersible rig, the retrofit of a semisubmersible for deepwater capabilities and one inspection of a semisubmersible required by U.S. Coast Guard regulations.

  JACKUPS. Jackup rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor until a foundation is established to support the drilling platform. The rig hull includes the drilling rig, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, heliport and other related equipment. Jackups are used extensively for drilling in water depths from 20 feet to 400 feet. Some jackup rigs have a lower hull (mat) attached to the bottom of the rig legs, while others have independent legs.


                                     LOGO
                              [LOGO APPEARS HERE]

                     FRIEDE & GOLDMAN DESIGN L-780 JACKUP

  Jackup rigs can be generally characterized by their design as either slot jackups or cantilevered jackups. Slot jackups are generally of an older vintage and are configured for drilling operations to take place through a slot at the aft of the hull. A slot design is generally appropriate for drilling exploratory wells in the absence of any existing permanent structure, such as a production platform. A cantilevered jackup can extend its drill floor and derrick and either drill exploratory wells or drill over an existing, fixed structure, thereby permitting the rig to drill new wells or work over existing wells through such a structure. Many slot-design rigs have been converted to cantilever configurations. The Company has completed 27 projects involving jackups and is currently working on conversions of two slot jackups to cantilevered jackups as well as replacing the hull and quarters of a third jackup damaged by fire.

  DRILLSHIPS. Drillships, which are typically self-propelled, are positioned over a drillsite through the use of either a mooring system or a computer controlled thruster (dynamic positioning) system similar to those used on certain fourth generation semisubmersible rigs. Drillships are capable of operating in water depths ranging from 200 feet to 10,000 feet.


                                      LOGO
                              [LOGO APPEARS HERE]

                       FRIEDE & GOLDMAN DESIGN DRILLSHIP

  FLOATING PRODUCTION FACILITIES. A floating production facility ("FPF") consists of a ship or semisubmersible vessel upon which drilling and production equipment is mounted. In most cases, the hull is a converted tanker (often referred to as a floating, production, storage and offloading, or FPSO, unit). In addition, semisubmersible drilling units have been converted into floating production units. In a few cases, a new hull has been purpose-built as a FPF. For harsh weather locations, FPFs are designed with a mooring system that provides weathervaning capability so that the FPF can be rotated on location to minimize the effects of wave, wind and current actions. The production risers in these FPFs are connected to the hull through a swivel system that also accommodates the mooring system. The hull of an FPF is typically used for on-board oil storage, which is an important feature for remote locations where export pipelines are not available and fixed oil storage availability is limited or nonexistent. The Company has been involved in the conversion of a tanker into a FPSO and the conversion of a semisubmersible into a FPS.


                                      LOGO
                              [LOGO APPEARS HERE]

                          FRIEDE & GOLDMAN DESIGN FPSO

DESCRIPTION OF OPERATIONS

  The Company's current operations consist primarily of conversion, retrofit and repair projects for offshore drilling contractors. In the last seven years, the Company has been involved in 47 conversion, retrofit or repair projects, consisting of 27 jackup projects, 17 semisubmersible projects and three submersible projects. Significant conversion or retrofit projects such as these generally take eight to 14 months to complete, whereas certain repair projects may require only one to three months to complete. A brief summary of the types of projects the Company completes is set forth below.

  CONVERSIONS. Conversions consist generally of the conversion of one type of drilling rig into a different type, such as the conversion of a slot jackup to a cantilevered jackup, the conversion of a submersible rig to a semisubmersible rig, or the conversion of a drilling rig or tanker into a FPF. The Company has completed four conversions since 1988. Of these conversions, three consisted of converting drilling rigs (jackups and semisubmersibles) into FPFs and the other conversion consisted of the conversion of a supertanker into a FPSO. FPF conversions typically require the demolition and removal of all drilling equipment and substructure (including the derrick system, rotary system, tubulars, mud treating and pumping units and well control systems) and the reconfiguration of the decks to accommodate heavy skid mounted processing modules and production risers and handling equipment. This production equipment is then interconnected through the installation of piping, electrical wiring and walkways. Because production, processing and storage facility additions typically increase a rig's variable deck load, the Company is typically required to complete hull reinforcements and buoyancy and stability enhancements.

  The Company is currently in the process of converting two slot jackups to cantilevered jackups and converting a submersible drilling rig into a semisubmersible drilling rig.

  A description of selected conversion projects completed by the Company is set forth below:

            CUSTOMER                     PROJECT TYPE               TASKS COMPLETED
            --------                     ------------               ---------------
 Oceaneering Production          Conversion of a tanker into a . fabrication and
  Systems                        FPSO                            installation of 770
                                                                 tons of structural
                                                                 steel
                                                               . replacement of 130
                                                                 tons of deteriorated
                                                                 tank steel
                                                               . installation of 27
                                                                 process modules
                                                               . installation of 24,000
                                                                 feet of 18" process
                                                                 piping
                                                               . installation of 5,000
                                                                 feet of 26" ship
                                                                 service, ballast and
                                                                 cargo pipe
 Oceaneering International, Inc. Conversion of jackup to a FPF . removal of 550 tons of drilling equipment and
                                                                 substructure
                                                               . replacement of 60 leg
                                                                 members and joints and
                                                                 bottom shell plate
                                                               . installation of
                                                                 foundations and hull
                                                                 reinforcement for
                                                                 skid-on modules
                                                               . installation of
                                                                 production modules,
                                                                 together with piping,
                                                                 wiring, walkways and
                                                                 platforms
                                                               . installation of new
                                                                 heliport
                                                               . renovation of crew
                                                                 quarters
                                                               . installation of hull
                                                                 ventilation system
                                                               . installation of 10-
                                                                 year anode system for
                                                                 leg protection

  RETROFITS. Retrofits consist generally of improvements to the technical capabilities, tolerances and systems of drilling and production equipment. Retrofits performed on semisubmersible rigs include buoyancy and stability enhancements (typically pontoon extensions and additional column sponsons) and the addition or improvement of self-propulsion systems, positioning thrusters and self-contained mooring systems. Jackup retrofits include strengthening and extending the rig legs and reinforcing the spud cans on the existing legs.

  The Company is also capable of upgrading living quarters and facilities to accommodate harsh environment drilling conditions and to meet North Sea regulatory requirements, improving ventilation systems and strengthening or replacing heliports to accommodate larger aircraft.

  A description of selected retrofit projects completed by the Company is set forth below:

           CUSTOMER                     PROJECT TYPE                TASKS COMPLETED
           --------                     ------------                ---------------
 Sedco Forex S.A.              Semisubmersible retrofit        . dry dock of 12,000 ton
                                                                 rig
                                                               . modification and
                                                                 repair of pipe rack
                                                                 deck
                                                               . installation of 10-
                                                                 year anode system for
                                                                 leg protection
                                                               . installation of
                                                                 additional mud pits
                                                               . replacement of
                                                                 production piping
                                                               . fabrication and
                                                                 installation of hull
                                                                 sponsons
                                                               . fabrication and
                                                                 installation of third
                                                                 level quarters and
                                                                 helideck
 Hercules Offshore             Jackup retrofit (legs and hull) . removal of existing
  Corporation                                                    lower legs
                                                               . repair and recondition
                                                                 at upper 140' of legs
                                                               . acquisition,
                                                                 fabrication and
                                                                 installation of new
                                                                 300 ton lower leg
                                                                 sections
                                                               . dry docking for
                                                                 replacement of 113
                                                                 tons of deteriorated
                                                                 steel in mat base
 Noble Drilling Corporation    Submersible retrofit and        . refurbishment of
                               refurbishment                     columns and footing
                                                               . installation of
                                                                 permanent access and
                                                                 work platforms
                                                               . installation of water
                                                                 tight bulkhead and
                                                                 flats
                                                               . exterior blasting,
                                                                 cleaning and painting
 CONOCO, INC.                  TLP(1) retrofit                 . fabrication and
                                                                 installation of
                                                                 production manifolds
                                                               . installation of mud
                                                                 piping and completion
                                                                 fluid lines
                                                               . fabrication and
                                                                 installation of towing
                                                                 and mooring padeyes,
                                                                 production riser
                                                                 porches, drilling
                                                                 substructure landing
                                                                 guides
                                                               . exterior blasting,
                                                                 cleaning and painting

--------
(1) Tension Leg Platform

  REPAIRS. The Company performs a broad range of inspection and repair work for its clients. Necessary repairs are identified both in connection with retrofit and conversion projects as well as in connection with periodic inspections performed at the shipyard which are required by the U.S. Coast Guard and by vessel classification societies such as the American Bureau of Shipping. Rigs are typically inspected for systems operability and structural integrity, with ultrasonic thickness gauge readings employed to detect structural fatigue or aberrations. Repair work may include the repair or renewal of piping, spud cans, electrical and drilling systems, removal and replacement of deteriorated or pitted steel and blasting, coating and painting of exterior surfaces. The Company's repair work has also included the refurbishment of drilling systems as well as the overhaul of generators, boilers, condensers, ballast and cargo valves, rig cranes and production compressors. The Company recently completed the replacement of the hull and living quarters for a jackup.

PROPERTY AND EQUIPMENT

 PASCAGOULA SHIPYARD

  FACILITIES. The Company's principal shipyard is located on the Pascagoula River in Pascagoula, Mississippi. The shipyard occupies 32 acres and includes a 1,000 foot long concrete cap pile reinforced dock with 38 feet of water depth dockside. The shipyard is adjacent to the port's turning basin and has unobstructed access to the Gulf of Mexico. The shipyard includes approximately 13,000 square feet of office space, a 4,500 square foot pipe shop, a 7,500 square foot structural shop and 24,000 square feet of fabrication platens. The Company leases the shipyard from the Jackson County Port Authority pursuant to a long-term lease which expires in May 2005 with two additional ten-year options for renewal. In December 1996, the Company entered into a two-year lease for 522.5 additional feet of dockspace and 160,000 additional square feet of covered fabrication areas adjacent to its current facility. The Company is currently constructing a 20,000 square foot building that will be used for engineering and administrative personnel, which building is located on land covered by the long-term lease relating to the main shipyard facility. This building is expected to be completed in July 1997.

  EQUIPMENT. The Company owns and has access to a broad range of material handling, cutting and beveling, and blasting and painting equipment. Both the fabrication shop and pipe shops at the existing shipyard are equipped with 10-ton and 5-ton overhead gantry cranes. In addition, the Company has a 300-ton barge mounted crane and one 600-ton, one 200-ton and three 150-ton mobile land cranes. Other equipment includes six cherry pickers with capacities ranging from 15 to 55 tons and three fork lifts.

  The Company utilizes a variety of oxy-gas cutting equipment for use in its structural and piping work, including both manual hand-held equipment and semi-automatic equipment. If appropriate for the work involved, the Company also utilizes the services of numerous steel suppliers in the region who have fully automatic multi-head equipment which produces materials which are fully cut and beveled and ready for final assembly. The Company also owns a full range of blasting and painting equipment capable of handling small and large blasting and painting projects. The Company owns eight portable diesel compressors ranging in size from 385 cubic feet per minute to 1,600 cubic feet per minute totaling in excess of 9,000 cubic feet per minute for use in these operations.

  The Company utilizes the services of local steel suppliers and vendors who efficiently provide for the majority of the Company's plate forming and rolling requirements.

 NEW SHIPYARD

  In December 1996, the Company entered into an agreement with the Port Authority of Jackson County, Mississippi pursuant to which the Company will develop a new shipyard on 85 acres located approximately six miles from the Company's existing shipyard. The new shipyard will have approximately 35 feet of water depth dockside and will have unobstructed access to the Gulf of Mexico. The design for the state-of-the-art shipyard provides for extensive use of automated construction equipment, floating and dockside cranes, panel lines, launchways and 1,100 feet of reinforced bulkhead dockspace and an additional 1,950 feet of dockspace that could be developed in the future. Improvements planned to be constructed on the site include an assembly area covering in excess of 100,000 square feet, a 60,000 square foot fabrication building, a 15,000 square foot machinery building, a 10,000 square foot office building, a 10,000 square foot pipe shop and a 20,000 square foot warehouse. Other planned buildings will house a welding shop, paint storage, bulk gas storage, air compressor facilities, a safety building and warehouse space. The new shipyard is expected to cost approximately $29 million to construct and equip. In connection with the construction of the new shipyard, the County of Jackson, Mississippi has agreed to dredge the ship channel and build roads and other infrastructure related to the new shipyard, at a total cost to the County of approximately $6 million, under an economic incentive program.

The Company plans to commence construction of the new shipyard in the second quarter of 1997 and expects that the shipyard will be operational by early 1998 and completed later that year.

 NEW MANUFACTURING OPERATION

  The Company is currently considering the establishment of a manufacturing operation, either at its shipyards or at a separate location, that would be capable of constructing and assembling various components of Friede & Goldman designed jackups, including Friede & Goldman's patented rack chock leg fixation system, the jacking system (gears, pinions, jacking motors and jacking controls), leg racks, chords, tubular members and the jacking system foundation structure. If the Company determines to pursue this operation, it expects that it would sell these components, along with Friede & Goldman jackup designs, as kits that could be used in the construction of new-build jackups either at the Company's new shipyard or at other shipyards. The Company anticipates that it would pursue the establishment of this operation if it concludes that there is sufficient demand for these kits and that such operation would be profitable in light of the necessary expenditures involved and the anticipated revenues and costs associated with such operation.

FRIEDE ACQUISITION

  In December 1996, a company owned by certain of the current stockholders of the Company entered into an agreement, as amended (the "Purchase Agreement"), with the Friede Predecessor and Jerome L. Goldman, the sole owner of Friede Predecessor. Pursuant to the terms of the Purchase Agreement, the acquiring company purchased all of the Friede Predecessor's assets used in the creation, development, licensing and sale of engineering designs for mobile offshore drilling units and mobile production vessels. Friede Predecessor retained all assets used in the design of marine vessels such as river craft and oceangoing ships. The purchased assets included the corporate name Friede & Goldman (and variations thereof), certain patents as well as all completed and drilling vessel designs under development, business methods, engineering, know-how, blueprints, drawings and computer programs relating to drilling vessels. The Purchase Agreement specifically excludes from the purchased assets Friede Predecessor's Mod V and Mod VI drilling vessel designs. The Mod V and Mod VI are jackup designs, commonly referred to as the "Monarch Class," "Galaxy Class" or "Universe Class," and have been sold by Friede Predecessor under a separate agreement to a Singapore shipbuilding company. Following the completion of the Friede Acquisition, the acquiring company changed its name to Friede & Goldman, Ltd., and the Friede Predecessor discontinued use of such name as its company name.

  In conjunction with the execution of the Purchase Agreement, Friede Predecessor entered into a non-competition agreement with Friede & Goldman which prohibits Friede Predecessor from competing with Friede & Goldman (or the Company) for a period of two years in Louisiana, Texas, Singapore, South Korea, Japan, the United Kingdom, Norway and Brazil. Mr. Goldman likewise entered into a ten-year consulting agreement with Friede & Goldman which contains similar non-competition provisions. Friede & Goldman currently employs most of Friede Predecessor's former employees.

  In addition to the cash consideration paid by Friede & Goldman to Mr. Goldman, the Purchase Agreement requires Friede & Goldman, until December 2006, to pay Mr. Goldman certain licensing and design fees received by Friede & Goldman from the designs of new-build independent leg jackups and semisubmersible drilling rigs as well as a percentage of all amounts collected from sales of a patented chocking system designed by Friede Predecessor, a system which improves the strength of the connection between the legs and the hull of a jackup drilling rig. Friede & Goldman is also required to make payments to Mr. Goldman in the event that future sales of designs purchased from Friede Predecessor and new designs developed by Friede & Goldman constitute 20% or less of all new-build independent leg jackup and semisubmersible drilling rigs for which construction has begun by domestic drillers (other than any domestic driller that builds rigs for its own use with its own shipyard) during any consecutive three-year period prior to the end of the year 2006, with the first three-year period commencing at the time construction begins with respect to a new-build drilling rig. In such an event, Friede & Goldman is required to pay Mr. Goldman $300,000 (subject to adjustment for inflation) for each drilling unit design sale by which Friede & Goldman is short of the 20% threshold for any such three-year period, subject to a maximum of $1 million to be paid in any year with respect to any such three-year period. In the event that Friede & Goldman fails to make any of the payments described on a timely basis, Friede Predecessor has the right to require that all of the assets purchased from Friede Predecessor (other than the name "Friede & Goldman" and derivatives thereof) be returned to Friede Predecessor and the right to terminate the consulting and non-compete provisions of the Purchase Agreement.

MATERIALS

  The principal materials used by the Company in its fabrication business are standard steel shapes, steel plate, pipe, welding wire and gases, fuel oil, gasoline and paint. The Company believes that such materials are currently available in adequate supply from many sources. The Company does not depend upon any single supplier or source.

SAFETY AND QUALITY ASSURANCE

  Management is concerned with the safety and health of the Company's employees and maintains a stringent safety assurance program to reduce the possibility of accidents. The Company's safety department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education through orientations for new employees and subcontractors, weekly crew safety meetings and first aid and CPR training. The Company also employs a registered nurse as an in-house medic. The Company has a comprehensive drug program and conducts periodic employee health screenings. A safety committee, whose members consist of management representatives and field supervisors, meet monthly to discuss safety concerns and suggestions that could prevent future accidents. The Company has contracted with a third party safety consultant to provide training and suggestions and a licensed emergency medical technician in its ongoing commitment to a safe and healthy work environment. The Company believes that its safety program and commitment to quality are vital to attracting and retaining customers and employees.

  The Company fabricates according to the standards of the American Bureau of Shipping, Det Norski Veritas, American Petroleum Institute, the American Welding Society, the American Society of Mechanical Engineers and specific customer specifications. The Company uses welding and fabrication procedures in accordance with the latest technology and industry requirements. Training programs have been instituted to train skilled personnel and to maintain high quality standards. In addition, the Company contracts with independent contractors to perform x-ray inspections of steel and pipe welds. Management believes that these programs enhance the quality of its products and reduce their repair rate.

CUSTOMERS AND MARKETING

  The Company's customers are primarily offshore drilling contractors, many of whom have been customers of the Company for more than 15 years, and the Company believes that it has developed strong relationships with its customer base. During the past five years, the Company has provided conversion, retrofit and repair services to substantially all of the large offshore drilling contractors. During such period, the Company's customers have included Atwood Oceanics, Inc., Cliffs Drilling Company, Diamond Offshore Drilling, Inc., ENSCO International Incorporated, Falcon Drilling Company, Inc., Hercules Offshore Corporation, Marine Drilling Companies, Inc., Noble Drilling Corporation, Reading & Bates Corporation, Sedco Forex S.A., Transocean Offshore Inc. and Oceaneering Production Systems. The Company has recently commenced work on a project for Noble Drilling Corporation to convert the Paul Romano submersible drilling rig into a semisubmersible drilling rig capable of drilling in deeper water and to improve its technical drilling capabilities.

  The Company's marketing efforts are conducted from its sales offices in Pascagoula and Houston and target drilling contractors located primarily in the Gulf Coast area and in Europe. The Company's sales staff attempts to identify future contracts by contacting its clients on a regular basis (in some cases weekly) in order to anticipate projects that will be competitively bid or negotiated exclusively with the Company. The Company's sales force often invites potential clients to the Pascagoula shipyard for a tour and presentation.

  The Company is actively involved in strengthening its relationships with drilling contractors through continuous interaction between the Company's project managers and the customers' project supervisors with respect to ongoing projects. To accommodate the needs of the customers' project supervisors, the Company has established on-site office facilities that such project supervisors may use during the duration of a major conversion or retrofit project. In addition, the Company has established an advisory committee, comprised of key management personnel from many of the largest U.S. drilling contractors, that meets with the Company's management quarterly to provide the Company with insight and advice with respect to both individual current and future needs as well as broader industry trends that the Company utilizes for planning purposes.

  A large portion of the Company's revenue has historically been generated by a few customers although not necessarily the same customers from year-to-year. For example, the Company's largest customers (those which individually accounted for more than 10% of revenue in a particular year) collectively accounted for 86%, 82% and 72%, of revenue for 1994, 1995 and 1996, respectively. For 1996, the Company derived more than 10% of its revenue from each of Diamond Offshore Drilling, Inc., Hercules Offshore Corporation, Noble Drilling Corporation and Sedco Forex S.A. Based on its current backlog of projects, the Company expects that a significant portion of the Company's revenues for 1997 will be derived from one customer, Noble Drilling Corporation. Because the level of conversion, retrofit or repair work that the Company may provide to any particular customer depends on the size of that customer's capital expenditure budget devoted to such projects in a particular year, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years.

CONTRACT STRUCTURE AND PRICING

  The Company generally performs conversion, retrofit and repair services pursuant to contracts that provide for a portion of the work to be performed on a fixed-price basis and a portion of the work to be performed on a cost-plus basis. In many cases, the Company commences work with respect to certain portions of a drilling rig conversion, retrofit or repair project on a cost-plus arrangement as soon as the drilling rig arrives in the Company's shipyard and thereafter the scope and pricing arrangements with respect to other aspects of the project are negotiated. In the interest of expediting the completion of a conversion, retrofit or repair project, a drilling rig may arrive in the Company's shipyard before the design work for such project is finished or before all necessary budgetary approval for such project has been received at the appropriate level of management of the customer. In many of these cases, the portion of the project as to which no firm pricing arrangement has been agreed to at the time the drilling rig arrives at the Company's shipyard ultimately becomes a significant portion of the overall project. In addition, the scope of the services to be performed with respect to a particular drilling rig often increases as the project progresses due to additional retrofits or modifications requested by the customer or additional repair work necessary to meet the safety, environmental or construction standards established by the U.S. Coast Guard or other regulatory or vessel classification authorities.

  With respect to the fixed-price portions of a project, the Company receives the price fixed in the contract for such aspect of the project, subject to adjustment only for change orders placed by the customer. The Company typically receives a significant number of change orders on each of its fixed-price projects as to which the Company and its customer negotiate a separate charge. With respect to fixed-price contracts, the Company generally retains the ability to capture cost savings and must absorb cost over-runs. Under cost-plus arrangements, the Company receives specified amounts in excess of its direct labor and materials cost and so is protected against cost overruns but does not benefit directly from cost savings. The Company generally prices materials at a mark-up under its contracts. The Company believes that recently it has realized a majority of its revenue under fixed-price contracts, although historically the percentages of revenue it has derived from fixed-price contracts and cost-plus contracts have fluctuated significantly from project to project and from period to period based on the nature of the projects involved, the type of pricing arrangements preferred by its customers, the timing of the commencement of work on a project in relation to the timing of the completion of the negotiation and contracting process, and other factors.

COMPETITION

  The Company has two primary competitors for conversion, retrofit and repair projects for drilling rigs that operate in the Gulf of Mexico. In international markets, the Company competes with several companies located, primarily in the United States, Europe and the Far East. The Company believes it competes favorably against companies located in Europe or the Far East for conversion, retrofit and repair projects relating to drilling rigs operating in the Gulf of Mexico and, to a lesser extent, rigs operating offshore West Africa and South America. The Company believes this is due to (i) generally higher labor costs in Europe, (ii) costs associated with transporting drilling systems, mud treatment systems and other equipment necessary to convert or retrofit a drilling rig (which items are generally produced in the U.S. Gulf of Mexico region) to Europe or the Far East, (iii) costs associated with relocating supervisory personnel of the owner of the drilling rig to oversee the conversion and retrofit project, (iv) costs to transport the drilling rig to and from the shipyard and (v) the loss of revenues during the time necessary to transport the drilling rig to or from such foreign locations. In addition, the Company believes that these same factors will enable it to compete favorably against companies located in Europe and in the Far East with respect to the construction and outfitting of new drilling rigs to be used in the Gulf of Mexico, offshore West Africa and South America.

  The Company believes that its reputation for quality and reliability, its long-standing relationships with most of the large drilling contractors, its experienced management team, its existing skilled labor force, its access to additional skilled labor in the Pascagoula, Mississippi area and its extensive fabrication experience with drilling rigs are its key advantages in competing for projects. The Company also believes that its capabilities to design new drilling rigs and production units will provide it with a competitive advantage with respect to new rig construction business.

  The Company believes that certain barriers exist that prevent new companies from competing with the Company for conversion, retrofit and repair activities, as well as for new rig construction activity, including the investment required to establish an adequate facility, the difficulty of locating a facility adjacent to an adequate waterway due to environmental and wetland regulations, and the limited availability of experienced supervisory and management personnel. Although new companies can enter the market for small projects more easily, management believes these factors will likely prevent an increase in domestic competition for larger projects, especially major conversions and retrofits and new rig construction.

BACKLOG

  As of March 31, 1997, the Company's backlog was approximately $66.9 million, all of which management expects to be performed within the 12 months ending March 31, 1998. The Company's backlog as of March 31, 1996 was $15.4 million. Of the $66.9 million of backlog as of March 31, 1997, approximately 82% was attributable to three projects.

  The Company's backlog is based on management's estimate of future revenue attributable to (i) the remaining amounts to be invoiced with respect to those projects, or portions of projects, as to which a customer has authorized the Company to begin work or purchase materials and (ii) projects, or portions of projects, that have been awarded to the Company as to which the Company has not commenced work. Management's estimates are often based on incomplete engineering and design specifications and as engineering and design plans are finalized or changes to existing plans are made, management's estimate of the total revenue for such projects is likely to change. In addition, all projects currently included in the Company's backlog are subject to termination at the option of the customer, although the customer in that case is generally required to pay the Company for work performed and materials purchased.

GOVERNMENT AND ENVIRONMENTAL REGULATION

  OVERVIEW. Many aspects of the Company's operations and properties are materially affected by federal, state and local regulation, as well as certain international conventions and private industry organizations. These regulations govern worker health and safety and the manning, construction and operation of vessels. For example, the Company is subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the Maritime Administration of the U.S. Department of Transportation, as well as private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria and are authorized to investigate vessel accidents and recommend improved safety standards. In addition, the exploration and development of oil and gas properties located on the outer continental shelf of the United States is regulated primarily by the Minerals Management Service ("MMS"). The MMS has promulgated federal regulations under the Outer Continental Shelf Lands Act requiring the construction of offshore platforms located on the outer continental shelf to meet stringent engineering and construction specifications. Violations of these regulations and related laws can result in substantial civil and criminal penalties as well as injunctions curtailing operations. The Company believes that its operations are in compliance with these and all other regulations affecting the fabrication of platforms for delivery to the outer continental shelf of the United States.

  In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry. For example, the U.S. Coast Guard regulates and enforces various aspects of marine offshore vessel operations, such as certification, routes, drydocking intervals, manning requirements, tonnage requirements and restrictions, hull and shafting requirements and vessel documentation. U.S. Coast Guard regulations require that all drilling and production vessels are drydocked for inspection at least once within a five-year period, and such inspections and resulting repair requirements constitute a significant portion of the Company's revenues. In 1996, approximately 35% of the Company's revenues were generated by inspections and repairs required by applicable U.S. Coast Guard regulations. While the Company is not aware of any proposals to reduce the frequency or scope of such inspections, any such reduction could adversely affect the Company's results of operations. In addition, offshore construction and drilling in certain areas have been opposed by environmental groups and, in certain areas, has been restricted. To the extent laws are enacted or other governmental actions are taken that prohibit or restrict offshore construction and drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore construction industry in particular, the business and prospects of the Company could be adversely affected. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations.

  ENVIRONMENTAL. The Company's operations and properties are subject to a wide variety of increasingly complex and stringent foreign, federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. These laws may provide for "strict liability" for damages to natural resources and threats to public health and safety, rendering a party liable for the environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

  The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and similar laws provide for responses to and liability for releases of hazardous substances into the environment. Additionally, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar foreign, state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes, and require public disclosure related to the use of various hazardous substances. For example, the Company's paint operations must comply with a number of environmental regulations. All blasting and painting is done in accordance with the requirements of the Company's air discharge permit and disposal of paint waste is made in accordance with the National Pollution Discharge Elimination System stormwater pollution plan. Lead based paint is vacuum blasted and all blasting debris is contained for hazardous waste disposal. Company policy requires that existing coating be sampled and tested prior to blasting operations to eliminate the possibility of lead contamination and to assure that lead based paint is appropriately treated. The Company has been classified as a "small quantity hazardous waste generator" and is registered with the State of Mississippi Department of Environmental Quality as such. Compliance with these and other environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. The Company believes that its facilities are in substantial compliance with current regulatory standards.

  The Company's compliance with these laws and regulations has entailed certain additional expenses and changes in operating procedures. The Company believes that compliance with these laws and regulations will not have a material adverse effect on the Company's business or financial condition for the foreseeable future. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require additional expenditures by the Company, which expenditures may be material.

  The Company has recently entered into a bareboat charter providing for the operation by the Company of a towable drydock vessel. Employees of the Company who are engaged in offshore activities relating to such vessel may be covered by the provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established under state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages or job related injuries, with generally no limitations on the Company's potential liability.

  HEALTH AND SAFETY MATTERS. The Company's facilities and operations are governed by laws and regulations, including the federal Occupational Safety and Health Act, relating to worker health and workplace safety. The Company believes that appropriate precautions are taken to protect employees and others from workplace injuries and harmful exposure to materials handled and managed at its facilities. While it is not anticipated that the Company will be required in the near future to expend material amounts by reason of such health and safety laws and regulations, the Company is unable to predict the ultimate cost of compliance with these changing regulations.

  In addition to government regulation, various private industry organizations, such as the American Bureau of Shipping, the American Petroleum Institute, the American Society of Mechanical Engineers and the American Welding Society, promulgate technical standards that must be adhered to in the fabrication process.

INSURANCE

  The Company maintains insurance against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction to the Company's facilities. The Company also maintains commercial general liability insurance including ship repairers' legal liability coverage and builders' risk coverage if required. Workers' compensation and employers' liability is provided in accordance with the Mississippi Workers' Compensation Act and includes the U.S. Longshore and Harbor Workers Act and maritime and outer continental shelf endorsements. The Company currently maintains excess and umbrella policies in addition to primary liability insurance for up to a $20 million limit. Other coverages currently in place include water pollution, aviation, automobile and commercial crime coverage. Although management believes that the Company's insurance is adequate, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.

PMB ARRANGEMENT

  In February 1994, the Company entered into an agreement with PMB, a wholly-owned subsidiary of Bechtel Corporation, in connection with the conversion of an offshore drilling rig. The Company recognized revenue of $8.7 million and $16.2 million in 1995 and 1994, respectively, from the 1994 joint venture. The 1994 arrangement terminated upon the completion of such project. In December 1995, the Company and PMB entered into a second agreement to jointly pursue rig design, conversion and retrofit projects for a term of five years. Revenues attributable to the 1995 arrangement were approximately $9.8 million for the year ended December 31, 1996. The 1995 arrangement was terminated by mutual agreement in April 1996.

LEGAL PROCEEDINGS

  The Company is a party to various routine legal proceedings primarily involving commercial claims and workers' compensation claims. While the outcome of these claims and legal proceedings cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on the Company's business or financial condition.

EMPLOYEES

  The Company's workforce varies based on the level of ongoing fabrication activity at any particular time. As of March 31, 1997, the Company had approximately 800 employees. For the last several years, substantially all of the Company's work force has been leased to the Company by employee leasing companies serving the Company exclusively. In exchange for its leasing services, these employee leasing companies charged the Company an amount which covered wages paid to such employees, together with a mark-up designed to cover health and workers' compensation insurance, the provision of a 401(k) plan, payroll taxes, all other required insurance and a nominal return to such companies. Payments for contract labor totaled approximately $10.1 million in 1996. All contract leasing arrangements had been terminated as of May 18, 1997, and the Company now directly employs its employees at levels of wages and benefits substantially equivalent to those formerly provided by the employee leasing companies. The Company believes that the cost of directly employing its laborers will be essentially the same as the historic cost of the employee leasing arrangement most recently terminated. None of the Company's employees is employed pursuant to a collective bargaining agreement, and the Company believes that its relationship with its employees is good.

  The Company's ability to remain productive and profitable depends substantially on its ability to attract and retain skilled construction workers, primarily welders, fitters and equipment operators. In addition, the Company's ability to expand its operations depends primarily on its ability to increase its labor force. The Company believes that its location in Pascagoula gives it a strategic advantage over many other Gulf of Mexico shipyards due to the long history of sophisticated marine construction in the Pascagoula area and the substantial excess capacity of skilled labor which is currently available in this area. While the Company believes its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers or an increase in the activity of those employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these occurred, in the near-term, the profits expected by the Company from work in progress could be reduced or eliminated and, in the long-term, the production capacity of the Company would be diminished and the growth potential of the Company could be impaired.

  The Company has facilities to train its employees on productivity and safety matters. The Company is committed to training its employees and offers advancement through in-house training programs.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Company's Board of Directors currently has nine directors. In accordance with the Charter of the Company, the members of the Board of Directors are divided into three classes and are elected for a term of office or until a successor is duly elected and qualified. The Charter also provides that such classes shall be as nearly equal in number as possible. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders to be held in 1998, 1999 and 2000, respectively. All officers serve at the discretion of the Board of Directors, subject to terms of their employment agreements, if applicable. See "--Employment Agreements."

  The following table sets forth information concerning the Company's directors and executive officers:

                  NAME                    AGE              POSITION
                  ----                    ---              --------
 J. L. Holloway........................   53    Chairman of the Board, Chief
                                                 Executive Officer and
                                                 President of the Company(1)
 Carl M. Crawford......................   53    Executive Vice President of
                                                 the Company
 Richard L. Marler.....................   54    Chief Operating Officer and
                                                 Director of the Company(3)
 Ronald W. Schnoor.....................   43    President of HAM Marine and
                                                 Director of the Company(1)
 James A. Lowe, III....................   39    General Counsel, Secretary and
                                                 Director of the Company(2)
 John F. Alford........................   37    Senior Vice President, Chief
                                                 Financial Officer and
                                                 Director of the Company(2)
 Bruce Malcolm.........................   49    President of Friede & Goldman
                                                 and Director of the
                                                 Company(3)
 Jerome L. Goldman(4)..................   72    Director of the Company(2)
 Raymond E. Mabus, Jr.(4)(5)...........   48    Director of the Company(3)
 Howell W. Todd(5).....................   53    Director of the Company(1)

--------
(1) Class III Director.
(2) Class II Director.
(3) Class I Director.
(4) Member of audit committee.
(5) Member of compensation committee.

  Set forth below are descriptions of the backgrounds of the executive officers and directors of the Company and their principal occupations for the past five years.

  J. L. Holloway has served as the Chairman of the Board, Chief Executive Officer and President of the Company since April 1997. In addition, Mr. Holloway has served as the Chairman of the Board, Chief Executive Officer and President of HAM Marine from its formation in 1982 until April 1997, and from April 1997 Mr. Holloway has been the Chairman of the Board of HAM Marine. Mr. Holloway also serves as a Director of Delta Health Group, a company that operates and manages health care facilities in the South and as President of State Street Properties, Inc., a commercial real estate development firm headquartered in Mississippi.

  Carl M. Crawford has served as Executive Vice President of the Company since May 1997. Mr. Crawford also serves as the Executive Vice President of HAM Marine, a position he has held for more than the last five years. Prior to joining HAM Marine in 1982, Mr. Crawford had been employed in management and marketing positions with a number of equipment and manufacturing companies.

  Richard L. Marler joined the Company as Chief Operating Officer in July 1997. Prior to joining the Company, Mr. Marler was a Vice President of Ingalls Shipbuilding, Litton Industries, where he was employed for 23 years. At Ingalls Shipbuilding, Mr. Marler was involved in progress management, business development, contracts management, estimating and related business activities.

  Ronald W. Schnoor has served as President of HAM Marine since April 1997 and a Director of the Company since May 1997. Previously, Mr. Schnoor served as the Vice President, Manager of Operations of HAM Marine since 1992. Mr. Schnoor joined HAM Marine in 1984 and previously served as both Senior Project Engineer and as a Project Manager.

  James A. Lowe, III has served as General Counsel, Secretary and Director of the Company since May 1997. Mr. Lowe joined HAM Marine on January 1, 1997 as General Counsel. He has also served as Director of HAM Marine and Director and Secretary of Friede & Goldman since February 1997. Prior to joining HAM Marine, Mr. Lowe was an attorney with the firm of Watkins & Eager PLLC, a law firm in Jackson, Mississippi, for seven years, the last four of which he was a member of such firm.

  John F. Alford has served as Senior Vice President, Chief Financial Officer and Director of the Company since May 1997. Mr. Alford joined HAM Marine in 1996. Mr. Alford began his career in banking and previously served as a member of the Board of Directors and as Chief Operating Officer of Baton Rouge Bank and Trust Company, and a related financial firm, for more than the past five years.

  Bruce G. Malcolm was elected President of Friede & Goldman in May 1997. Mr. Malcolm joined Friede & Goldman as Vice President of Operations in March 1997. Prior to joining Friede & Goldman, Mr. Malcolm was a construction manager for Bechtel Corporation from January 1996 to March 1997 and an Operations and Technical Director for Dolphin Drilling, Ltd. from June 1993 to December 1995. From May 1992 to June 1993, he was an independent consultant.

  Jerome L. Goldman is currently the Chairman and sole owner of J. L. Goldman Associates, Inc., naval architects and marine engineers. Mr. Goldman previously served as Chairman of Friede & Goldman, Ltd. since co-founding the company in 1949.

  Raymond E. Mabus, Jr. has served as Of Counsel to the law firm of Baker, Donelson, Bearman & Caldwell since October 1996. From July 1994 through May 1996, Mr. Mabus served as Ambassador to the Kingdom of Saudi Arabia. From February 1992 through June 1994, Mr. Mabus served as Chairman of the Committee on the Future of the South and as a consultant in the private sector. From January 1988 through January 1992, Mr. Mabus served as Governor of the State of Mississippi.

  Howell W. Todd has served as President of Mississippi College since 1994. Dr. Todd previously served as Executive Director and Chief Executive Officer of the South Dakota Board of Regents, the governing board for the public higher education system in the state of South Dakota. Dr. Todd holds a Ph.D. from the University of Illinois.

COMMITTEES OF THE BOARD

  The Board of Directors has established an Audit Committee and Compensation Committee. The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' and key employees' salaries and bonuses and administers the Equity Incentive Plan. Messrs. Goldman and Mabus will serve as members of the Company's Audit Committee, and Messrs. Mabus and Todd will serve as members of the Company's Compensation Committee.

DIRECTOR COMPENSATION

  Following completion of the Offering, each nonemployee director will receive a fee of $1,000 for attendance at each Board of Directors meeting and $250 for each committee meeting, as well as stock options to purchase 1,000 shares of Common Stock annually. See "--Equity Incentive Plan." Directors of the Company are also reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacity as directors of the Company.

EXECUTIVE COMPENSATION

  The following table sets forth for 1996 the compensation of (i) the Company's chief executive officer and (ii) each executive officer of the Company whose total annual salary and bonus during 1996 exceeded $100,000.

                          SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION
                               ----------------------------------
                                                                   LONG-
                                                    OTHER ANNUAL    TERM   ALL OTHER
                          YEAR  SALARY    BONUS    COMPENSATION(1) AWARDS COMPENSATION
                          ---- -------- ---------- --------------  ------ ------------
J. L. Holloway..........  1996 $196,000 $1,626,687    $    --      $   --    $   --
 Chairman of the Board,
  Chief Executive
  Officer and President
  of the Company
Carl M. Crawford........  1996   70,540    333,668     84,213          --        --
 Executive Vice
  President of the
  Company
Ronald W. Schnoor.......  1996   93,400    157,889         --          --        --
 President of HAM Marine

--------
(1) Other annual compensation for Mr. Crawford consists of sales commissions.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Messrs. Holloway, Marler and Alford and HAM Marine has entered into employment agreements with Messrs. Crawford, Schnoor and Lowe. Pursuant to the terms of such agreements, the salaries of these persons in 1997 will be: Mr. Holloway, $350,000; Mr. Marler, $150,000; Mr. Schnoor, $138,000; Mr. Crawford, $120,000; Mr. Lowe,
$120,000; and Mr. Alford, $100,000.

  The employment agreements relating to Messrs. Holloway, Crawford and Schnoor were effective on January 1, 1997, have initial terms of one year and, unless earlier terminated pursuant to the terms thereof, continue thereafter on a year-to-year basis. Each of such agreements is terminable by the employer for "cause" upon ten days' written notice and without "cause" by either party upon thirty days' written notice. In the event an officer's employment is terminated by the employer without "cause," such officer will be entitled to receive a lump-sum severance payment at the effective time of termination equal to the base salary at the rate then in effect for a period of 30 days. In addition, the employment agreements restrict these individuals from competing with the Company for a period of 30 days from the date of termination.

  The Company has entered into an employment agreement with Mr. Marler, effective as of July 7, 1997, which agreement is terminable without cause by either party upon 30 days written notice. Pursuant to the agreement, Mr. Marler was granted options to purchase an aggregate of 100,000 shares of the Company's Common Stock, subject to a vesting schedule relating to the exercisability of such options, at a price of $2.50 per share. In the event of the termination of the agreement for any reason whatsoever, the agreement restricts Mr. Marler from competing with the Company for a period of two years from the date of such termination.

  HAM Marine has entered into an employment agreement with Mr. Lowe effective January 1, 1997, which agreement is terminable by HAM Marine at any time. In the event the agreement is terminated by HAM Marine for any reason, Mr. Lowe will receive a lump-sum severance payment of $60,000. Pursuant to the agreement, Mr. Lowe received shares of common stock in HAM Marine which will be exchanged for 76,820 shares of the Company's Common Stock pursuant to the Reorganization.

  The Company and HAM Marine entered into an employment agreement with Mr. Alford on May 21, 1997, which agreement is terminable by the Company at any time. Pursuant to the agreement, Mr. Alford received shares of common stock of HAM Marine which will be exchanged for 38,410 shares of the Company's Common Stock pursuant to the Reorganization. In addition, Mr. Alford was granted options to purchase additional shares of common stock of HAM Marine effective as of February 14, 1997 which, upon completion of the Reorganization, will be converted into options to purchase an aggregate of 38,410 shares of the Company's Common Stock, subject to a vesting schedule relating to the exercisability of such options, at a purchase price of $2.39 per share.

CASH BONUSES

  The Company's Board of Directors has approved the payment of bonuses to key employees of the Company for 1997 in an aggregate amount not to exceed five percent of the Company's EBITDA (defined as operating income plus depreciation, amortization and non-cash compensation expenses related to the issuance of stock and stock options to employees). The Board of Directors will determine the actual amount of the bonus pool, subject to the limitation described above, and the key employees who would be recipients of any such cash bonuses and the individual amount of the cash bonus for each such key employee following a determination of EBITDA for 1997.

RETIREMENT PLAN

  The Company has adopted a 401(k) plan for its employees. Employees are eligible to participate in the plan after one year of service with the Company, provided they work at least 1,000 hours during that first year. Under the plan, but subject to certain limitations imposed under the Internal Revenue Code, eligible employees are permitted to contribute up to 15% of compensation plus 100% of any cash bonus paid by the Company on a pre-tax basis. The plan provides for the Company to provide matching contributions of an amount equal to a percentage of employee contributions to be set by the Company, in its sole discretion, prior to the end of each calendar year. The Company is also permitted to make qualified non-elective and discretionary contributions in proportion to each eligible employee's compensation as a ratio of the aggregate compensation of all eligible employees. The amounts held under the plan are invested in investment funds maintained under the plan in accordance with the directions of each participant.

  All employees' contributions are immediately 100% vested. Contributions by the Company vest at a rate of 20% a year beginning with the second year after any such contribution. Upon attaining age 65, participants are automatically 100% vested, even with respect to Company contributions. Participants or their designated beneficiaries are entitled to payment of vested benefits upon termination of employment. On attaining age 65, participants are entitled to distribution of the full value of their benefits even if they continue to be employed by the Company. Such employees also have the option of deferring payment until April 1 following the year they attain the age of 70 1/2. In addition, hardship and other in-service distributions and loans to participants from the plan are available under certain circumstances and subject to certain conditions. The amount of benefits ultimately payable to a participant under the plan depends on the level of the participant's salary deferral contributions under the plan, the amount of Company discretionary and matching contributions made to the plan and the performance of the investment funds maintained under the plan in which participants are invested.

EQUITY INCENTIVE PLAN

  The Equity Incentive Plan was adopted by the Board of Directors of the Company and approved by the Company's stockholders in May 1997. The Equity Incentive Plan permits the granting of any or all of the following types of awards ("Awards"): stock appreciation rights, stock options, restricted stock, dividend equivalents, performance units, automatic director options, phantom shares, limited stock appreciation rights

("LSAR's"), bonus stock and cash tax rights. All officers and employees of, and any consultants to, the Company or any affiliate of the Company will be eligible for participation in all Awards under the Equity Incentive Plan other than director options with tandem LSAR's. The non-employee directors of the Company will only receive automatic grants of director options with tandem LSAR's.

   An aggregate of 1,150,000 shares of Common Stock have been authorized and reserved for issuance pursuant to the Equity Incentive Plan. As of the date of this Prospectus, options to purchase an aggregate of 484,910 shares of Common Stock have been granted under the Equity Incentive Plan, of which options to purchase an aggregate of 346,500 shares will have an exercise price equal to the initial public offering price for shares of Common Stock sold in this Offering, and options to purchase 138,410 shares have a weighted average exercise price of $2.07 per share. The Equity Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors. The Compensation Committee will select the participants who will receive Awards, determine the type and terms of Awards to be granted and interpret and administer the Equity Incentive Plan. No Awards may be granted under the Equity Incentive Plan after December 31, 2006.

CERTAIN TRANSACTIONS

  The Company has from time to time made loans to and paid expenditures on behalf of its stockholders. At March 31, 1997, outstanding loans to Messrs. Holloway, Crawford and Schnoor were approximately $139,000 in the aggregate. During 1996, Mr. Holloway made payments to the Company of $209,013 on amounts previously advanced.

  In October 1996, Mr. Holloway, the Chairman of the Board, Chief Executive Officer and President of the Company, and Carl M. Crawford, Executive Vice President of the Company, entered into personal guarantees of $5 million each to secure a credit facility of HAM Marine. In addition, as of December 31, 1996, Mr. Holloway guaranteed a note of HAM Marine to an unrelated party with a principal balance of $197,508. In March 1997, Mr. Holloway and Mr. Crawford entered into personal guarantees of $2.5 million each to secure the Credit Facility.

  In March 1997, HAM Marine made a distribution of property, including real estate previously held for investment, along with the related debt guaranteed by Mr. Holloway, and an airplane, to Messrs. Holloway, Crawford and Schnoor, which property, and related liability, was contributed by such stockholders into a newly formed company owned by Messrs. Holloway, Crawford and Schnoor. Subsequent to such distribution, the Company chartered the airplane from such company on a "when needed" basis at fair market charter rates through June 1997.

  At December 31, 1996, marketable securities owned by the Company with a market value of approximately $1.4 million were pledged as collateral for a loan from a bank to Mr. Holloway to finance a portion of the purchase price of certain assets of Friede Predecessor, which loan proceeds were, in turn, loaned by Mr. Holloway to Friede & Goldman. Friede & Goldman recorded a $1.4 million payable to Mr. Holloway in recognition of the loan. On March 31, 1997, the Company transferred the pledged marketable securities to Mr. Holloway in payment of the obligation.

  In July 1997, the Company purchased a crane from a company owned by Messrs. Holloway, Crawford and Schnoor. The Company paid the same price for such crane as such other company paid to acquire the crane from an unrelated party in April 1997.

  In July 1997, the Company entered into an agreement with a company owned by Mr. Holloway, Mr. Crawford and Mr. Schnoor pursuant to which the Company agreed to lease an airplane from such company for a monthly payment of $50,000 per month. In addition, the Company agreed to maintain the airplane in good working condition, to pay all operating expenses related to the airplane and to maintain insurance on the airplane. The agreement has a term of one year and renews automatically on an annual basis unless terminated by either party upon 30 days' written notice to the other party. The Company believes that the terms of such agreement are no less favorable than the Company could have received from an unrelated party.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock before and after giving effect to the Offering, by (i) all persons known to the Company to be the beneficial owner of more than 5% thereof, (ii) each director, (iii) each executive officer,
(iv) all executive officers and directors as a group and (v) each Selling Stockholder. The address of each such person is c/o Friede Goldman International Inc., 525 E. Capitol Street, Suite 402, Jackson, Mississippi 39201. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

                                     BENEFICIAL                  BENEFICIAL
                                   OWNERSHIP PRIOR             OWNERSHIP AFTER
                                   TO OFFERING(1)   NUMBER OF    OFFERING(1)
                                  -----------------  SHARES   -----------------
                                  NUMBER OF           BEING   NUMBER OF
                                   SHARES   PERCENT  OFFERED   SHARES   PERCENT
                                  --------- ------- --------- --------- -------
J. L. Holloway(2)................ 7,362,979  80.0%  1,615,750 5,747,229  48.5%
Carl M. Crawford................. 1,085,835  11.8%    299,400   786,435   6.6%
Richard L. Marler................        --    --          --        --    --
Ronald W. Schnoor................   362,481   3.9%     69,850   292,631   2.5%
James A. Lowe, III...............    76,820     *      20,000    56,820     *
John F. Alford...................    38,410     *      10,000    28,410     *
Bruce G. Malcolm.................        --    --          --        --    --
Jerome L. Goldman................        --    --          --        --    --
Raymond E. Mabus, Jr.............        --    --          --        --    --
Howell W. Todd...................        --    --          --        --    --
All executive officers and
 directors as a group (10
 persons)........................ 8,926,525  97.0%  2,015,000 6,911,525  58.3%

--------
* Less than one percent.

(1) Excludes shares of Common Stock issuable pursuant to stock options not exercisable within 60 days following the date of the Prospectus. See "Management--Equity Incentive Plan."
(2) Includes 1,920,500 shares of Common Stock owned by a limited partnership of which Mr. Holloway is a general partner.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. Immediately prior to the closing of the Offering, there were 9,200,000 shares of Common Stock outstanding which were held of record by five stockholders, and no shares of Preferred Stock outstanding. After the closing of the Offering, 11,850,000 shares of Common Stock will be issued and outstanding, assuming no exercise of the Underwriters' over-allotment option, and 1,150,000 shares of Common Stock will be reserved for issuance pursuant to the Equity Incentive Plan. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Charter and Bylaws, which have been filed as exhibits to the Company's registration statement, of which this Prospectus is a part, and applicable law.

COMMON STOCK

  VOTING RIGHTS. Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders, including the election of directors. There is no cumulative voting. After the Offering, the current officers and directors of the Company will hold approximately 58.3% of the issued and outstanding Common Stock (55.1% if the Underwriters' over-allotment option is exercised in full) and will hold the voting power to determine the outcome of all matters upon which a majority vote of the stockholders of the Company is required for approval. The Charter prohibits the taking of any action by written stockholder consent in lieu of a meeting.

  DIVIDENDS. The holders of Common Stock are entitled to receive dividends if, as and when such dividends are declared by the Board of Directors of the Company out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any.

  LIQUIDATION OR DISSOLUTION. Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock.

  OTHER PROVISIONS. The Common Stock carries no conversion or preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in the Offering when issued will be, duly authorized, validly issued, fully paid and nonassessable.

  TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

  LISTING. The Common Stock has been approved for quotation on the NASDAQ National Market, subject to official notice of issuance, under the trading symbol "FGII."

PREFERRED STOCK

  The Board of Directors of the Company is authorized, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, to determine the number of shares of each series, to fix the rights, powers, preferences and privileges of each series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of each such series. Among the specific matters that may be determined by the board of directors are: the annual rate of dividends; the redemption price, if any; the terms of a sinking or purchase fund, if any; the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company; conversion rights, if any; and voting powers, if any. Depending upon the terms of the Preferred Stock established by the Board of Directors, any or all series of Preferred Stock could have preferences over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. The Company has no current plans to issue any shares of Preferred Stock of any class or series.

  One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Charter grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued that would entitle holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the rights of holders of, or the market price of, the Common Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS AND DELAWARE LAW

  Certain provisions of the Charter and Bylaws are intended to enhance the likelihood of continuity and stability in the Board of Directors of the Company and in its policies, but might have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. Set forth below is a summary description of such provisions:

  NUMBER OF DIRECTORS; FILLING VACANCIES; REMOVAL. The Charter provides that the number of directors constituting the Company's Board of Directors shall be fixed by the Board of Directors, but shall not be less than three nor more than 15. The Charter further provides that the directors shall be divided into three classes, each class serving staggered three-year terms. The Board of Directors of the Company, acting by a majority of the directors then in office, may fill any vacancy or newly created directorship.

  ADVANCE NOTICE OF INTENTION TO NOMINATE A DIRECTOR. The Charter and Bylaws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder's intent to make a nomination has been given to the Secretary of the Company not less than 60 days or more than 90 days prior to the anniversary of the annual meeting held for the immediately preceding year (subject to certain adjustments if the annual meeting date is changed by more than 30 days from the date of the prior annual meeting) or, in the case of a special meeting at which directors are to be elected, not less than 40 days notice or prior public disclosure of the date of the meeting is given, in which case notice by the stockholder must be received on the 10th day after notice of the meeting or prior public disclosure of the date of the meeting was given. This provision also requires that the stockholder's notice set forth, among other things, a description of all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), had the nominee been nominated by the Board of Directors of the Company. Any nomination that fails to comply with these requirements may be disqualified.

  STOCKHOLDERS' RIGHT TO CALL SPECIAL MEETING. The Bylaws provide that a special stockholders' meeting may not be called by stockholders.

  REMOVAL OF DIRECTORS; FILLING VACANCIES ON BOARD OF DIRECTORS. The Bylaws provide that any director or the entire Board may be removed at any time for cause by a vote of the holders of not less than a majority of the shares of the Company entitled to vote in the election of directors. The Bylaws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of a majority of the remaining directors.

  ADOPTION AND AMENDMENT OF BYLAWS. The Bylaws provide that they may be amended or repealed by either a majority vote of the Board of Directors or the holders of at least 80% of the total voting power of all shares of stock of the Company entitled to vote in the election of directors voting as one class. Any provisions amended or repealed by the stockholders may be re-amended or re-adopted by the Board of Directors.

  AMENDMENT OF CERTAIN PROVISIONS OF THE ARTICLES; OTHER CORPORATE ACTION. Under Delaware law, unless a corporation's articles of incorporation specify otherwise, a corporation's articles of incorporation may be amended by the affirmative vote of the holders of a majority of the voting power of each class of stock entitled to vote thereon. The Charter requires the affirmative vote of not less than 80% of the total voting power of the Company to amend, alter or repeal certain provisions of the Company's Charter with respect to
(i) the classification, filling of vacancies and removal of the Board of Directors, (ii) amendments to the Bylaws, (iii) the application of certain anti-takeover provisions of Delaware law to which the Company is currently subject, (iv) changes to stockholder vote requirements, (v) limitation of liability of directors and (vi) requirements for special meetings called by stockholders.

  ANTI-TAKEOVER PROVISIONS. Delaware law permits a corporation's board of directors to adopt certain anti-takeover measures in response to proposals to acquire the corporation, its assets or its outstanding capital stock. Measures to be adopted could include a stockholder rights plan or bylaw provisions requiring supermajority stockholder approval of acquisition proposals.

  LIMITATION ON PERSONAL LIABILITY OF DIRECTORS. Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

  The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters.

  INDEMNIFICATION ARRANGEMENTS. The Charter and Bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, the directors and officers of the Company shall be indemnified and shall be advanced expenses in connection with actual or threatened proceedings and claims arising out of their status as such. The Company has entered into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

  NO ACTION BY WRITTEN CONSENT. The Charter prohibits the taking of any action by written stockholder consent in lieu of a meeting. Such provisions may not be amended or repealed without the affirmative vote of the holders of at least 80% of the capital stock of the Company entitled to vote on such matters.

STATUTORY BUSINESS COMBINATION PROVISION

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans), or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its charter or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or charter amendment shall not become effective until 12 months after the date it is adopted. The Company has not adopted such a charter or bylaw amendment.

REGISTRATION RIGHTS

  Pursuant to the terms of a Registration Rights Agreement among the Company and all of its current stockholders (the "Registration Agreement"), the Company has provided such stockholders with certain registration rights, including three demand registration rights and certain "piggy-back" registration rights, with respect to Common Stock owned by such stockholders. The Company's obligation is subject to certain limitations relating to a minimum amount of Common Stock required for registration, the timing of registration and other similar matters. For example, the Company will not be obligated to register the Common Stock when, in the good faith judgment of its Board of Directors, such registration would materially adversely affect a pending or proposed public offering of the Company's securities, provided that such delay may not extend for more than 180 days. The Company will indemnify such stockholders for certain liabilities in connection with any such offering, other than liabilities resulting or arising from untrue statements or omissions made in conformity with information furnished to the Company in writing by any such stockholder. The Company is obligated to pay all expenses incidental to any such registration, excluding underwriters' discounts and commissions and certain legal fees and expenses of such stockholders.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The market price of the Common Stock could be adversely affected by the sale of substantial amounts of Common Stock in the public market. Immediately prior to the closing of the Offering, 9,200,000 shares of Common Stock were issued and outstanding. All of the 4,665,000 shares sold in the Offering, except for shares acquired by affiliates of the Company, will be freely tradeable.

  None of the 9,200,000 shares outstanding immediately prior to the closing of the Offering was issued in a transaction registered under the Securities Act, and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration, including the exemption contained in Rule 144 under the Securities Act.

  In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned his or her shares for at least one year, or a person who may be deemed an "affiliate" of the Company who has beneficially owned shares for at least one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time for 90 days preceding a sale and who has beneficially owned his shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information about the Company.

  The Company has authorized the issuance of 1,150,000 shares of its Common Stock in accordance with the terms of the Equity Incentive Plan. Options to purchase an aggregate of 484,910 shares of Common Stock have been granted as of the date of this Prospectus to employees, officers and directors of the Company. See "Management--Equity Incentive Plan." The Company intends to file a registration statement on Form S-8 under the Securities Act registering the issuance of shares upon exercise of options granted under the Equity Incentive Plan. As a result, such shares will be eligible for resale in the public market.

  For limitations on the ability of the Company, the Selling Stockholders and the directors and executive officers of the Company to sell shares of Common Stock during the period of 180 days from the date of this Prospectus, see "Underwriting."

  Prior to this Offering, there has been no established trading market for the Common Stock, and no predictions can be made as to the effect that sales of Common Stock under Rule 144, pursuant to a registration statement, or otherwise, or the availability of shares of Common Stock for sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price. Such sales may also make it more difficult for the Company to issue or sell equity securities or equity-related securities in the future at a time and price that it deems appropriate. See "Risk Factors--Shares Eligible for Future Sale."

  Certain officers, directors and stockholders, whose holdings immediately following the closing of this Offering will aggregate 6,911,525 shares of Common Stock, are entitled to certain rights with respect to the registration of their shares of Common Stock under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, such stockholders are entitled to notice of such registration and are entitled to include, at the Company's expense, all or a portion of their shares therein, subject to certain conditions.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Stockholders have severally agreed to sell to the underwriters named below (the "Underwriters"), for whom Jefferies & Company, Inc. ("Jefferies"), Bear, Stearns & Co. Inc. and Johnson Rice & Company L.L.C. are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase, the number of shares of Common Stock set forth opposite their respective names in the table below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
          UNDERWRITERS                                                  SHARES
          ------------                                                 ---------
      Jefferies & Company, Inc........................................
      Bear, Stearns & Co. Inc.........................................
      Johnson Rice & Company L.L.C....................................
                                                                       ---------
        Total......................................................... 4,665,000
                                                                       =========

  The Underwriting Agreement provides that the obligation of the Underwriters to purchase the shares of Common Stock offered hereby is subject to certain conditions. The Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any are purchased.

  The Underwriters propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $        per share.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of $        per share to certain other dealers. After the initial
public offering of Common Stock, the public offering price, concession to selected dealers and reallowance to other dealers may be changed by the Representatives.

  The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 699,750 additional shares of Common Stock at the initial public offering price, less the underwriting discount. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the shares of Common Stock offered by this Prospectus. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to such Underwriters' initial commitment as indicated in the preceding table.

  The Company, the Selling Stockholders and the directors and executive officers of the Company have agreed not to offer for sale, sell or otherwise dispose of any shares of Common Stock or options, rights or warrants to acquire any Common Stock, or any securities convertible into or exchangeable for Common Stock, for a period of 180 days from the date of this Prospectus, without the prior written consent of Jefferies.

  The Representatives have informed the Company that they do not expect the Underwriters to confirm sales of shares of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

  Prior to the Offering, there has been no public trading market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained upon the completion of the Offering. The initial public offering price of the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the Representatives. The material factors considered in determining such public offering price will be the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the Company's past and present operations, the Company's past and present earnings and the trend of its earnings, the general condition of the securities markets at the time of the Offering and the price-earnings ratio and market prices of publicly traded securities of companies that the Company and the Representatives believe to be comparable to the Company.

  In order to facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, the Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer in distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed shares of Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Common Stock being offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas, for the Selling Stockholders by Watkins & Eager PLLC, Jackson, Mississippi and for the Underwriters by Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS

  The audited balance sheet of the Company, the audited financial statements of the Predecessors to Friede Goldman International Inc. and the audited statement of operations of Friede & Goldman, Ltd. included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is included as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at

Citicorp Center, 500 West Madison Street, Room 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1300, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  The Company intends to furnish its stockholders with annual reports containing audited financial statements examined by an independent public accounting firm for each fiscal year.

                       FRIEDE GOLDMAN INTERNATIONAL INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Financial Statements of the Predecessors to Friede Goldman International
 Inc.:
  Report of Independent Public Accountants................................  F-2
  Balance Sheets as of December 31, 1995 and 1996 and March 31, 1997
   (unaudited)............................................................  F-3
  Statements of Operations For the Years Ended December 31, 1994, 1995 and
   1996, and the Three Months ended March 31, 1996 and 1997 (unaudited)...  F-4
  Statements of Stockholders' Equity For the Years Ended December 31,
   1994, 1995 and 1996 and the Three Months Ended March 31, 1997
   (unaudited)............................................................  F-5
  Statements of Cash Flows For the Years Ended December 31, 1994, 1995 and
   1996 and the Three Months Ended March 31, 1996 and 1997 (unaudited)....  F-6
  Notes to Financial Statements...........................................  F-8
Financial Statements of Friede & Goldman, Ltd.:
  Report of Independent Public Accountants................................ F-22
  Statement of Income For the Eleven Months Ended November 30, 1996....... F-23
  Notes to Statement of Income............................................ F-24
Financial Statements of Friede Goldman International Inc.:
  Report of Independent Public Accountants................................ F-26
  Balance Sheet as of April 21, 1997...................................... F-27
  Notes to Balance Sheet.................................................. F-28
Pro Forma Statement of Operations (unaudited):
  Pro Forma Statement of Operations For the Year Ended December 31, 1996.. F-30
  Notes to Pro Forma Statement of Operations.............................. F-31

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Friede Goldman International Inc.:

  We have audited the accompanying balance sheet of the principal predecessor to Friede Goldman International Inc., a Delaware corporation (the "Company"), as of December 31, 1995 and the accompanying combined balance sheet of its predecessors as of December 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1996. The financial statements as of December 31, 1996, and for the year then ended have been restated. See Notes 1 and 2. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the principal predecessor of Friede Goldman International Inc. as of December 31, 1995 and the combined financial position of its predecessors as of December 31, 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Jackson, Mississippi,
July 10, 1997.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                            BALANCE SHEETS (NOTE 1)

                                      DECEMBER 31,                     PRO FORMA
                                 ------------------------  MARCH 31,   MARCH 31,
                                    1995         1996        1997        1997
                                 -----------  ----------- ----------- -----------
             ASSETS
             ------                                       (UNAUDITED) (UNAUDITED)
 Current assets:
   Cash and cash equivalents...  $ 1,207,206  $ 1,509,876 $ 2,095,555 $   715,081
   Restricted certificates of
    deposit....................    4,456,267    4,651,964   1,107,030   1,107,030
   Marketable securities, at
    fair market value..........    2,040,001    6,618,766   4,780,950          --
   Accounts receivable.........    1,035,057    4,869,576  11,726,569  11,726,569
   Inventory and stockpiled
    materials..................           --      577,904     753,181     753,181
   Investment in sales-type
    lease, current portion.....      381,352      457,710     394,249     394,249
   Costs and estimated earnings
    in excess of billings on
    uncompleted contracts......           --      284,052   1,101,142   1,101,142
   Prepaid expenses............       49,346      644,482   1,187,452   1,187,452
                                 -----------  ----------- ----------- -----------
     Total current assets......    9,169,229   19,614,330  23,146,128  16,984,704
 Property, plant and equipment,
  net of accumulated
  depreciation.................    4,078,961    5,546,399   6,043,349   6,043,349
 Investment in sales-type
  lease, less current portion..    1,628,915    1,171,205   1,049,477   1,049,477
 Intangibles and other assets..      103,182    1,250,121   1,216,620   1,216,620
                                 -----------  ----------- ----------- -----------
     Total assets..............  $14,980,287  $27,582,055 $31,455,574 $25,294,150
                                 ===========  =========== =========== ===========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
 -----------------------------
 Current liabilities:
   Short-term debt, including
    current portion of long-
    term debt..................  $ 5,752,603  $10,235,349 $ 7,506,482 $ 9,321,165
   Advance from stockholder....           --    1,400,000          --          --
   Accounts payable, trade.....      396,314    3,075,216   5,794,552   5,794,552
   Accrued expenses............      305,949      537,786     590,215     590,215
   Billings in excess of costs
    and estimated earnings on
    uncompleted contracts......           --    3,262,168   6,868,230   6,868,230
                                 -----------  ----------- ----------- -----------
     Total current liabilities.    6,454,866   18,510,519  20,759,479  22,574,162
 Long-term debt, less current
  maturities...................    3,270,173    2,852,649   1,978,806   1,978,806
                                 -----------  ----------- ----------- -----------
     Total liabilities.........    9,725,039   21,363,168  22,738,285  24,552,968
                                 -----------  ----------- ----------- -----------
 Commitments and contingencies
 Stockholders' equity:
   Preferred stock, $0.01 par
    value; 2,000 shares
    authorized, none
    outstanding................           --           --          --          --
   Common stock, $0.01 par
    value; 1,000 shares
    authorized, 501.25 shares
    issued and outstanding at
    December 31, 1995 and 1996
    ...........................        5,013        5,013       5,013       5,013
   Additional paid-in capital..      876,554    2,056,554   2,531,554     736,169
   Retained earnings...........    4,531,924    2,548,649   5,276,111          --
   Unrealized gain (loss) on
    marketable securities......     (158,243)   1,608,671     904,611          --
                                 -----------  ----------- ----------- -----------
     Total stockholders'
      equity...................    5,255,248    6,218,887   8,717,289     741,182
                                 -----------  ----------- ----------- -----------
     Total liabilities and
      stockholders' equity.....  $14,980,287  $27,582,055 $31,455,574 $25,294,150
                                 ===========  =========== =========== ===========

   The accompanying notes are an integral part of these financial statements.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                       STATEMENTS OF OPERATIONS (NOTE 1)

                                                                   THREE MONTHS ENDED
                           FOR THE YEARS ENDED DECEMBER 31,            MARCH 31,
                          -------------------------------------  -----------------------
                             1994         1995         1996         1996        1997
                          -----------  -----------  -----------  ----------  -----------
                                                                      (UNAUDITED)
Revenue.................  $23,890,885  $19,864,895  $21,758,715  $2,964,895  $18,654,636
Cost of revenue.........   18,063,371   13,509,781   15,768,980   2,426,160   12,799,897
                          -----------  -----------  -----------  ----------  -----------
  Gross profit..........    5,827,514    6,355,114    5,989,735     538,735    5,854,739
Selling, general and
 administrative
 expenses...............    2,202,569    3,861,564    6,673,371     942,297    2,622,481
                          -----------  -----------  -----------  ----------  -----------
  Operating income
   (loss)...............    3,624,945    2,493,550     (683,636)   (403,562)   3,232,258
                          -----------  -----------  -----------  ----------  -----------
Other income (expense):
  Interest expense......     (369,819)    (650,171)    (891,458)   (199,832)    (201,360)
  Interest income.......       24,019      452,882      443,317     116,786       81,527
  Gain on sale or
   distribution of
   assets...............      807,611    1,868,885      348,793     230,029    1,378,842
  Litigation settlement.           --      750,000    3,466,635   3,466,635           --
  Other.................       22,973        5,760      104,487     (26,663)      66,249
                          -----------  -----------  -----------  ----------  -----------
    Total other income..      484,784    2,427,356    3,471,774   3,586,955    1,325,258
                          -----------  -----------  -----------  ----------  -----------
    Net income..........  $ 4,109,729  $ 4,920,906  $ 2,788,138  $3,183,393  $ 4,557,516
                          ===========  ===========  ===========  ==========  ===========
Unaudited pro forma data
 (Note 2):
  Net income, reported
   above................  $ 4,109,729  $ 4,920,906  $ 2,788,138  $3,183,393  $ 4,557,516
  Pro forma provision
   for income taxes
   related to operations
   as
   S Corporation........    1,521,000    1,821,000    1,032,000   1,178,000    1,685,000
                          -----------  -----------  -----------  ----------  -----------
  Pro forma net income..  $ 2,588,729  $ 3,099,906  $ 1,756,138  $2,005,393  $ 2,872,516
                          ===========  ===========  ===========  ==========  ===========
Unaudited pro forma per
 share data (Note 1):
  Weighted average
   shares outstanding...                              9,667,880                9,454,266
                                                    ===========              ===========
  Pro forma net income
   per share............                            $      0.18              $      0.30
                                                    ===========              ===========

   The accompanying notes are an integral part of these financial statements.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (NOTE 1)

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                   AND THE THREE MONTHS ENDED MARCH 31, 1997

                                                                             UNREALIZED
                          COMMON STOCK                                          GAIN
                          $10 PAR VALUE   ADDITIONAL                         (LOSS) ON       TOTAL
                          --------------   PAID-IN     RETAINED   TREASURY   MARKETABLE  STOCKHOLDERS'
                          NUMBER  AMOUNT   CAPITAL     EARNINGS     STOCK    SECURITIES     EQUITY
                          ------  ------  ----------  ----------  ---------  ----------  -------------
Balance, December 31,
 1993...................  500.00  $5,000  $1,211,812  $  986,303  $(222,870) $      --    $1,980,245
  Retirement of treasury
   stock................  (18.75)   (187)   (222,683)         --    222,870         --            --
  Merger with Gulf Boat,
   Inc..................      --      --    (194,562)         --         --         --      (194,562)
  Distributions to
   stockholders.........      --      --          --  (3,258,877)        --         --    (3,258,877)
  Issuance of stock as
   compensation.........   20.00     200      81,987          --         --         --        82,187
  Unrealized loss on
   marketable
   securities...........      --      --          --          --         --    (37,467)      (37,467)
  Net income............      --      --          --   4,109,729         --         --     4,109,729
                          ------  ------  ----------  ----------  ---------  ---------    ----------
Balance, December 31,
 1994...................  501.25   5,013     876,554   1,837,155         --    (37,467)    2,681,255
  Distributions to
   stockholders.........      --      --          --  (2,226,137)        --         --    (2,226,137)
  Unrealized loss on
   marketable
   securities...........      --      --          --          --         --   (120,776)     (120,776)
  Net income............      --      --          --   4,920,906         --         --     4,920,906
                          ------  ------  ----------  ----------  ---------  ---------    ----------
Balance, December 31,
 1995...................  501.25   5,013     876,554   4,531,924         --   (158,243)    5,255,248
  Distributions to
   stockholders.........      --      --          --  (4,771,413)        --         --    (4,771,413)
  Capital contribution
   from stockholders....      --      --     100,000          --         --         --       100,000
  Stock granted to
   employees as
   compensation.........      --      --   1,080,000          --         --         --     1,080,000
  Unrealized gain on
   marketable
   securities...........      --      --          --          --         --  1,766,914     1,766,914
  Net income............      --      --          --   2,788,138         --         --     2,788,138
                          ------  ------  ----------  ----------  ---------  ---------    ----------
Balance, December 31,
 1996...................  501.25   5,013   2,056,554   2,548,649         --  1,608,671     6,218,887
  Distributions to
   stockholders.........      --      --          --  (1,830,054)        --         --    (1,830,054)
  Stock granted to
   employees as
   compensation.........      --      --     475,000          --         --         --       475,000
  Unrealized loss on
   marketable
   securities...........      --      --          --          --         --   (704,060)     (704,060)
  Net income............      --      --          --   4,557,516         --         --     4,557,516
                          ------  ------  ----------  ----------  ---------  ---------    ----------
Balance, March 31, 1997.  501.25  $5,013  $2,531,554  $5,276,111  $      --  $ 904,611    $8,717,289
                          ======  ======  ==========  ==========  =========  =========    ==========

   The accompanying notes are an integral part of these financial statements.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                       STATEMENTS OF CASH FLOWS (NOTE 1)

                                                                 THREE MONTHS ENDED
                         FOR THE YEARS ENDED DECEMBER 31,             MARCH 31,
                        -------------------------------------  ------------------------
                           1994         1995         1996         1996         1997
                        -----------  -----------  -----------  -----------  -----------
                                                                     (UNAUDITED)
Cash flows from
 operating activities:
 Net income............ $ 4,109,729  $ 4,920,906  $ 2,788,138  $ 3,183,393  $ 4,557,516
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
  Depreciation and
   amortization........     347,190      425,445      695,551      173,903      215,080
  Compensation expense
   related to stock
   issued to employees.      82,187           --    1,080,000           --      475,000
  (Gain) loss on sale
   of assets...........    (807,611)  (1,868,885)    (348,793)      21,869   (1,430,969)
  Net increase
   (decrease) in
   billings related to
   costs and estimated
   earnings on
   uncompleted
   contracts...........    (534,891)     856,622    2,978,116           --    2,788,972
  Other................      (8,455)     (21,119)          --           --           --
  Net effect of changes
   in assets and
   liabilities:
    Restricted
     certificates of
     deposit...........  (1,004,940)  (3,451,327)    (195,697)     (23,306)   3,544,934
    Accounts
     receivable........   1,081,483     (402,360)  (3,834,519)  (2,928,210)  (7,022,369)
    Inventory and
     stockpiled
     materials.........          --           --     (571,000)          --     (175,277)
    Prepaid expenses
     and other assets..      11,072       41,338     (464,966)      26,921     (509,469)
    Accounts payable
     and accrued
     expenses..........    (181,704)    (231,444)   2,747,893      637,180    2,908,805
                        -----------  -----------  -----------  -----------  -----------
     Net cash provided
      by operating
      activities.......   3,094,060      269,176    4,874,723    1,091,750    5,352,223
                        -----------  -----------  -----------  -----------  -----------
Cash flows from
 investing activities:
 Capital expenditures
  for plant and
  equipment............  (1,149,725)  (2,669,855)  (2,356,999)  (1,596,430)  (1,357,942)
 Cash received upon
  acquisition..........          --           --      163,020           --           --
 Proceeds from sale of
  property, plant and
  equipment............   3,309,296    1,431,770      578,521      279,641      395,521
 Development costs of
  land held for resale.    (148,373)          --           --           --           --
 Payments received on
  sales-type lease.....          --      317,733      381,352      100,577      185,189
 Release of (investment
  in) long-term
  restricted cash......    (569,731)     569,731           --           --           --
 Investment in
  marketable
  securities...........  (1,115,717)  (2,058,910)  (2,631,756)  (1,011,978)          --
 Cash received in
  merger with Gulf
  Boat, Inc............      83,920           --           --           --           --
                        -----------  -----------  -----------  -----------  -----------
     Net cash provided
      by (used in)
      investing
      activities.......     409,670   (2,409,531)  (3,865,862)  (2,228,190)    (777,232)
                        -----------  -----------  -----------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                     STATEMENTS OF CASH FLOWS--(CONTINUED)

                                                               THREE MONTHS ENDED
                         FOR THE YEARS ENDED DECEMBER 31,          MARCH 31,
                         ----------------------------------  -----------------------
                            1994        1995        1996        1996        1997
                         ----------  ----------  ----------  ----------  -----------
                                                                  (UNAUDITED)
Cash flows from
 financing activities:
  Net borrowings
   (repayments) under
   lines of credit...... $  (93,812) $3,924,059  $3,822,030  $1,141,526  $(2,227,960)
  Proceeds from
   borrowings under debt
   facilities...........    943,741   6,188,196   1,736,109     588,978      290,212
  Repayments on
   borrowings under debt
   facilities...........   (713,598) (5,304,775) (1,492,917)         --   (1,664,962)
  Distributions to
   shareholders......... (3,258,877) (2,226,137) (4,771,413)   (851,276)    (386,602)
                         ----------  ----------  ----------  ----------  -----------
Net cash provided by
 (used in) financing
 activities............. (3,122,546)  2,581,343    (706,191)    879,228   (3,989,312)
                         ----------  ----------  ----------  ----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents............    381,184     440,988     302,670    (257,212)     585,679
Cash and cash
 equivalents at
 beginning of year......    385,034     766,218   1,207,206   1,207,206    1,509,876
                         ----------  ----------  ----------  ----------  -----------
Cash and cash
 equivalents at end of
 year................... $  766,218  $1,207,206  $1,509,876  $  949,994  $ 2,095,555
                         ==========  ==========  ==========  ==========  ===========
Supplemental disclosure
 of cash flow
 information--Cash paid
 during the period for
 interest............... $  369,468  $  621,387  $  751,522  $  167,412  $   204,278
                         ==========  ==========  ==========  ==========  ===========
  Issuance of common
   stock as
   compensation......... $   81,987  $       --  $1,080,000  $       --  $   475,000
                         ==========  ==========  ==========  ==========  ===========
  Non-cash distributions
   to stockholders...... $       --  $       --  $       --  $       --  $ 1,641,000
                         ==========  ==========  ==========  ==========  ===========
  Assumption of note
   payable by
   stockholder.......... $       --  $       --  $       --  $       --  $   198,000
                         ==========  ==========  ==========  ==========  ===========
  Distribution of
   marketable securities
   to stockholder to
   satisfy note payable. $       --  $       --  $       --  $       --  $ 1,400,000
                         ==========  ==========  ==========  ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                         NOTES TO FINANCIAL STATEMENTS

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)
1. ORGANIZATION AND NATURE OF BUSINESS:

  The principal predecessor to Friede Goldman International Inc. (the "Company"), HAM Marine, Inc. ("HAM"), was formed in 1982 under the laws of the State of Mississippi. HAM's primary business is to provide conversion, retrofit and repair services for offshore drilling rigs. HAM's primary customers are offshore drilling contractors who utilize the Company's services in connection with the conversion and modification of existing drilling rigs in order to increase their technical capabilities or to improve their efficiency. As of March 31, 1997, substantially all of HAM's services were conducted at a deepwater dock facility on land leased from the Port Authority in Pascagoula, Mississippi.

 Acquisition of Friede & Goldman, Ltd.

  On December 2, 1996, a company related to HAM through identical equity ownership, J.L. Holloway Holdings, Inc. ("Holdings"), purchased certain assets and rights, including the rights to the trade name "Friede & Goldman" from an unrelated third party ("Mr. Goldman"). Simultaneously with the closing of the purchase, Holdings changed its name to Friede & Goldman, Ltd. ("Friede & Goldman"). Prior to Holdings' purchase of assets and rights, Holdings had no material assets, liabilities or operations. These transactions are accounted for under the purchase method of accounting by the Company in the accompanying financial statements. The operations of Friede & Goldman for the period from December 2, 1996 to December 31, 1996, which were immaterial, are included in the accompanying financial statements. For the eleven months ended November 30, 1996, revenues, gross profit and net income generated by the seller were $3.7 million, $1.1 million and $0.6 million, respectively.

  Assets acquired included property and equipment with a value of approximately $216,000, and designs and patents which, at December 31, 1996, had a carrying value of approximately $1,246,000.

  In addition to the cash consideration paid by Friede & Goldman to Mr. Goldman, the Purchase Agreement requires Friede & Goldman, until December 2006, to pay Mr. Goldman certain licensing and design fees received by Friede & Goldman from the designs of new-build independent leg jackups and semisubmersible drilling rigs as well as a percentage of all amounts collected from sales of a patented rack chock system designed by Friede Predecessor, a system which improves the strength of the connection between the legs and the hull of a jackup drilling rig. Friede & Goldman is also required to make payments to Mr. Goldman in the event that future sales of designs purchased from Friede Predecessor and new designs developed by Friede & Goldman constitute 20% or less of all new-build independent leg jackup and semisubmersible drilling rigs for which construction has begun by domestic drillers (other than any domestic driller that builds rigs for its own use with its own shipyard) during any consecutive three-year period prior to the end of the year 2006, with the first three-year period commencing at the time construction begins with respect to a new-build drilling rig. In such an event, Friede & Goldman is required to pay Mr. Goldman $300,000 (subject to adjustment for inflation and certain maximum amounts) for each drilling unit design sale by which Friede & Goldman is short of the 20% threshold for any such three-year period, subject to a maximum of $1 million for any such three-year period (the "Market Share Payment"). In the event that Friede & Goldman fails to make any of the payments described on a timely basis, Friede Predecessor has the right to require that all of the assets purchased from Friede Predecessor (other than the name "Friede Goldman" and derivatives thereof) be returned to Friede Predecessor and the right to terminate the consulting and non-compete provisions of the Purchase Agreement. The payments to Mr. Goldman by the Company attributable to license and design fees or sales will be charged to costs of revenue in connection with the related contracts. Any amounts paid by the Company to Mr. Goldman attributable to the Market Share Payment will be charged to expense in the period in which it becomes known that such a payment will be required.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

  Friede & Goldman's primary business is the design of offshore drilling and production units, including jackups, semisubmersibles, drillships and floating production, storage and offloading vessels, for new construction and with respect to upgrade and modification projects. Friede & Goldman's offices are located in New Orleans, Louisiana.

 Reorganization

  The Company was incorporated under the laws of the State of Delaware in February 1997. In anticipation of the Company's proposed initial public offering of its common stock (see Note 14), the stockholders of HAM and Friede & Goldman will contribute all of their ownership in HAM and Friede & Goldman to the Company in exchange for shares of common stock in the Company; and HAM and Friede & Goldman will become wholly-owned subsidiaries of the Company (the "Reorganization"). Because HAM and Friede & Goldman are owned in substantially identical proportions, the number of shares of common stock of the Company received by each of the stockholders of HAM and Freide & Goldman in the Reorganization will be determined based on each stockholder's percentage of ownership of HAM shares. The Reorganization will be accounted for as a reorganization of entities under common control. Accordingly, the accompanying financial statements include the accounts of HAM for all dates and periods presented and of Friede & Goldman for the period since December 2, 1996. All significant intercompany accounts and transactions have been eliminated. The financial statements have been restated from those previously reported to reflect a change in selling, general and administrative expenses related to stock issued to employees. See Note 2. References to the "Company" included herein include HAM and Friede & Goldman, which are also sometimes collectively referred to as "the Predecessors".

  The Company's certificate of incorporation established authority to issue 1,000 shares of $0.01 par value preferred stock and 2,000 shares of $0.01 par value common stock. Preferred stock may be issued in one or more series and in such amounts as may be determined by the Company's board of directors. The voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions, if any, of each preferred stock issue shall be fixed by resolution of the board of directors providing for the issue. All shares of common stock of the Company shall be identical, and, except as otherwise provided in a resolution of the board of directors with respect to preferred stock, the holders of common stock shall exclusively possess all voting power with each share of common stock having one vote.

 Unaudited Pro Forma March 31, 1997 Balance Sheet Data

  Between March 31 and June 30, 1997, one of the Predecessors made cash distributions to its stockholders of approximately $1.4 million, primarily to provide the stockholders with cash to meet income tax obligations on earnings of such Predecessor prior to 1997. In addition, in contemplation of the proposed initial public offering, one of the Predecessors plans to distribute to its stockholders marketable securities with a fair value of approximately $4.8 million, together with related margin account debt of approximately $2.7 million (See Notes 3 and 6). Further, one of the Predecessors plans to distribute approximately $4.5 million to its stockholders representing the stockholders' estimated income tax obligations on the earnings of the Predecessor during 1997 through the date of termination of its S Corporation status. The $4.5 million distribution is expected to be funded through borrowings under the Company's existing revolving credit facility (See Note
6). Such borrowings are expected to be repaid with a portion of the proceeds from the initial public offering. The unaudited pro forma balance sheet data as of March 31, 1997, reflect the impact on cash, marketable securities, short term debt and stockholders' equity of the distributions discussed above as if they had occurred as of that date, excluding, however, the anticipated proceeds from the initial public offering. The unaudited pro forma balance sheet data should not be considered indicative of actual balance sheet data subsequent to such distributions.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

 Unaudited Pro Forma Earnings Per Share

  In May 1997, in conjunction with the Company's plan to undertake an initial public offering of its common stock (see Note 14), the Company authorized an increase in the amount of authorized shares to 5,000,000 shares of $0.01 par value preferred stock and 25,000,000 shares of $0.01 par value common stock. Effective prior to the public offering, the Company anticipates issuing, pursuant to a stock exchange agreement, 9,200,000 shares of the Company's common stock to the stockholders of HAM and Friede & Goldman as described above. Therefore, for the pro forma per share data included in the statement of operations, the weighted average number of common shares outstanding includes 9,200,000 shares for all periods presented. As discussed above, one of the Predecessors has made or expects to make significant distributions to its stockholders in contemplation of and in connection with the proposed initial public offering. Such distributions exceed the earnings of the Predecessor for the year ended December 31, 1996, and the twelve months ended March 31, 1997. Accordingly, for purposes of the calculation of pro forma earnings per share for the year ended December 31, 1996 and the three months ended March 31, 1997, the weighted average number of shares outstanding has been increased by the number of shares of common stock whose proceeds from the initial public offering would be necessary to pay the amount by which such distributions exceed earnings for the prior twelve month period. Because a portion of the expected distributions represents amounts attributable to operating results subsequent to March 31, 1997, pro forma earnings per share should not be considered indicative of actual earnings per share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Revenue Recognition

  The Company records revenue on contracts on the percentage-of-completion method. Contract revenue is earned based upon the percentage that incurred costs to date, excluding the costs of any purchased but uninstalled materials, bear to total estimated costs, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. As contracts extend over one or more years, revisions in costs and earnings estimates during the course of the work are reflected in the accounting period in which the facts which require the revisions become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Other changes, including those arising from contract penalty provisions, and final contract settlements are recognized in the period in which the revisions are determined.

  Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred.

  The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

 Inventories and Stockpiled Materials

  Inventories and stockpiled materials consist primarily of materials purchased for specific contracts and are stated at the lower of specifically identified cost or market (replacement cost or net realizable value).

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

 Property, Plant and Equipment

  Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which range from 5 to 39 years. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

 Intangible Assets

  Intangible assets consist primarily of design and patents acquired in connection with the acquisition of Friede & Goldman which are being amortized over a 10 year period. Amortization expense for the period from December 2, 1996 to December 31, 1996 and for the three months ended March 31, 1997 was immaterial.

 Income Taxes

  The stockholders of the Predecessors have elected to have each entity taxed as an S Corporation for federal and state income tax purposes, whereby the stockholders are liable for individual federal and state income taxes on their allocated portions of such entity's taxable income. Accordingly, the accompanying financial statements do not include any provision for income taxes.

  As discussed in Note 14, the Company is contemplating a public offering of equity securities. Before the closing of the public offering, the stockholders of the Predecessors will elect to terminate the status of each Predecessor as an S Corporation, and the Company and the Predecessors will be subject to federal and state income taxes. This will result in the establishment of a net deferred tax liability calculated at applicable federal and state income tax rates resulting primarily from temporary differences arising from differences in depreciation rates for tax and financial reporting purposes, timing of gain recognition related to sales-type lease and unrealized appreciation in marketable securities. At December 31, 1996, and March 31, 1997, such net deferred tax liability would have been approximately $1,410,000 and $1,100,000, respectively.

  The pro forma provision for income taxes is the result of the application of a combined federal and state rate (37%) to income before income taxes.

 Executive Compensation

  HAM has historically used distributions or bonuses, or a combination thereof, to the stockholders, who are also employees, in order to provide a means by which the stockholders can meet their income tax obligations arising from the pass through of HAM's taxable income due to the status of HAM as an S Corporation. Included in selling, general and administrative expenses are bonuses of approximately $223,000, $1,225,000 and $2,118,000 for the years ended December 31, 1994, 1995 and 1996, respectively, which were primarily intended to assist the stockholders with their personal income tax liabilities resulting from HAM's earnings. Subsequent to December 31, 1996, the Company has entered into employment agreements with the employees, who are also stockholders, which establish base compensation for the employees and provide for the eligibility of the employees for participation in cash bonuses, if any. (See Note 10.)

  Also included in selling, general and administrative expenses for the year ended December 31, 1996, and the three months ended March 31, 1997, is non cash compensation expense of $1,080,000 and $475,000, respectively, related to stock issued to employees. In December 1996, HAM entered into an employment

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

agreement with an individual whereby the Company agreed to grant the employee shares of HAM's common stock equal to 0.835% of the common shares outstanding as of January 1, 1997 (76,820 shares calculated on the pro forma share basis described in Note 1). As a result, HAM charged to selling, general, and administrative expenses in 1996 $1,080,000 representing the value of the shares granted based on an estimated initial public offering price for the Company's common stock, less a 10% discount because the shares received by the employee are not registered. The Securities and Exchange Commission ("SEC") mandates this valuation methodology. In February 1997, HAM granted another employee fully vested shares of common stock of HAM equal to approximately 0.418% of the common shares then outstanding (38,410 shares calculated on the pro forma share basis described in Note 1), and granted that employee options to purchase an equal amount of additional shares at $2.39 per share (on the pro forma share basis described in Note 1) that vest ratably on January 1, 1999, 2000 and 2001, subject to forfeiture if the employee terminates employment. The options granted expire if unexercised by December 31, 2006. Accordingly, HAM recognized selling, general, and administrative expenses in the three months ended March 31, 1997 of $475,000 based on the SEC mandated valuation methodology. HAM will recognize over the three-year vesting period approximately $400,000 of compensation expense related to the options to purchase additional shares. The deferred compensation to be recognized by the Company related to options granted is based on the estimated initial public offering price of the Company's common stock less the exercise price of the options.

  The Company previously reported its financial statements for the year ended December 31, 1996, and the three months ended March 31, 1997, reflecting compensation expense related to stock issued to employees that management believes was representative of the estimated fair market value of the shares granted at the date of the agreements. The accompanying financial statements have been restated to reflect selling, general and administrative expenses based on the valuation methodology mandated by the SEC. The impact of such restatement was to decrease net income for the year ended December 31, 1996, and the three months ended March 31, 1997, by $804,000 and $100,000, respectively.

  In July 1997, the Company granted another employee options to purchase common shares of the Company equal to approximately 1% of the common shares then outstanding (100,000 shares at $2.50 per share on the pro forma share basis described in Note 1) that vest ratably each year from 1998 to 2002. The options expire if unexercised by December 31, 2006. The Company will recognize over the five-year vesting period approximately $1,100,000 of compensation expense related to the options to purchase additional shares. The deferred compensation to be recognized by the Company is based on the estimated initial public offering price of the Company's common stock less the exercise price of the options.

  All of the shares issued to employees in connection with the agreements described above will be exchanged for shares of the Company in connection with the Reorganization. In addition, any options to purchase shares of HAM outstanding at the time of the Reorganization will be exchanged for options to purchase shares of the Company, with the number of shares and option price being changed based on the share exchange ratio used in the Reorganization.

 Cash Equivalents and Restricted Certificates of Deposit

  For purposes of the statement of cash flows, the Company considers all short-term cash investments with an original maturity of less than three months to be cash equivalents. The restricted certificates of deposit are held by financial institutions as collateral on debt facilities and are therefore not considered a cash equivalent.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

 Use of Estimates

  These financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and the reported amounts of revenues and expenses for the years then ended. Actual results could differ materially from those estimates.

 Fair Value of Financial Instruments

  The carrying amount of the Company's financial instruments at December 31, 1995 and 1996 and March 31, 1996 and 1997, including cash, restricted certificates of deposit, marketable securities, contracts receivable, investments in sales-type lease and notes payable, approximates fair value.

 Recently Issued Accounting Pronouncements

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of " ("SFAS No. 121"). The Company adopted SFAS No. 121 on January 1, 1996 and there was no material impact on the Company's financial statements.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The disclosure requirements of this Statement are effective for the Company's financial statements beginning in fiscal 1996. The Company intends to apply the accounting provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." With the Company's plan of adoption, the impact will be limited to additional footnote disclosure. The Company's adoption of this statement does not materially impact the disclosures that have been made for stock-based compensation granted through March 31, 1997. For options that may subsequently be granted at the Company's discretion, the impact of adoption of this statement will be limited to additional footnote disclosure.

  In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which adopts a revised methodology for computing earnings per share for publicly owned companies. The Company will be required to adopt the new methodology in the fourth quarter of 1997 and will also be required to restate previously reported earnings per share. Early adoption of SFAS No. 128 is not permitted. The Company does not expect the application of SFAS No. 128 to materially change the Company's reported earnings per share.

3. MARKETABLE SECURITIES:

  At December 31, 1995 and 1996 and March 31, 1997, the Company held marketable equity securities with historical costs of $2,198,244, $5,010,095 and $3,876,339, respectively. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," these securities are classified as available for sale. As such, their carrying values are adjusted to fair market value with net unrealized gains/losses included as separate component of stockholders' equity. At December 31, 1995, the fair market value of marketable securities was $2,040,001 resulting in net unrealized losses of $158,243. At December 31, 1996, the fair market value of marketable securities was $6,618,766 resulting in net unrealized gains of $1,608,671. At March 31, 1997, the fair market value of marketable securities was $4,780,950 resulting in net unrealized gains of $904,611.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

  During the years ended December 31, 1995 and 1996, the Company sold securities classified as available for sale for proceeds of $216,770 and $5,269,110, respectively, resulting in realized losses of $5,733 in 1995 and realized gains of $180,095 in 1996. There were no significant sales of securities during 1994. The cost basis of securities sold was calculated using the specific identification method.

4. ACCOUNTS RECEIVABLE:

  A summary of accounts receivable follows:

                 DESCRIPTION                       DECEMBER 31,
                 -----------                   ---------------------  MARCH 31,
                                                  1995       1996       1997
                                               ---------- ---------- -----------
Accounts receivable, contracts................ $  717,108 $4,318,999 $11,474,311
Due from employment contractor (Note 8).......    108,936    413,881     104,436
Due from stockholders (Note 12)...............    209,013    128,323     139,149
Other.........................................         --      8,373       8,673
                                               ---------- ---------- -----------
  Total accounts receivable................... $1,035,057 $4,869,576 $11,726,569
                                               ========== ========== ===========

5. PROPERTY, PLANT AND EQUIPMENT:

  A summary of property, plant and equipment follows:

                 DESCRIPTION                       DECEMBER 31,
                 -----------                   ---------------------  MARCH 31,
                                                  1995       1996       1997
                                               ---------- ---------- -----------
Land.......................................... $  249,836 $       -- $        --
Land held for investment......................    409,833    409,833          --
Buildings.....................................    639,213    333,694     771,758
Machinery and equipment.......................  4,013,739  6,115,284   6,436,927
Dock facility.................................  2,402,148  2,741,493   2,951,864
                                               ---------- ---------- -----------
  Total property, plant and equipment.........  7,714,769  9,600,304  10,160,549
Less accumulated depreciation.................  3,635,808  4,053,905   4,117,200
                                               ---------- ---------- -----------
  Property, plant and equipment, net.......... $4,078,961 $5,546,399 $ 6,043,349
                                               ========== ========== ===========

  Depreciation expense for the years ended December 31, 1994, 1995 and 1996 was $347,190, $425,445 and $695,551, respectively. Depreciation expense for the three months ended March 31, 1996 and 1997 was $173,903 and $215,080, respectively.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

6. FINANCING ARRANGEMENTS:

  A summary of short and long-term debt follows:

                 DESCRIPTION                      DECEMBER 31,
                 -----------                  --------------------- MARCH 31,
                                                 1995       1996       1997
                                              ---------- ---------- ----------
Borrowings under 1996 Credit Facility........ $       -- $1,501,000 $       --
Borrowings under 1997 Credit Facility........         --         --  2,600,000
Notes payable to banks bearing interest at
 rates ranging from 6.10% to 6.25%, maturing
 at dates ranging from February 1997 to July
 1997, secured by certificates of deposit....  2,025,000  4,475,000  1,100,000
Brokerage margin account bearing interest at
 7.75%, due on demand and secured by equity
 securities..................................    526,247  2,637,277  2,685,317
Note payable to a bank bearing interest at
 10%, repayable in monthly installments,
 maturing March 2005, secured by sales-type
 lease and related real estate (See Note 7)..  2,010,267  1,628,915  1,443,726
Notes payable to financial institutions and
 others bearing interest at rates ranging
 from 5% to 9.15%, payable in monthly
 installments, maturing at dates ranging from
 January 1998 to January 2000 and secured by
 equipment, lease and real property..........  2,221,262  2,845,806  1,656,245
Three revolving master notes with a bank
 providing for aggregate borrowings up to
 $3,000,000, bearing interest at rates
 ranging from 5.94% to prime plus 1.75%
 depending on amounts outstanding, secured by
 certificates of deposit, accounts receivable
 and contract rights.........................  2,240,000         --         --
                                              ---------- ---------- ----------
  Total......................................  9,022,776 13,087,998  9,485,288
  Less: short-term debt and current
   maturities of long-term debt..............  5,752,603 10,235,349  7,506,482
                                              ---------- ---------- ----------
  Long-term debt less current maturities..... $3,270,173 $2,852,649 $1,978,806
                                              ========== ========== ==========

  As of December 31, 1996, the Company has a line of credit facility (the "1996 Credit Facility") with a bank which permits borrowings of up to the lesser of $5,000,000 or 80% of eligible receivables. Borrowings under the 1996 Credit Facility bear interest at prime plus 1% (9.25% at December 31, 1996) and are secured by accounts receivable and personal guarantees of certain stockholders of the Company. The 1996 Credit Facility, which expires in July 1997, requires the Company to maintain certain minimum net worth and working capital levels and debt to equity ratios and also requires the Company to maintain at least $500,000 in unrestricted cash or marketable securities. As of December 31, 1996, the Company was in compliance with these requirements. At December 31, 1996, additional borrowings of $1,610,990 were available to the Company under the 1996 Credit Facility.

  On March 20, 1997, the Company entered into a new credit facility (the "1997 Credit Facility") which provides for accounts receivable and contract related inventory based borrowings of up to $10,000,000 at prime plus 1/2% through March 20, 1998. The 1997 Credit Facility contains similar provisions to those required by the 1996 Credit Facility with respect to net worth and working capital levels and debt to equity ratios. At March 31, 1997, additional borrowings of $4,146,075 were available under the 1997 credit facility.

  Short-term borrowings averaged $435,000 in 1994, $1,697,000 in 1995 and $5,396,000 in 1996, . Such borrowings were at average interest rates of 8.5%, 7.0% and 7.6%, respectively. The weighted average interest

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED) rate on all of the Company's short-term borrowings was 6.2% and 7.2% at December 31, 1995 and 1996, respectively.

  A summary of short and long-term debt maturities at December 31, 1996, follows:

      YEAR ENDING DECEMBER 31,                                         AMOUNT
      ------------------------                                       -----------
      1997.......................................................... $10,235,349
      1998..........................................................   1,327,776
      1999..........................................................     672,495
      2000..........................................................     131,015
      2001..........................................................     143,419
      Thereafter....................................................     577,944
                                                                     -----------
        Total maturities............................................ $13,087,998
                                                                     ===========

  The Company expects to use the proceeds from maturing certificates of deposit to repay the notes payable secured by such certificates, and to repay the brokerage margin account upon the ultimate sale of the related marketable securities.

7. ACQUISITION, LEASE AND SALE OF ASSETS:

  In November 1994, the Company merged with Gulf Boats, Inc. ("Gulf Boats"), an entity with ownership identical to the Company's (See Note 12). In connection with that acquisition, the Company assumed a long-term lease obligation for certain land, buildings and a dock facility, as well as certain other long term obligations to individuals affiliated with the owner of the leased facilities. In February 1995, the Company purchased the leased assets from the lessor for approximately $1.1 million and, in connection therewith, was released from its obligations to the individuals. No gain or loss was recognized in connection with the purchase of the leased assets.

  In March 1995, the Company entered into an arrangement with an unrelated party (the "Lessee") for lease of the property for a term of ten years. The lease provides for monthly payments from the Lessee of $50,000 during the first thirty-six months and $17,425 per month during the remaining term. At about the same time, the Company borrowed $2,328,000 from a bank with the lease being assigned as security for the loan. The loan bears interest at 10% with the monthly payments and term of the promissory note equal to the lease payments receivable from the Lessee. The Company granted the Lessee an option to purchase the property at any time for an amount equal to the outstanding principal balance, plus accrued interest, of the bank loan. This lease has been accounted for as a sale-type lease by the Company. Accordingly, the present value of future lease payments of $2,328,000 was recorded as an investment in sales-type lease.

  In connection with the purchase of the property, release of obligations and subsequent sales-type lease, the Company realized a gain of approximately $1.7 million which is included in gain on sale of assets in the 1995 statement of operations. Such gain represented the amount by which the present value of future lease payments under the sales type lease exceeded the Company's carrying value of the leased assets. The unearned discount attributable to future lease payment is being recognized as interest income over the remaining term of the lease on the interest method.

  During 1994, the Company sold 106 acres of real estate not used in the Company's operations for proceeds of $3,260,000. The sale resulted in a net realized gain of approximately $769,000 which is included in gain on sale of assets in the 1994 statement of operations.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

8. CONTRACT LABOR ARRANGEMENT:

  In May 1997, the Company terminated its contract for craft labor with a contract labor company. As a result, craft labor is directly employed by the Company at levels of wages and benefits substantially equivalent to those formerly provided. Prior to termination of the contract company, the Company's craft labor was provided by a contract employment company which was owned by the spouse of an employee of the Company and whose only contract was with the Company. The Company was charged the actual labor rate paid to the employees plus a markup for employment taxes and insurance and the employment company's profit, which was intended to be nominal. The marked up rates were reviewed periodically and adjustments were made as considered necessary. Payments for contract employment labor totaled $12,981,786, $8,386,028 and $10,131,603 for the years ended December 31, 1994, 1995 and 1996, respectively.

  In connection with the termination of contract labor arrangements, the Company restructured its workmen's compensation insurance arrangements and utilizes a different carrier from that used by the contract labor company. The insurer who provided workmen's compensation coverage to the employment contractor has asserted that rates higher than those charged during part of 1995, all of 1996 and through the date of termination of the contract labor arrangement were more appropriate and has submitted billings to the labor contractor totaling approximately $630,000. The labor contractor believes the original rates charged by the insurer were appropriate and is vigorously disputing the additional billings. No billings have been submitted to the Company or claims asserted against the Company by the labor contractor or the insurer. However, it is reasonably possible that the insurer may assert a claim against the Company. Management of the Company is unable to assess whether such a claim will be asserted. Management of the Company believes that the Company has no obligation to the insurer, and that the outcome of this matter will not have a material impact on the Company's financial position or results of operations.

9. POOLED RESOURCES ARRANGEMENT AND SIGNIFICANT CUSTOMERS:

  In February 1994, the Company entered into an agreement (the "1994 Joint Venture") with an unrelated entity to jointly perform services in connection with the modification and upgrade of a customer's offshore drilling rig. Under the terms of the 1994 Joint Venture, both the Company and the unrelated entity were compensated for services each provided in connection with the contract at agreed upon rates. Any net profits from the 1994 Joint Venture were shared equally. The contract was completed during 1995, and the 1994 Joint Venture was terminated. The Company recognized as contract revenue the amounts charged to the 1994 Joint Venture for services provided during 1994 and 1995, together with the Company's share of the net profit from the 1994 Joint Venture, using the percentage of completion method. Such amounts were approximately $16,249,000 and $8,652,000 in 1994 and 1995, respectively.

  In December 1995, the Company and the same unrelated third party entered into another agreement (the "1995 Joint Venture") to jointly pursue contract opportunities and perform the related services. The 1995 Joint Venture was originally for a term of five years; however, it was terminated by mutual agreement in November 1996. The terms of the 1995 Joint Venture provided for each party to be paid agreed upon rates for services performed in connection with related contracts and for any net profits from the 1995 Joint Venture to be shared equally. For the year ended December 31, 1995, activity conducted through the 1995 Joint Venture was immaterial. For the year ended December 31, 1996, the Company recognized contract revenues of $9,838,000, together with the Company's share of net profits from the 1995 Joint Venture. At December 31, 1996, the partners were involved in the dissolution of the joint venture agreement.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

  The nature of the conversion and modification projects undertaken by the Company can result in an individual contract comprising a large percentage of a fiscal year's contract revenues. Similarly, relatively few companies own offshore rigs. As a result, contracts performed for an individual customer may comprise a significant portion of a particular year's contract revenue. During the year ended December 31, 1996, the largest single contract represented 15% of contract revenues and contracts with four separate customers comprised 12%, 17%, 24% and 31% of contract revenues. During the year ended December 31, 1995, the most significant customer had a single contract with the Company which represented 52% of contract revenue, with revenues derived from the next largest customer representing 3% of contract revenue. During the year endedDecember 31, 1994, the most significant customer had a single contract with the Company which represented 16% of contract revenue, with revenues from the next largest customer representing 7% of contract revenue.

10. EMPLOYEE BENEFIT PLANS:

  Effective July 1, 1995, the Company adopted a qualified 401(k) employee savings and profit sharing plan for the benefit of substantially all eligible employees, including those of the labor contractors (See Note 8). Under the plan, employees can contribute and defer taxes on compensation contributed. The Company matches 25% of the contributions of the employees up to a maximum of 5% of salary. The Company also has the option to make an additional profit sharing contribution to the plan. Employer contributions to the plan during the years ended December 31, 1995 and 1996, amounted to $10,171 and $38,109, respectively.

  The Board of Directors of the Company has approved the payment of bonuses to key employees of the Company for 1997 in an aggregate amount not to exceed five percent of the Company's EBITDA (defined as operating income plus depreciation, amortization and non-cash compensation expenses related to the issuance of stock and stock options to employees). The Board of Directors will determine the actual amount of the bonus pool and recipients of any such bonuses following a determination of EBITDA for 1997. The Company has recorded accrued bonuses through March 31, 1997 based on management's estimate of bonuses through that date. The actual amount of bonuses, if any, paid by the Company attributable to earnings through March 31, 1997 may differ from the estimated amount accrued.

11. LEASES:

  The Company entered into a lease agreement in May 1985, with the Jackson County Port Authority ("Port Authority") for the lease of land for its dock facility. The primary lease agreement expires in May 2005, with two additional ten-year options for renewal. Effective June 31, 1995, the original lease agreement was revised to include additional land. The revised agreement increased the annual lease payment from $29,870 to $49,331. The lease has been recorded as an operating lease for financial reporting purposes. In addition to the lease payment, the Company pays $30,000 annually to the Port Authority in dredging fees related to this lease.

  In December 1996, the Company entered into another lease with the Port Authority for additional dockspace and buildings adjacent to the Company's existing shipyard facility. This lease agreement is for a period of two years beginning in December 1996 and requires annual rental payments of $500,000. The entire first year's rent was paid in December 1996 and is included in prepaid expenses in the December 31, 1996 balance sheet, net of approximately $26,000 amortized to lease expense.

  The Company is also committed to the lease of office space in two locations at combined annual rentals of approximately $185,000.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

  The Company also entered into a lease in March 1997 for additional undeveloped land located near the Company's existing shipyard. This lease is for a period of 2 years and requires minimum annual lease rentals of $41,000. The Company has also recently entered into an arrangement that will give the Company use of additional equipment for a period of 12 months. The arrangement, which may be extended for an additional 12 month period by mutual consent of the parties, requires a minimum annual payment under the arrangement of $1.2 million.

  Future minimum lease payments from all of the above arrangements are as follows:

           YEAR ENDING DECEMBER 31,                  TOTAL
           ------------------------                ----------
           1997................................... $1,998,982
           1998...................................    805,815
           1999...................................    271,648
           2000...................................    253,595
           2001...................................    219,935
           Thereafter.............................    282,765
                                                   ----------
                                                   $3,832,740
                                                   ==========

  Lease expense was $29,870, $37,367 and $173,577 for the years ended December 31, 1994, 1995 and 1996, respectively, and $32,640 and $464,594 for the three months ended March 31, 1996 and 1997.

12. RELATED PARTY TRANSACTIONS:

 HAM Industrial, Inc.

  The Stockholders of the Company are also stockholders in HAM Industrial, Inc. ("Industrial"). Prior to 1996, the Company paid certain common expenses, such as officers' and administrative payroll which were allocated from Industrial. These transactions between the Company and Industrial were accounted for through a non-interest bearing intercompany loan account. There were no transactions with Industrial during 1996, and, as of December 31, 1996, Industrial has no material assets or liabilities. A summary of transactions between Industrial and the Company for the years ended December 31, 1995 and 1994, follows:

                                                          1994        1995
                                                       ----------  -----------
   Balance due from Industrial, beginning of year..... $   19,207  $   310,836
   Activity during the year:
     Cash advanced to Industrial......................  2,042,791      995,340
     Repayment of advances by Industrial..............   (950,000)  (1,262,170)
     Payroll and administrative overhead paid by
      Industrial for the Company......................   (828,588)     (71,049)
     Other............................................     27,426       27,043
                                                       ----------  -----------
       Total activity, net............................    291,629     (310,836)
                                                       ----------  -----------
   Balance due from Industrial, end of year........... $  310,836  $       --
                                                       ==========  ===========

 Modular Fabricators, Inc.

  Some of the stockholders are also stockholders in Modular Fabricators, Inc. ("Modular"). During 1995, Modular advanced the Company $1,113,934 which the Company repaid. Additionally, the Company advanced

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)
Modular $103,610 with Modular repaying $56,416. The remaining amount due from Modular was forgiven during 1995.

 Gulf Boats, Inc.

  As stated in Note 7, the stockholders were also stockholders in Gulf Boats. The Company performed certain services for Gulf Boats totaling $282,781 during the period from January 1, 1994 to November 30, 1994. On November 30, 1994, Gulf Boats was merged into the Company, and Gulf Boats' total assets of $955,655, including cash of $83,920, trade accounts receivable of $174,299 and receivables from stockholders of $630,000, and total liabilities of $1,150,217, including a payable to the Company of $282,781, were recorded by the Company at Gulf Boats' historical cost basis.

 Transactions with Stockholders

  The Company has made loans to and paid expenditures on behalf of its stockholders. These transactions are accounted for through a non-interest bearing loan account. During the years ended December 31, 1994, 1995 and 1996, the Company made advances to stockholders of $96,503, $209,013 and $128,323, respectively. Additionally, the Company fully repaid a loan from a stockholder in the amount of $55,797 during 1995. During the years ended December 31, 1995 and 1996, stockholders made payments to the Company of $177,941 and $209,013, respectively. No amounts were repaid by stockholders during 1994. These transactions resulted in receivables from stockholders of $209,013 and $128,323 at December 31, 1995 and 1996, respectively. Two stockholders have entered into personal guarantees of $5,000,000 each to secure a line of credit with a bank. Additionally, a stockholder guarantees a note to an individual with a principal balance of $197,508. See Note 6.

  At December 31, 1996, marketable securities owned by the Company with a market value of approximately $1,390,000 were pledged as collateral for a $1,400,000 loan from a financial institution to a stockholder which was used to purchase the assets of Friede & Goldman, Ltd. (See Note 1). In connection with the transfer of the purchased assets to Friede & Goldman, Friede & Goldman recorded a $1,400,000 payable to the stockholder. On March 31, 1997, the Company transferred the pledged marketable securities to the stockholder in payment of the $1,400,000 payable and realized a gain of approximately $237,868.

  On March 31, 1997, HAM distributed certain assets to its stockholders. Assets distributed included real estate previously held for investment with an estimated market value of $1,075,000 and a carrying value of approximately $302,000, along with related debt of $198,000, an airplane with an estimated market value of $566,000 and a carrying value of approximately $486,000. The difference between the estimated fair market value and the carrying of the distributed assets has been recognized as a gain in the Statement of Operations for the three months ended March 31, 1997.

13. LITIGATION SETTLEMENTS AND CONTINGENCIES:

  In August 1992, the Company filed suit against a third party for breach of contract in connection with a contract. In May 1994, the Company was awarded a judgment totaling $3,725,000. The judgment was appealed to the United States Court of Appeals, which, in December 1995, upheld a judgment for approximately $3,517,000. The defendants in the suit petitioned the court for a rehearing. The rehearing was ultimately denied, and, in February 1996, the Company received $3,466,635 as settlement of this litigation. Because the ultimate outcome of any litigation is uncertain, the Company recorded the settlement proceeds as income in the period in which such proceeds were received.

                              THE PREDECESSORS TO
                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

         (DATA WITH RESPECT TO MARCH 31, 1996 AND 1997 ARE UNAUDITED)

  In 1995, the Company settled a lawsuit against a general contractor for which Gulf Boats had served as a subcontractor prior to Gulf Boats' merger into the Company. Settlement proceeds of $750,000 are included in the statement of operations for the year ended December 31, 1995.

  The nature of the Company's activities relating to the conversion, retrofit and repair of drilling rigs subjects its property and employees, along with the property and employees of its customers and others to hazards which can cause personal injury or damage or destruction of property. Although the Company maintains such insurance protection as it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. In particular, due to the high cost of errors and omissions policies related to the design of drilling rigs and production units, the Company does not carry insurance covering claims for personal injury, loss of life or property damage relating to such design activity. A successful claim for which the Company is not fully insured could have a material adverse effect on the Company.

  The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

14. SUBSEQUENT EVENTS:

  In January 1997, the Company announced plans to build an additional shipyard at a location approximately six miles from the Company's existing shipyard in Pascagoula, Mississippi, that will have unobstructed deep water access to the Gulf of Mexico. The new shipyard will be located on real estate leased from the Port Authority, and is expected to be completed in 1998. The new shipyard is expected to cost approximately $29 million to construct and equip. In connection with the construction of the new shipyard, the County of Jackson, Mississippi has agreed to dredge the ship channel and build roads and other infrastructure related to the new shipyard, at a total cost to the county of approximately $6 million, under an economic incentive program. In that regard, the Company has received a commitment letter from the United States Maritime Administration for Title XI debt financing which, if fully utilized by the Company, would provide up to $24.8 million of the funds needed for completion of the new shipyard. Specific terms of any such Title XI debt financing are not yet known. The Company's existing shipyard facility is expected to remain in use by the Company.

  Management of the Company have indicated their intention to undertake an initial public offering of the Company's common stock during 1997. Proceeds to the Company are intended to be used for capital expenditures to construct and equip the new shipyard, capital expenditures to improve the productive capacity and efficiency of the existing shipyard, research and development costs relating to the design of new offshore drilling rigs and floating production units, working capital requirements and other general corporate purposes. There can be no assurance, however, that the offering will occur or that the proceeds, if any, will be sufficient for their intended use.

  Additionally, in early 1997, the Company began construction of a new Company office building with an estimated total cost of approximately $1.2 million.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Friede Goldman International Inc.:

  We have audited the accompanying statement of income of Friede & Goldman, Ltd., a Louisiana corporation, (the "Friede Predecessor") for the eleven-month period ended November 30, 1996. This financial statement is the responsibility of the Friede Predecessor's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of income is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of income. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the statement of income referred to above presents fairly, in all material respects, the results of operations of Friede & Goldman, Ltd. for the eleven-month period ended November 30, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
February 28, 1997.

                             FRIEDE & GOLDMAN, LTD.

                              STATEMENT OF INCOME

                 FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1996

REVENUES:
  Contract fees..................................................... $3,733,989
  Part sales........................................................     40,372
                                                                     ----------
    Total revenues..................................................  3,774,361
  Contract costs....................................................  2,653,710
                                                                     ----------
    Gross margin....................................................  1,120,651
                                                                     ----------
GENERAL AND ADMINISTRATIVE EXPENSES:
  Depreciation......................................................     67,630
  Amortization......................................................      7,208
  Accounting and legal..............................................     32,661
  Automotive........................................................      9,372
  Books and periodicals.............................................      6,539
  Computer licenses and maintenance.................................     19,205
  Dues and registration fees........................................     10,900
  Office and drafting supplies......................................     32,180
  Postage and transportation........................................     13,374
  Rent..............................................................    172,858
  Taxes, payroll....................................................     78,060
  Taxes and licenses................................................     13,002
  Telephone.........................................................     42,023
  Repairs and maintenance...........................................      6,502
  Other.............................................................      8,133
                                                                     ----------
                                                                        519,647
                                                                     ----------
INCOME FROM OPERATIONS..............................................    601,004
INTEREST AND DIVIDEND INCOME........................................     16,076
                                                                     ----------
NET INCOME.......................................................... $  617,080
                                                                     ==========


         The accompanying notes are an integral part of this statement.

                            FRIEDE & GOLDMAN, LTD.

                         NOTES TO STATEMENT OF INCOME

                 FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1996

1. ORGANIZATION:

  Friede & Goldman, Ltd. (the "Friede Predecessor") is a closely-held company formed in 1949. The Friede Predecessor engages in offshore design of offshore drilling and production units, including jackups, submersibles, semisubmersibles, drillships and floating production, storage and offloading vessels, for construction and with respect to upgrade and modification projects. In addition, the Friede Predecessor designs floating and bottom supported platforms for drilling, pipelay and accommodation services. The Friede Predecessor offices are located in New Orleans, Louisiana.

  On December 2, 1996 certain assets and rights of the Friede Predecessor, including all rights to the trade name "Friede & Goldman," were sold to an unrelated third party.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Accounting

  The accompanying statements have been prepared in accordance with generally accepted accounting principles.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  The Friede Predecessor records revenue on contracts on the percentage-of-completion method. Contract revenue is earned based upon the percentage that incurred costs to date, excluding the costs of any purchased but uninstalled materials, bear to total estimated costs, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. As contracts extend over one or more years, revisions in costs and earnings estimates during the course of the work are reflected in the accounting period in which the facts which require the revisions become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Other changes, including those arising from contract penalty provisions, and final contract settlements are recognized in the period in which the revisions are determined. There were no contracts in progress at November 30, 1996.

  Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred.

 Depreciation

  Depreciation expense is calculated based on the following useful lives:

                                                                        USEFUL
                                                                         LIFE
                                                                      ----------
      Furniture and fixtures.........................................    7 years
      Equipment and machinery........................................  5-7 years
      Computer software..............................................    3 years
      Leasehold improvements......................................... 5-19 years

                            FRIEDE & GOLDMAN, LTD.

                 FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1996

  Depreciation expense totaled $67,630 for the 11 months ended November 30, 1996.

 Income Taxes

  The Friede Predecessors is an S corporation for income tax reporting purposes. As a result, income from the corporation is treated as taxable income of the individual shareholder. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

 Amortization

  Patents are stated at cost less accumulated amortization and are amortized over fifteen years. Original cost totaled $119,303, accumulated amortization totaled $63,037 at November 30, 1996 and amortization expense totaled $7,208 for the 11 months ended November 30, 1996.

3. OPERATING LEASES:

  The Friede Predecessors leases office space and an automobile under operating leases. Office lease expense was $175,191 and auto lease expense was $1,954 for the 11 months ended November 30, 1996. Future minimum payments due under non-cancellable operating leases for the next five calendar years are as follows:

           1997..................................... $146,329
           1998.....................................  146,329
           1999.....................................  146,329
           2000.....................................  144,421
           2001.....................................  140,604
           Thereafter...............................   11,717

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Friede Goldman International Inc.:

  We have audited the accompanying balance sheet of Friede Goldman International Inc. ( a recently formed Delaware Corporation) as of April 21, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Friede Goldman International Inc. as of April 21, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Jackson, Mississippi,
April 22, 1997

                       FRIEDE GOLDMAN INTERNATIONAL INC.
                    (A RECENTLY FORMED DELAWARE CORPORATION)

                                 BALANCE SHEET

                                 APRIL 21, 1997

                                 ASSETS
                                 ------
CURRENT ASSETS:
  Cash.................................................................. $1,000
                                                                         ------
    Total assets........................................................ $1,000
                                                                         ======
                  LIABILITIES AND STOCKHOLDERS' EQUITY
                  ------------------------------------
LIABILITIES                                                              $   --
                                                                         ------
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value, 1,000 shares authorized; none issued
   or outstanding.......................................................     --
  Common stock, $0.01 par value, 2,000 shares authorized; 1,000 shares
   issued outstanding...................................................     10
  Additional paid-in capital............................................    990
                                                                         ------
    Total stockholders' equity..........................................  1,000
                                                                         ------
    Total liabilities and stockholders' equity.......................... $1,000
                                                                         ======


       The accompanying notes are an integral part of this balance sheet.

                       FRIEDE GOLDMAN INTERNATIONAL INC.

                            NOTES TO BALANCE SHEET

                                APRIL 21, 1997

1. ORGANIZATION AND NATURE OF BUSINESS:

  Friede Goldman International Inc. (the "Company") was incorporated under the laws of the State of Delaware in February 1997. Through April 22, 1997, the Company has had no operations other than receipt of initial capital.

  Management of the Company have indicated their intention to undertake an initial public offering of the Company's equity securities during 1997. In anticipation of the Company's proposed public offering, the stockholders of the Company's predecessor entities, HAM Marine, Inc. ("HAM") and Friede & Goldman, Ltd. ("Friede & Goldman"), will contribute all of their ownership in HAM and Friede & Goldman to the Company in exchange for shares of common stock in the Company; and HAM and Friede & Goldman will become wholly-owned subsidiaries of the Company.

  The Company's certificate of incorporation established authority to issue 1,000 shares of $0.01 par value preferred stock and 2,000 shares of $0.01 par value common stock. Preferred stock may be issued in one or more series and in such amounts as may be determined by the Company's board of directors. The voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions, if any, of each preferred stock issue shall be fixed by resolution of the board of directors providing for the issue. All shares of common stock of the Company shall be identical, and, except as otherwise provided in a resolution of the board of directors with respect to preferred stock, the holders of common stock shall exclusively possess all voting power with each share of common stock having one vote.

  In May 1997, in conjunction with the Company's plan to undertake an initial public offering of its common stock, the Company authorized an increase in the amount of authorized shares to 5,000,000 shares of $0.01 par value preferred stock and 25,000,000 shares of $0.01 par value common stock. Effective immediately prior to the public offering, the Company anticipates issuing, pursuant to a stock exchange agreement, 9,200,000 shares of the Company's common stock to the stockholders of HAM and Friede & Goldman as described above.

  HAM, the principal predecessor to the Company, was formed in 1982 under the laws of the State of Mississippi. HAM's primary business is to provide conversion, retrofit and repair services for offshore drilling rigs. HAM's primary customers are offshore drilling contractors who utilize the Company's services in connection with the conversion and modification of existing drilling rigs in order to increase their technical capabilities or to improve their efficiency. Substantially all of HAM's services are conducted at a deep water dock facility on land leased from the Port Authority in Pascagoula, Mississippi.

  On December 2, 1996, a company related to HAM through substantially identical equity ownership, J.L. Holloway Holdings, Inc. ("Holdings"), purchased certain assets and rights, including the rights to the trade name "Friede & Goldman" from an unrelated third party. Simultaneously with the closing of the purchase, Holdings changed its name to Friede & Goldman, Ltd. Friede & Goldman's primary business is the design of offshore drilling and production units, including jackups, semisubmersibles, drillships and floating production, storage and offloading vessels, for new construction and with respect to upgrade and modification projects. Friede & Goldman's offices are located in New Orleans, Louisiana.

  Proceeds of the public offering to the Company are intended to be used for capital expenditures to construct and equip the new shipyard, capital expenditures to improve the productive capacity and efficiency of the existing shipyard, research and development costs relating to the design of new offshore drilling rigs and floating production units, working capital requirements and other general corporate purposes. There can be no assurance, however, that the offering will occur or that the proceeds, if any, will be sufficient for their intended use.

                       PRO FORMA STATEMENT OF OPERATIONS
                     OF FRIEDE GOLDMAN INTERNATIONAL INC.
                                  (UNAUDITED)

  The following pro forma condensed statement of operations of the Company for the year ended December 31, 1996 reflects the combined historical financial results of the Predecessors and gives effect to (1) the acquisition of the Friede Predecessor as if such acquisition had occurred as of January 1, 1996, and (2) the change in tax status of each of the Predecessors from an S Corporation to a C Corporation as if such change had occurred as of January 1, 1996. The adjustments are described in more detail in the accompanying notes. The pro forma condensed statement of operations should not be considered indicative of the actual results that would have been achieved had the events described above been consummated as of January 1, 1996, and does not purport to indicate results of operations as of any date or for any future period. The pro forma condensed statement of operations should be read in conjunction with the historical financial statements of the Company, the predecessors to the Company and the Friede Predecessor, and the respective notes thereto, included elsewhere in the Prospectus.

                       FRIEDE GOLDMAN INTERNATIONAL INC.

                       PRO FORMA STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                          FRIEDE &
                             COMBINED     GOLDMAN,
                           PREDECESSORS     LTD.     PRO FORMA       PRO FORMA
                            HISTORICAL   HISTORICAL ADJUSTMENTS      COMBINED
                           ------------  ---------- -----------     -----------
Revenue..................  $21,758,715   $3,774,361 $        --     $25,533,076
Cost of revenue..........   15,768,980    2,653,710     240,000 (1)  18,662,690
                           -----------   ---------- -----------     -----------
  Gross profit...........    5,989,735    1,120,651    (240,000)      6,870,386
Selling, general and
 administrative expenses.    6,673,371      519,647     125,000 (2)   7,318,018
                           -----------   ---------- -----------     -----------
  Operating income.......     (683,636)     601,004    (365,000)       (447,632)
                           -----------   ---------- -----------     -----------
Other income (expense):
  Interest expense.......     (891,458)          --    (106,000)(3)    (997,458)
  Interest income........      443,317       16,076          --         459,393
  Gain on sale or
   distribution of
   assets................      348,793           --          --         348,793
  Litigation settlement..    3,466,635           --          --       3,466,635
  Other..................      104,487           --          --         104,487
                           -----------   ---------- -----------     -----------
  Total other income
   (expense).............    3,471,774       16,076    (106,000)      3,381,850
                           -----------   ---------- -----------     -----------
    Pro forma income
     before income tax
     expense.............    2,788,138      617,080    (471,000)      2,934,218
Income tax expense.......           --           --   1,090,000 (4)   1,090,000
                           -----------   ---------- -----------     -----------
Pro forma net income.....  $ 2,788,138   $  617,080 $(1,561,000)    $ 1,844,218
                           ===========   ========== ===========     ===========
Pro forma net income per
 share(5)................                                           $      0.19
                                                                    ===========


    The accompanying notes are an integral part of this pro forma financial statement.

                       FRIEDE GOLDMAN INTERNATIONAL INC.

                  NOTES TO PRO FORMA STATEMENT OF OPERATIONS

  The following are explanations of the Pro Forma Adjustments:

    (1) Reflects the amount which would have been paid to the former owner of the assets of Friede & Goldman for license and design fees as called for by the Purchase Agreement as if such agreement had been in place as of January 1, 1996. See "Business--Friede Acquisition".

    (2) Reflects amortization of the intangible assets which resulted from the Friede Acquisition using an amortization period of 10 years.

    (3) Reflects interest expense at 8.25% on the $1,400,000 advance from stockholder which was utilized to finance a portion of the purchase price as if the advance had been made on January 1, 1996.

    (4) Prior to the consummation of the Offering, the Company will terminate its status as an S Corporation and will become subject to corporate income taxes. This adjustment reflects the pro forma provision for income taxes using a combined federal and state rate of 37% applied to pro forma income before income tax expense as if the Company had been subject to corporate income taxes during 1996.

    (5) Pro forma net income per share is based on the number of shares of common stock of the Company outstanding after the reorganization (9,200,000) discussed elsewhere in this Prospectus, as increased to reflect sufficient additional shares required to be sold for the period to pay the pro forma distribution payable to stockholders in excess of historical net income for the period. The number of such additional shares is based on an assumed initial public offering price of $15.00 per share, net of offering expenses.

  NIGHT VIEW OF THE FRIEDE GOLDMAN INTERNATIONAL INC. SHIPYARD IN PASCAGOULA,
                                  MISSISSIPPI.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NO PERSON, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   11
The Company...............................................................   16
Use of Proceeds...........................................................   18
Dividend Policy...........................................................   19
Capitalization............................................................   20
Dilution..................................................................   21
Selected Financial Data...................................................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   25
Business..................................................................   32
Management................................................................   47
Principal and Selling Stockholders........................................   52
Description of Capital Stock..............................................   53
Shares Eligible for Future Sale...........................................   57
Underwriting..............................................................   58
Legal Matters.............................................................   59
Experts...................................................................   59
Additional Information....................................................   59
Index to Financial Statements.............................................  F-1

                               ----------------

UNTIL      , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             4,665,000 SHARES

                                     LOGO
                     [LOGO OF FRIEDE GOLDMAN APPEARS HERE]

                                FRIEDE GOLDMAN
                              INTERNATIONAL INC.

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                           JEFFERIES & COMPANY, INC.

                           BEAR, STEARNS & CO. INC.

                         JOHNSON RICE & COMPANY L.L.C.

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

      SEC Registration Fee............................................ $ 26,011
      NASD Filing Fee.................................................    8,210
      NASDAQ Listing Fee..............................................   47,125
      Accounting Fees and Expenses....................................  125,000
      Legal Fees and Expenses.........................................  150,000
      Printing Expenses...............................................  100,000
      Transfer Agent's Fees...........................................    2,500
      Miscellaneous...................................................    8,654
                                                                       --------
        Total......................................................... $467,500
                                                                       ========

--------
(1) The amounts set forth above, except for the SEC and NASD fees, are in each case estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Subsection (a) of section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

  Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a Charter may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

  Article Ninth of the Company's Charter states that:

  No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article Ninth shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Ninth shall apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

  In addition, Article VI of the Company's Bylaws further provides that the Company shall indemnify its officers, directors and employees to the fullest extent permitted by law.

  The Company intends to enter into indemnification agreements with each of its executive officers and directors.

  Under Section 7 of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its officers and directors, and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The only securities issued by the Company during the past three years that were not registered under the Securities Act of 1933 consist of (i) 1,000 shares of Common Stock issued to J.L. Holloway in connection with the Company's organization, (ii) the 9,200,000 shares of Common Stock issued in connection with the Reorganization and (iii) options to purchase an aggregate of 484,910 shares of Common Stock granted pursuant to the Equity Incentive Plan. These transactions were completed without registration under the Securities Act of 1933 in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 EXHIBIT
 -------
  *1.1   --Form of Underwriting Agreement.
  *3.1   --Amended and Restated Certificate of Incorporation.
  *3.2   --Bylaws.
  *4.1   --Specimen Common Stock Certificate.
  *4.2   --Form of Registration Rights Agreement among Friede Goldman
          International Inc., J. L. Holloway, Carl M. Crawford, Ronald W.
          Schnoor, James A. Lowe, III and John F. Alford.
  *4.3   --Form of Amendment No. 1 to Registration Rights Agreement among
          Friede Goldman International Inc., J. L. Holloway, Carl M. Crawford,
          Ronald W. Schnoor, James A. Lowe, III, John F. Alford, Holloway
          Partners, L.P., Carl Crawford Children's Trust and Bodin Children's
          Trust.
   5.1   --Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
 *10.1   --Form of Officer and Director Indemnification Agreement.
 *10.2   --Form of Employment Agreement between Friede Goldman International
          Inc. and J. L. Holloway.
 *10.3   --Form of Amendment No. 1 to Employment Agreement between Friede
          Goldman International Inc. and J. L. Holloway.
 *10.4   --Form of Employment Agreement between HAM Marine, Inc. and each of
          Carl M. Crawford and Ronald W. Schnoor.
 *10.5   --Form of Amendment No. 1 to Employment Agreement between HAM Marine,
          Inc. and each of Carl M. Crawford and Ronald W. Schnoor.
 *10.6   --Form of Employment Agreement between Friede Goldman International
          Inc. and John F. Alford.
 *10.7   --Form of Amendment No. 1 to Employment Agreement between Friede
          Goldman International Inc. and John F. Alford.
 *10.8   --Form of Employment Agreement between HAM Marine, Inc. and James A.
          Lowe, III.
 *10.9   --Form of Amendment No. 1 to Employment Agreement between HAM Marine,
          Inc. and James A. Lowe, III.
 *10.10  --Form of Employment Agreement between Friede Goldman International
          Inc. and Richard L. Marler.
 *10.11  --1997 Equity Incentive Plan.
 *10.12  --Amendment No. 1 to 1997 Equity Incentive Plan.
 *10.13  --Revolving Credit Agreement, dated as of March 20, 1997, by and among
          HAM Marine, Inc., as borrower, Friede & Goldman, Ltd., J.L. Holloway and Carl Crawford, as guarantors, and Bank One, Louisiana, National
          Association, as the Bank.
 *10.14  --Amended Lease Agreement, dated June 22, 1995, by and among the
          Jackson County Port Authority, the Board of Supervisors of Jackson
          County, Mississippi and HAM Marine, Inc. (Pascagoula shipyard).
 *10.15  --Lease Contract, dated December 12, 1996, by and among the Jackson
          County Port Authority, the Board of Supervisors of Jackson County,
          Mississippi and HAM Marine, Inc.
 *10.16  --Memorandum of Understanding, dated December 30, 1996, by and among the Board of Supervisors of Jackson County, Mississippi and HAM
          Marine, Inc. (New shipyard).
 *10.17  --The Baltic and International Maritime Council Standard Bareboat
          Charter, dated February 28, 1997 between Pontwin N.V. and HAM Marine,
          Inc.

 EXHIBIT
 -------
 *10.18  --Form of Amended and Restated Stock Exchange Agreement by and among
          Friede Goldman International Inc., HAM Marine, Inc., Friede & Goldman
          Ltd., J. L. Holloway, Carl M. Crawford, Ronald W. Schnoor, James A.
          Lowe, III, John F. Alford, Holloway Partners, L.P., Carl Crawford
          Children's Trust and Bodin Children's Trust.
 *10.19  --Business Purchase Agreement, dated November 22, 1996, by and among
          J. L. Holloway Holdings, Inc., Friede & Goldman, Ltd. and Jerome L.
          Goldman.
 *10.20  --Amendment to Business Purchase Agreement, dated December 3, 1996, by and among Friede & Goldman, Ltd. (f/k/a J.L. Holloway Holdings,
          Inc.), J.L. Goldman Associates, Inc. (f/k/a Friede & Goldman, Ltd.)
          and Jerome L. Goldman.
 *10.21  --Second Amendment to Business Purchase Agreement, dated May 19, 1997, by and among Friede & Goldman, Ltd., J.L. Goldman Associates, Inc.
          and Jerome L. Goldman.
 *10.22  --Third Amendment to Business Purchase Agreement, dated June 13, 1997, by and among Friede & Goldman, Ltd., J. L. Goldman Associates, Inc.
          and Jerome L. Goldman.
 *10.23  --Form of Aircraft Dry Lease, dated as of July 1, 1997, by and between
          Equipment Management Systems, LLC and HAM Marine, Inc.
  23.1   --Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
 *23.2   --Consent of Arthur Andersen LLP.
 *24.1   --Powers of Attorney (included in signature page).
 *27.1   --Financial Data Schedule

--------
* Previously filed

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

    (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi, on July 16, 1997.

                                          Friede Goldman International Inc.

                                                /s/ James A. Lowe, III
                                          By___________________________________
                                                    James A. Lowe, III
                                               General Counsel and Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                *
------------------------------------
           J. L. Holloway            Chairman of the Board,
                                      President and Chief
                                      Executive Officer
                                      (Principal Executive
                                      Officer)                       July 16, 1997
                *
------------------------------------
           John F. Alford            Chief Financial Officer
                                      (Principal Financial
                                      Officer)                       July 16, 1997
                *
------------------------------------
       Robert C. Andrews, Jr.        Treasurer (Chief Accounting
                                      Officer)                       July 16, 1997

------------------------------------
         Richard L. Marler           Director
                *
------------------------------------
         Ronald W. Schnoor           Director                        July 16, 1997
       /s/ James A. Lowe, III
------------------------------------
         James A. Lowe, III          Director                        July 16, 1997
                *
------------------------------------
          Bruce G. Malcolm           Director                        July 16, 1997

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

------------------------------------
         Jerome L. Goldman           Director
                 *
------------------------------------
             Ray Mabus               Director                        July 16, 1997
                 *
------------------------------------
           Howell W. Todd            Director                        July 16, 1997

*By: /s/ James A. Lowe, III
  -------------------------
  James A. Lowe, III
  Attorney-in-Fact

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
  *1.1   --Form of Underwriting Agreement.
  *3.1   --Amended and Restated Certificate of Incorporation.
  *3.2   --Bylaws.
  *4.1   --Specimen Common Stock Certificate.
  *4.2   --Form of Registration Rights Agreement among Friede Goldman
          International Inc., J. L. Holloway, Carl M. Crawford, Ronald W.
          Schnoor, James A. Lowe, III and John F. Alford.
  *4.3   --Form of Amendment No. 1 to Registration Rights Agreement among
          Friede Goldman International Inc., J. L. Holloway, Carl M.
          Crawford, Ronald W. Schnoor, James A. Lowe, III, John F.
          Alford, Holloway Partners, L.P., Carl Crawford Children's Trust
          and Bodin Children's Trust.
   5.1   --Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
 *10.1   --Form of Officer and Director Indemnification Agreement.
 *10.2   --Form of Employment Agreement between Friede Goldman
          International Inc. and J. L. Holloway.
 *10.3   --Form of Amendment No. 1 to Employment Agreement between Friede
          Goldman International Inc. and J. L. Holloway.
 *10.4   --Form of Employment Agreement between HAM Marine, Inc. and each of Carl M. Crawford and Ronald W. Schnoor.
 *10.5   --Form of Amendment No. 1 to Employment Agreement between HAM
          Marine, Inc. and each of Carl M. Crawford and Ronald W.
          Schnoor.
 *10.6   --Form of Employment Agreement between Friede Goldman
          International Inc. and John F. Alford.
 *10.7   --Form of Amendment No. 1 to Employment Agreement between Friede
          Goldman International Inc. and John F. Alford.
 *10.8   --Form of Employment Agreement between HAM Marine, Inc. and
          James A. Lowe, III.
 *10.9   --Form of Amendment No. 1 to Employment Agreement between HAM
          Marine, Inc. and James A. Lowe, III.
 *10.10  --Form of Employment Agreement between Friede Goldman
          International Inc. and Richard L. Marler.
 *10.11  --1997 Equity Incentive Plan.
 *10.12  --Amendment No. 1 to 1997 Equity Incentive Plan.
 *10.13  --Revolving Credit Agreement, dated as of March 20, 1997, by and among HAM Marine, Inc., as borrower, Friede & Goldman, Ltd.,
          J.L. Holloway and Carl Crawford, as guarantors, and Bank One,
          Louisiana, National Association, as the Bank.
 *10.14  --Amended Lease Agreement, dated June 22, 1995, by and among the
          Jackson County Port Authority, the Board of Supervisors of
          Jackson County, Mississippi and HAM Marine, Inc. (Pascagoula
          shipyard).
 *10.15  --Lease Contract, dated December 12, 1996, by and among the
          Jackson County Port Authority, the Board of Supervisors of
          Jackson County, Mississippi and HAM Marine, Inc.
 *10.16  --Memorandum of Understanding, dated December 30, 1996, by and among the Board of Supervisors of Jackson County, Mississippi
          and HAM Marine, Inc. (New shipyard).
 *10.17  --The Baltic and International Maritime Council Standard
          Bareboat Charter, dated February 28, 1997 between Pontwin N.V.
          and HAM Marine, Inc.
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

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
 *10.18  --Form of Amended and Restated Stock Exchange Agreement by and
          among Friede Goldman International Inc., HAM Marine, Inc.,
          Friede & Goldman Ltd., J. L. Holloway, Carl M. Crawford, Ronald
          W. Schnoor, James A. Lowe, III, John F. Alford, Holloway
          Partners, L.P., Carl Crawford Children's Trust and Bodin
          Children's Trust.
 *10.19  --Business Purchase Agreement, dated November 22, 1996, by and among J. L. Holloway Holdings, Inc., Friede & Goldman, Ltd. and
          Jerome L. Goldman.
 *10.20  --Amendment to Business Purchase Agreement, dated December 3,
          1996, by and among Friede & Goldman, Ltd. (f/k/a J.L. Holloway
          Holdings, Inc.), J.L. Goldman Associates, Inc. (f/k/a Friede &
          Goldman, Ltd.) and Jerome L. Goldman.
 *10.21  --Second Amendment to Business Purchase Agreement, dated May 19,
          1997, by and among Friede & Goldman, Ltd., J.L. Goldman
          Associates, Inc. and Jerome L. Goldman.
 *10.22  --Third Amendment to Business Purchase Agreement, dated June 13,
          1997, by and among Friede & Goldman, Ltd., J. L. Goldman
          Associates, Inc. and Jerome L. Goldman.
 *10.23  --Form of Aircraft Dry Lease, dated as of July 1, 1997, by and between Equipment Management Systems, LLC and HAM Marine, Inc.
  23.1   --Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
 *23.2   --Consent of Arthur Andersen LLP.
 *24.1   --Powers of Attorney (included in signature page).
 *27.1   --Financial Data Schedule
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* Previously filed